Brookfield

2024

Brookfield Renewable Partners L.P.

ANNUAL REPORT

Our Operations
We invest in renewable power and sustainable solutions assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Across our business, we leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders.
Our global diversified portfolio of power assets has approximately 46,200 MW of operating capacity, annualized LTA generation of approximately 121,200 GWh and a development pipeline of approximately 200,100 MW, with renewables making up over 98% of our operating capacity.
The table below outlines our renewable power portfolio as at December 31, 2024:

	River Systems	Facilities	Capacity (MW)	LTA(1) (GWh)	Storage Capacity (GWh)
Hydroelectric
North America
United States(2)	29	139	2,905	11,882	2,559
Canada	19	33	1,368	5,193	1,261
	48	172	4,273	17,075	3,820
Colombia(3)	11	27	3,153	16,348	3,703
Brazil	24	36	850	4,309	—
	83	235	8,276	37,732	7,523
Wind(4)
North America	—	57	6,934	21,665	—
Europe	—	75	5,332	17,806	—
Brazil	—	37	890	3,909	—
Asia–Pacific	—	92	3,978	10,960	—
	—	261	17,134	54,340	—
Utility-scale solar(5)	—	309	12,050	23,757	—
Distributed energy & storage(6)(7)	2	7,320	7,291	4,376	5,221
Total renewable power	85	8,125	44,751	120,205	12,744
(1)LTA is calculated based on our portfolio as at December 31, 2024, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes three battery storage facilities in North America (36 MW).
(3)Includes two wind plants (32 MW) and five solar plants (199 MW) in Colombia.
(4)Excludes 320 MW of wind capacity with an LTA of 784 GWh included in our sustainable solutions segment.
(5)Excludes 118 MW of solar capacity with an LTA of 244 GWh included in our sustainable solutions segment.
(6)Includes a battery storage facility in North America (10 MW).
(7)Includes nine fuel cell facilities in North America (10 MW) and pumped storage in North America (633 MW) and Europe (2,088 MW).
We also have investments in our sustainable solution portfolio comprised of assets and businesses that enable the transition to net-zero through established but emerging technologies that require capital to scale, and in businesses where we believe we can leverage our access to capital and partnerships to accelerate growth. This portfolio includes our investment in Westinghouse (a leading global nuclear services business) and a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas and materials recycling and a pipeline of eFuels production capacity.

The following table presents the annualized long-term average generation of our renewable power portfolio as at December 31, 2024 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,370	3,435	2,166	2,911	11,882
Canada	1,239	1,493	1,240	1,221	5,193
	4,609	4,928	3,406	4,132	17,075
Colombia(2)	3,757	4,090	3,992	4,509	16,348
Brazil	1,059	1,073	1,087	1,090	4,309
	9,425	10,091	8,485	9,731	37,732
Wind	14,517	13,128	11,641	15,054	54,340

Utility-scale solar	5,276	6,502	6,812	5,167	23,757

Distributed energy & storage	979	1,289	1,218	890	4,376

Total	30,197	31,010	28,156	30,842	120,205
(1)LTA is calculated based on our portfolio as at December 31, 2024, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes two wind plants (174 GWh) and five solar plants (453 GWh) in Colombia.

The following table presents the annualized long-term average generation of our renewable power portfolio as at December 31, 2024 on a proportionate and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,217	2,352	1,465	1,948	7,982
Canada	1,014	1,214	984	962	4,174
	3,231	3,566	2,449	2,910	12,156
Colombia(2)	850	919	897	1,012	3,678
Brazil	956	968	981	983	3,888
	5,037	5,453	4,327	4,905	19,722
Wind	2,534	2,461	2,081	2,614	9,690

Utility-scale solar	1,050	1,471	1,563	1,035	5,119

Distributed energy & storage	259	370	352	235	1,216
Total	8,880	9,755	8,323	8,789	35,747
(1)LTA is calculated based on our portfolio as at December 31, 2024, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes two wind facilities (39 GWh) and five solar facilities (102 GWh) in Colombia.
Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures
This Annual Report contains forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Annual Report and in other filings with the U.S. Securities and Exchange Commission (“SEC”) and with securities regulators in Canada – see “PART 10 – Cautionary Statements”. We make use of non-IFRS measures in this Annual Report – see “Part 10 – Cautionary Statements”. This Annual Report, our Form 20-F and additional information filed with the SEC and with Securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC's website at www.sec.gov or on SEDAR+'s website at www.sedarplus.ca.

Letter to Unitholders

2024 was another record year for our business. We delivered our strongest operating and financial results ever and positioned the business for significant further growth and value creation in the future. We derisked our business plan with strong operational execution and have clear line of sight on our growth prospects as we enter 2025, setting us up to build upon our proven track record of value creation for shareholders. We continue to be focused on deploying our capital in a disciplined manner into the most attractive risk-adjusted opportunities on a global basis.

In light of the vast number of opportunities we saw in 2024, we exceeded our capital deployment targets, investing $12.5 billion ($1.8 net to Brookfield Renewable) in some outstanding businesses, including our investment in Neoen, Ørsted’s portfolio of operating offshore wind assets in the U.K., and our investment in eFuels manufacturer Infinium.

Through these acquisitions, we added significant operating cash flows and an attractive pipeline of ready-to-contract, advanced development projects to our business. These transactions further cement our position as the preeminent global clean energy supermajor with an unmatched set of solutions, scale, and global reach that we can offer our partners. In a market with unprecedented corporate demand for electricity, our platform increasingly is gaining a competitive advantage, differentiating our growth prospects and ability to invest for value.

In addition to our success deploying capital into attractive opportunities, we closed numerous asset sales that enabled us to crystalize strong returns for our shareholders and generated a record $2.8 billion of proceeds (over $1 billion net to Brookfield Renewable) to fund future growth for the business. In 2025, we expect to continue to build on our track record of completing select asset sales across our business and recycling capital into new growth opportunities.

Broader market conditions continue to be very constructive for us, with electricity demand accelerating significantly, led by corporate customers and specifically the global technology players, who continue to invest vast sums of capital in the build-out of data centers to enable digitalization and AI supported applications. Investment by these firms grew 50% year-over-year in 2024, and it is expected that this will continue to increase tremendously throughout the rest of the decade.

Further, actions taken by the new U.S. administration to drive greater industrial, manufacturing, and data center activity in the U.S. are expected to dramatically accelerate electricity demand in the country. As this demand is incremental to the generational step-change in electricity demand that was already taking place, we believe the growth prospects for low-cost, mature renewables technologies are better than at any point in history, as they will play the leading role in the requirements for “any-and-all” increases in generation capacity. This will significantly benefit those with existing and actionable large-scale pipelines of development projects that are available to meet this opportunity. In this environment, we feel few, if any, are as well positioned as us.

Our global scale and operating and development capabilities position us as the partner of choice for the largest buyers of clean power globally. This year alone we signed contracts to deliver over 100,000 gigawatt hours of generation to commercial and industrial customers, representing over 80% of our new contracts signed for commissioned assets. We also signed the landmark renewable energy framework agreement with Microsoft, where we are on track to not only meet, but exceed our delivery targets.

We had strong financial performance this year. And with these record results, in conjunction with our solid liquidity and robust outlook for our business, we are pleased to announce an over 5% increase to our annual distribution to $1.492 per unit. Since Brookfield Renewable was publicly listed in 2011, we have delivered 14 consecutive years of annual distribution growth of at least 5% each year.

Additional highlights for the year include that we:

•Generated record FFO for the year of $1.2 billion, or $1.83 per unit, a 10% increase over last year benefitting from our inflation-linked and contracted cash flows, contributions from acquisitions and execution of various organic growth and value creation initiatives across our business.

•Secured contracts to deliver an incremental ~19,000 GWh per year of generation to our partners, including signing the landmark renewable energy framework agreement with Microsoft.

•Continued to scale our development activities commissioning ~7,000 megawatts of new renewable energy capacity and are on track to reach a ~10,000-megawatt run rate per annum by 2027.

•Strengthened our sector leading balance sheet and liquidity, completing almost $27 billion in financings across the business, including $800 million in upfinancings which allowed us to end the year with over $4.3 billion of available liquidity at the corporate level.

Dislocated Markets Create Opportunity

The renewables sector has traded down in the public markets on weaker sentiment stemming from the new U.S. administration’s announced executive orders and potential policy changes for renewables. Even though we are well positioned to significantly benefit in this environment, our shares have not been immune to lower public market prices across the sector. And while we are never pleased when our share price is down, we remain focused on the long-term and believe the outlook for our business is better than ever. As we continue to deliver on our growth targets and execute on our strategic priorities, our share price should respond and better reflect the intrinsic value of our business.

Following several decades of modest electricity demand growth, we are experiencing a dramatic shift driven by the AI revolution, one of (if not) the most significant advancements in technology in our lifetime. This is driving demand for our product, which has never been higher, supporting the highest development returns we have seen in over a decade. The current power market fundamentals mean that demand for derisked, long-life operating power assets is also very robust, which is allowing us to recycle assets and crystalize our development gains at extremely attractive levels.

We saw this in the past year, where we closed the sales of Saeta and a 50% interest in Shepherds Flat as well as reached agreements to sell several other assets that generated average returns of approximately 25% IRR, or nearly double our return targets. This is enabling us to not only secure strong returns for our shareholders but also fund our growth without the use of public equity markets, at a time when the opportunity to invest is greatest.

Over many years, we have consciously focused our business on the lowest-cost and most mature renewable technologies that have the greatest demand from corporate customers and are not reliant on government subsidy. This strategy has positioned us very favorably in the current market – we are not exposed to the sectors of the market seeing reduced support and, instead, are seeing record demand for our product. Given our scale, technology focus, and available capital, we feel we are the best positioned across the industry to capture the accelerating corporate demand.

We feel that executing our business plan will create significant value in our company and as market sentiment passes we will see that translate into our shares. And our strong position, combined with lower public share prices across the sector and increased uncertainty for some private market investors, could create significant opportunity to acquire assets for value and further grow our business.

Our Growth Outlook is Strong, Especially in the U.S.

Our pipeline of growth opportunities is as robust as ever and is specifically focused on adding platforms and projects that can meet the growing demand from corporate buyers of electricity. We are in various stages of advancing several large-scale transactions where we will provide capital or strategic solutions at good value. With our global team, capabilities and scale capital we can source and execute opportunities that few other players can, in the most attractive jurisdictions that offer the highest risk-adjusted returns.

Recently there has been much discussion around the impact of potential regulatory changes on the renewables sector in the U.S. While we see potential for regulatory changes, we do not expect any material adjustments to the policies that have the greatest impact on our business, as these largely have bipartisan support.

More important to our business are the current fundamentals for clean power, which are strong in the U.S. and abroad, and being driven by corporate customers and the demand from digitalization and electrification. We also expect that supportive fiscal policy in the U.S., which we typically see following an election, will drive further growth in manufacturing, data center development and industry in the country, requiring more power on top of the already significant demand growth we are seeing today.

Given the accelerating power needs of large corporate customers to support the expansion of their businesses, and the position of our renewable technologies as the lowest cost source of bulk power regardless of incentive schemes, we are well positioned to deliver the most viable solution to meet their needs across all our key markets.

The opportunity to capture this demand is immense, but it is most valuable to those who already have a pipeline of advanced projects and development pipeline that can be accelerated. From this perspective, our significant investment in the U.S. in recent years, before this increase in demand became apparent, is proving fortuitous. Our pipeline of projects, alongside our relationships with the largest buyers of power and access to capital to fund the buildout, places us at the epicenter of this opportunity.

As one of the largest operators and developers of renewable power assets we also have very strong relationships with a diverse group of global suppliers. We have further strengthened our relationships and secured our development pipeline through the execution of framework agreements with a number of global and U.S. based OEMs to mitigate the impact of potential policy changes and maintain our commissioning timelines. Our supply chain strategy has helped maintain our development growth schedule and return targets, and we remain focused on our procurement process, which is a differentiator for our business.

With this supportive backdrop and our competitive advantages of scale capital, deep operating, development and procurement capabilities and market positioning we are more confident than ever on the growth prospects of the business, particularly in the U.S.

Our Capital Recycling has Scaled and is Now a Regular Part of the Business

Increasingly we have been able to demonstrate our full cycle value creation through the sale of derisked operating assets and integrated platforms. Since 2020, we have generated almost $6 billion in proceeds ($2.3 billion, net to Brookfield Renewable) at an average IRR of ~22% and 2.1x multiple of invested capital. By monetizing assets and platforms to lower cost of capital buyers, we are capturing higher returns and accelerating the rotation of capital to redeploy into growth.

Our development pipeline now stands at approximately 200,000 megawatts and our pace of commissioning projects is tracking towards 10,000 megawatts a year and growing. The scale of our business and our growing development activities have translated into more asset recycling opportunities for us than ever before, as we deliver an increasing number of high-quality, derisked, cash-generating assets into operation, which are in high demand today from investors.

We are also selling our scale platforms with in-house development capabilities and development projects. In December, we closed the sale of Saeta, where we realized the significant value we created through operational enhancements and the build-out of their development function, generating 3 times our invested capital over our relatively short hold period.

In 2024 alone, our commissioned capacity and asset recycling proceeds tripled from the average of the prior three years, highlighted by the delivery of ~2,400 megawatts into production in the U.S. and ~2,700 megawatts in APAC, the closing of the sales of Saeta and a 50% interest in Shepherds Flat, and the signing of agreements to sell First Hydro and a portfolio of assets in India.

Going forward, asset recycling will continue as a reliable and consistent way for us to deliver strong returns for our shareholders and generate capital to fund growth. We expect to build off of this strong momentum in 2025 and deliver even larger and more recurring monetizations in the future at similarly healthy returns.

Operating Results

We generated FFO of $1.2 billion, or $1.83 per unit, up 10% year-over-year. These strong results reflect the benefits of our increasingly diverse business and robust growth levers, despite historically weaker hydrology at our North American hydro assets.

We continue to target 10%+ FFO per unit growth going forward and today have more visibility on achieving this target than ever before. Almost 90% of our generation is contracted with approximately 70% of revenue linked to inflation, helping to expand the operating margins we earn. We also have significant re-contracting opportunities with our staggered contract profile. We continue to successfully recontract available generation at substantial increases to expiring contracts. These activities will continue to enhance our FFO in the current rising pricing environment over the medium term and provide substantial capacity to fund future growth.

Our asset rotation is scaling and we will continue to crystalize gains on an ongoing basis from asset sales, contributing to our earnings. We will also generate incremental FFO going forward from our development activities, as we bring assets online from our large pipeline of advanced staged projects, in addition to our recently closed acquisitions that we expect to contribute to growth meaningfully in 2025 and beyond.

Our hydroelectric segment delivered FFO of $511 million, helped by stronger results in the back half of the year from our Colombian assets where we had higher generation and realized pricing on the back of a robust energy price environment. Our Colombian business, Isagen, ultimately generated FFO that was up year-over-year in the local currency after challenging hydrology in the first half due to dry El Niño conditions, demonstrating the resilient performance of the platform.

While recent performance across the North American fleet has been challenged due to unusually low precipitation, we expect this to normalize over the long-term and contribute to growth in 2025 from the lows this year. We continue to see the long-term strategic benefits of our hydro portfolio and our commercial relationships. Demand for dispatchable clean generation in our markets is very strong on the back of growing electricity needs to support data center build-out and broader electrification. And this is translating to favorable contract terms for our hydros, highlighted more recently by two agreements signed with U.S. utilities in the third quarter of 2024 at an average price of almost $90/MWh for an average duration of almost 15-years.

Our large portfolio of hydro assets with their rolling contract profile has us well positioned to execute additional long-term contracts in the current market with favorable terms similar to those recently signed. We have ~6,000 GWh per year of generation coming available for contract over the next five years, which we expect to provide a significant uplift on cash flows from higher realized pricing and significant funding for growth from upfinancing opportunities on the back of executing new contracts.

Our wind and solar segments generated a combined $833 million of FFO, up 30% from the prior year as we benefited from a full year of contributions from our recent acquisitions. We expect to see further growth from our wind and solar segments in 2025 with the close of our investments in Neoen, Ørsted’s ~3,500-megawatt operating offshore wind portfolio in the U.K., Leap Green and other various growth initiatives.

Our distributed energy, storage, and sustainable solutions segments also saw significant growth year-over-year generating a combined $329 million of FFO, up 78% from the prior year, with strong performance from Westinghouse where we continue to see positive momentum. Nuclear power is increasingly being recognized as an integral part of the energy supply solution going forward given its scale baseload and clean characteristics. Westinghouse is well positioned to capture the increasing demand for nuclear power with its fuel supply business benefitting from global capacity growth and increasing interest in Westinghouse’s proven reactor solutions to expand baseload capacity and meet the needs of our partners.

We also closed our investment in leading eFuels manufacturer Infinium this quarter, which will start to contribute to our results via our initial investment to build a production facility in Texas. The investment provides us with significant growth optionality to deploy more capital into the scaling eFuels market, as well as build the renewables projects to support these activities, on a basis that is in line with our expectations for risk-adjusted returns.

Balance Sheet and Liquidity

We finished the year with over $4.3 billion of available liquidity maintaining significant flexibility and our best-in-class balance sheet. Our diverse and robust funding model and continued commitment to sizing debt on investment grade metrics has positioned us to opportunistically deploy scale capital.

We successfully completed nearly $27 billion in financings in 2024, a record for our business, opportunistically extending average maturities and optimizing our portfolio's capital structure, including executing $800 million of upfinancings.

In the fourth quarter, we took advantage of favorable market conditions issuing C$200 million of green subordinated hybrid notes at 5.45%. The reset spread on the notes was the lowest ever achieved in the Canadian corporate hybrid market and had the lowest coupon since the start of 2022 for this type of note.

Senior Appointments

We are pleased to announce the appointment of Jennifer Mazin and Wyatt Hartley as Co-Presidents of Brookfield Renewable Partners. Jennifer and Wyatt are key members of our senior leadership team, and these appointments will improve our ability to scale the business and expand our capabilities on a global basis.

Jennifer will continue to serve as General Counsel. Wyatt will assume the role of Head of our North American Asset Management group, overseeing the operations we have in the region. Wyatt will succeed Mitch Davidson, who will remain active within our business going forward and we will therefore continue to benefit from his counsel.

We are also pleased to announce the appointment of Natalie Adomait as Chief Operating Officer and Patrick Taylor as Chief Financial Officer. Natalie joined Brookfield in 2011 and has held various positions focused on origination, investment strategy, and asset management, including most recently as the Head of Transition Investments. Patrick also joined Brookfield in 2011 and has held a series of senior finance positions within overall Brookfield.

Jeh Vevaina will continue as Brookfield’s Global Chief Investment Officer for renewable and transition investment activities, and will be supported by Ignacio Paz-Ares, who has assumed the role of Deputy Global Chief Investment Officer for this business.

Outlook

The business is entering 2025 with tremendous momentum and we are well positioned to capitalize on the current opportunity set and deliver strong value for shareholders. We remain focused on our goal to deliver 12-15% long-term total returns for investors through our disciplined approach to allocating capital and driving performance through improved operations.
We look forward to continuing to execute on our strategy, and on behalf of the Board and management, we thank all our unitholders and shareholders for their ongoing support and look forward to updating you on our progress throughout the year.

Sincerely,

Connor Teskey
Chief Executive Officer

January 31, 2025

OUR COMPETITIVE STRENGTHS
Brookfield Renewable Partners L.P. (together with its controlled entities, “Brookfield Renewable”) is a globally diversified, multi-technology, owner and operator of clean energy and sustainable solutions assets.
Our strategy is to utilize our global reach, scale capital and experience to acquire and develop high quality clean energy and sustainable solutions assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value or bring these assets into production generating incremental cash flows for our business.
One of the largest, public decarbonization businesses globally with a strong track record of value creation. Brookfield Renewable has a 24-year track record as a publicly traded operator, developer and investor in renewable power and sustainable solution assets. Today we have a large, multi-technology and globally diversified portfolio that is supported by approximately 5,270 experienced employees (inclusive of employees employed by our consolidated portfolio companies). Brookfield Renewable invests in assets directly, as well as with institutional partners, joint venture partners and through other arrangements. We have also made investments in sustainable solutions, comprised of assets and businesses that enable the transition to net-zero where we can leverage our access to capital and partnerships to accelerate growth, and emerging transition asset classes where our initial investment positions us for potential future large scale decarbonization investment. Our sustainable solutions portfolio also includes investments in power transformation opportunities where we have invested in businesses to enable the reduction of greenhouse gas emissions through the deployment of traditional renewables.
Our globally diverse portfolio helps to mitigate resource variability, and improves consistency of our cash flows. Our organic growth and acquisitions are typically done through Brookfield's private funds and therefore on a proportionate basis Brookfield Renewable's business will continue to diversify but remain heavily weighted to our premium hydroelectric assets.
Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar, DG and storage facilities in North America, South America, Europe and Asia-Pacific, and our total power portfolio consists of approximately 46,200 megawatts of installed capacity. We also have a large global development pipeline of approximately 200,000 megawatts. Our portfolio of sustainable solutions assets includes our investments in Westinghouse (a leading global nuclear services business) and a utility and independent power producer with operations in the Caribbean and Latin America, as well as investments in an operating portfolio of 57 thousand metric tonnes per annum of CCS capacity, 5 million MMBtu of annual agricultural RNG operating production capacity and over 1 million tons of recycled materials annually.

The following charts illustrate Funds From Operation on a proportionate basis(1):
(1) Figures based on Funds From Operation for the last twelve months, proportionate to Brookfield Renewable, assuming long-term average generation in all segments and includes adjustments for non-recurring items.
Diverse and high-quality portfolio of renewable power and sustainable solutions assets. Brookfield Renewable has a complementary portfolio of hydroelectric, wind, utility-scale solar, energy storage and distributed generation and other sustainable solutions assets:
•Hydroelectric Power. Today, hydroelectric power is the largest segment in our portfolio and continues to be a premium and differentiated technology as one of the longest life, lowest-cost and cleanest forms of power generation. Hydroelectric plants have high cash margins and storage capacity with the ability to dispatch power at all hours of the day.
•Wind & Solar Power. Our wind and utility-scale solar generation facilities provide exposure to some of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications. Wind and solar are now among the lowest cost forms of power generation available globally.
•Energy Storage & Distributed Generation. Our energy storage facilities provide the markets in which they are located with critical services to the grid including dispatchable generation, and our distributed generation assets provide independent, secure, behind the meter power solutions to customers.
•Sustainable Solutions. Our sustainable solutions assets, such as carbon capture, renewable natural gas capacity, our nuclear service business and our eFuels business, are helping corporates and countries enhance their operations and achieve their net-zero goals.
With our scale, diversity, operating and development capabilities and the quality of our assets, we are competitively positioned relative to other renewable power and transition companies. Our large pipeline and differentiated capabilities provide significant scarcity value and growth potential for our investors.

Best-in class operators and developers. Brookfield Renewable has approximately 5,270 experienced operators (inclusive of employees employed by our consolidated portfolio companies) that are located across the globe to help optimize the performance and maximize the returns of all our assets. Our experience operating, developing, and managing power generation facilities span over 120 years. We continue to accelerate our development activities as we build out our approximately 200,000 MW renewable power pipeline, and further enhance our decarbonization offering to our customers through the build out of our sustainable solutions assets, which includes opportunities to invest in material recycling, CCS, RNG, eFuels and others. Increasingly, the combination of our operating and developing capabilities combined with our growth pipeline is differentiating our business as the partner of choice for buyers of clean power and entities looking to decarbonize, driving the growth of our business.
Positioned to meet growing demand for power, accelerate decarbonization and improve the stability of the electricity grids. Electricity demand is accelerating as a result of growth in digitalization and electrification, and renewables, which are the lowest cost source of bulk power generation in most regions, the most readily deployable to meet near term demand and aligned with net zero targets, are the most viable solution. We are positioned to meet this demand with our large, diverse global development pipeline and differentiated capabilities. In addition to power demand growth, renewables help mitigate the risks posed by climate change and energy security, which are viewed as two of the most significant and urgent issues facing the global economy. Climate change and energy insecurity pose immense risks to the safety and security of communities and to our collective economic prosperity. In response, governments and corporates have adopted ambitious plans to support a transition to a decarbonized economy. We believe that our scale and global operating, development and investing capabilities make us well positioned to partner with governments and corporates to help them achieve their decarbonization goals.
Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle and flexibility to opportunistically deploy capital. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants. Approximately 90% of our debt is either investment grade rated or sized to investment grade metrics. Our corporate debt to total capitalization is approximately 15% and approximately 91% of our borrowings are non-recourse. Corporate borrowings and proportionate non-recourse borrowings each have weighted-average terms of approximately 12 years and 11 years, respectively, with no material maturities over the next five years. Approximately 90% of our financings are effectively fixed rate and only 13% of our debt outside North America and Europe is exposed to changes in interest rates. Our available liquidity as at December 31, 2024 is over $4.3 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.
Well positioned for cash flow growth and an attractive long term distribution profile. We have diverse, reliable and derisked cash flow growth levers that help enable our stable distribution growth target of 5% to 9% annually. Our business is funded by internally generated cash flows, asset recycling and upfinancing which support organic development and acquisition activities that contribute to cash flow growth. Our operating cash flows also have embedded growth levers including inflation escalations in the vast majority of our contracts, potential margin expansion through revenue growth and cost reduction initiatives.
Disciplined and contrarian investment strategy. Our global scale and multi-technology capabilities allow us to rotate capital where it is scarce in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions focused on downside protection and preservation of capital, leveraging Brookfield’s team of over 100 investment professionals globally who are dedicated to sourcing and underwriting accretive acquisitions on an opportunistic basis. Our ability to develop and acquire assets is strengthened by our operating and project development teams across the globe, strategic relationship with Brookfield, and our liquidity and capitalization profile.
Differentiated approach to asset development and asset management. We employ a conservative, differentiated approach with respect to asset development and management whereby we look to remove what we call “basis risk” before committing significant capital. To do this, we look to secure financing, customer agreements and engineering, procurement and construction contracts concurrently so we have strong visibility on cash flows and can lock-in our target returns. Where possible, we look to secure fixed rate financing, inflation indexed customer agreements and full wrap construction contracts to minimize uncertainty and provide strong visibility to our cash flows.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (“ESG”) MANAGEMENT
Our Approach to Sustainability
Our approach to sustainability is a key part of how we conduct our business as an investor, developer, owner and operator of one of the world’s largest publicly traded platforms for renewable power, sustainable solutions and decarbonization solutions. We believe that strong sustainability principles, practices and performance support creating a resilient business and generating long-term value for our stakeholders.
We integrate sustainability throughout our investment lifecycle, starting with due diligence, through ongoing management and to our exit from the investment. We tailor sustainability due diligence, leveraging our investment and operating expertise and using guidance from the Sustainability Accounting Standards Board. We seek to proactively identify material sustainability risks and opportunities most relevant to the investment and tailor our due diligence work accordingly. After acquiring or investing in an asset, we implement a tailored integration plan that includes material sustainability-related priorities. The management teams within each business are accountable for integrating new investments and managing sustainability risks and opportunities through the investment’s life cycle. Sustainability integration and performance are reviewed centrally on a regular basis through our formal governance processes. Finally, as part of our divestiture process, we outline potential value creation from several different factors, including sustainability considerations.
Environment
Decarbonization is a global goal shared by many governments, corporations and investors. As a leading investor, developer, owner and operator of clean energy, we built our position in this sector over many decades and will leverage our operational expertise to support the multi-decade transition required for global decarbonization. Our clean energy assets already support countries and businesses globally in their decarbonization efforts and we will continue to partner to drive emissions reduction.
We have set an ambition to deliver net-zero emissions across our business by 2050 or sooner and to accelerate the global transition. The ambition is aligned with our strategy and underpinned by the following goals:
•From 2022, develop an additional 21,000 MW of new clean energy capacity by 2030, which would represent a doubling of our operating portfolio to 42,000 MW. In 2024, we developed approximately 7,000 MW of new clean energy capacity, and we have developed approximately 15,000 MW since setting our target. We expect to accomplish the remaining capacity growth by executing on opportunities in our existing development pipeline as well as continuing to pursue acquisitions. See Item 3.D “Risk Factors — Risks Relating to Our Growth Strategy” in our most recent Annual Report on Form 20-F.
•Set emissions reduction targets and plans to align with the Paris Agreement for 100% of carbon intensive investments. We seek opportunities to help businesses – primarily those in the energy, utility and industrial sectors – to align with the goals of the Paris Agreement by setting interim and long-term targets against Paris-aligned pathways and integrating these targets into the strategy, business plan and governance processes of new acquisitions.
We also recognize the importance of reducing the emissions from our own operations and have set interim goals to achieve net zero for Scope 1 & Scope 2 market-based emissions by 2030 across our existing renewable operations. This target is supported by established plans with a primary focus on emissions reductions, including increasing the use of renewable energy to power our assets and offices. In addition, we measure our Scope 3 value chain emissions and continue to work towards setting a Scope 3 target in the future.
We integrate wider environmental considerations, including biodiversity protection and water and waste management, into our decision-making and activities, while striving for continuous improvement in our environmental management system and overall performance. Our engagement and collaboration with stakeholders, including communities, Indigenous peoples, local agencies and environmental NGOs, enhance our understanding of ecosystems, the potential environmental impacts of our facilities and the development of associated management plans.
We also support the market for green financing products, helping to accelerate the transformation and decarbonization of global electricity generation, while reducing the cost of our borrowing. Our Green Financing Committee, comprised of representatives from our Capital Markets and Treasury teams, manages our sustainable financing strategy in collaboration with Brookfield Renewable’s Sustainability Team. The chief financial officer of BRP Energy Group L.P., inclusive of any other affiliate of such entity that provides services to Brookfield Renewable pursuant to our Master Services Agreement or any other service agreement or arrangement (together, the “Service Provider”) oversees our strategy and includes these matters in reports to the board of directors of the Brookfield Renewable Partners Limited, which serves as BEP’s general partner (“Managing General Partner”).
In 2024, we issued approximately $6.5 billion of green financings at both the corporate and project levels. This brought our aggregate green issuances to approximately $21.5 billion, as of December 31, 2024. In January 2024, we updated our Green Financing Framework which received a medium green overall rating by second-party opinion provider S&P, with all of our eligible investment categories receiving medium or dark green classifications under S&P’s Shade of Green methodology. All of our project-level green bonds received over 90 out of 100 Green Evaluation scores from S&P Global Ratings Canada, a business unit of S&P Global Canada Corp (“S&P”), the highest on its scale. S&P cited that Brookfield Renewable’s environmental stewardship, commitment to renewable power and use of proceeds towards renewable power generation contributed to this top score.
Social
We seek to make a positive difference for our people and the communities in which we operate. Within our operations, we maintain a strong focus on health and safety, support the development of our employees and strive to create an open and inclusive work environment for our teams to thrive. We continuously strive to achieve excellence in health and safety performance and to be industry leaders in risk management and incident prevention. Our health and safety management philosophy emphasizes the importance of leadership, line management accountability, a managed system approach and the identification and elimination of high-risk hazards as the cornerstones of exceptional performance.
Across our value chain, we strive to build strong relationships with our community partners. We proactively engage with communities and strive to create shared value. We believe having transparent and well-established relationships with local stakeholders is key to successfully developing and operating our facilities. When considering investing in or building a new facility, we conduct assessments and due diligence to identify local stakeholders. Stakeholders can include communities, Indigenous groups, landowners, business owners, municipalities, recreational organizations, NGOs or others potentially affected by or interested in our operations. We consult and work proactively with local stakeholders to consider their interests in our decision-making, developments and operations.
We are dedicated to treating stakeholders, including employees, customers, suppliers, and the communities in which we operate with dignity and respect. Our human rights policy and associated programs include adhering to all laws and regulations that apply to our operations regarding fair labor and employment conditions and making efforts within our business to enhance our due diligence, key contract terms, policies, procedures and collaboration with respect to our human rights and the supply chain. Our commitment to human rights is integrated throughout our decision-making and operations.
Governance
We maintain high ethical standards across our organization, key elements of which include our Code of Business Conduct and Ethics, Anti-Bribery and Anti-Corruption Policy, a whistleblower hotline, and supporting controls and procedures. To ensure best practices are adopted by our contractors, we have established a Vendor Code of Conduct to better ensure that our contractors’ values, priorities and business practices are aligned with our own. The standards set by these policies are designed to meet or exceed applicable law and regulation. We recognize the importance of transparently reporting our sustainability programs and our ESG progress to stakeholders including our investors. As such, we began publishing an annual sustainability report in 2020 detailing how we embed sustainability considerations into our business and also continue to report in alignment with the recommendations of the Taskforce on Climate-related Financial Disclosures.
Oversight of our sustainability matters resides with our Board of Directors and senior leadership team:
•Board of Directors: The board of directors of the Managing General Partner and its committees oversee our sustainability strategy, which is focused on decarbonization, and review our sustainability approach and performance throughout the year. It also reviews global policies related to sustainability and monitors the performance of our regional businesses. The board of directors of the Managing General Partner receives quarterly updates on sustainability performance.
•Executive Management Team: The Chief Executive Officer of the Service Provider has ultimate accountability for implementing strategy for the business, including the delivery of sustainability programs and goals. The Chief Executive Officer of the Service Provider and the executive management team set and provide oversight for delivery of the strategic vision and priorities of our business.
•Regional Business and Portfolio Company Leads: The Chief Executive Officers of our regional businesses and portfolio companies implement local objectives within their business and are accountable for sustainability performance.
•Sustainability Steering Committee: Our Sustainability Steering Committee sets sustainability goals, shares best practices, monitors progress and performance against our goals and seeks opportunities for improvement. The committee includes the Chief Executive Officers of our regional operating businesses, our Chief Sustainability Officer, and our Chief Risk Officer along with various sustainability and operations experts from across our businesses.
•HSS&E Steering Committee: Our HSS&E Steering Committee manages our strategic health and safety framework. The committee sets our comprehensive health and safety policies, upholds our robust health and safety culture and management system, shares best practices, seeks opportunities to continuously improve our safety performance and monitors performance against our goal to achieve zero high-risk incidents.
•Investment Review: The Service Provider incorporates sustainability factors, including climate-related considerations, into the due diligence process for potential investments, including reviewing material sustainability and other findings from due diligence, prior to investment decisions being made.
A proactive and focused approach continuing to build upon our high sustainability standards creates value in our business. The initiatives we undertake and the investments we make in building our business are guided by value-enhancement as well as our core set of principles around sustainability, as we create a culture and organization that we believe can be successful today and in the future. For a discussion of the individuals from Brookfield’s management team that are expected to be involved in our business, please see “Risk Factors” included in our most recent Annual Report on Form 20-F.

Management’s Discussion and Analysis
For the year ended December 31, 2024
This Management’s Discussion and Analysis for the year ended December 31, 2024 is provided as of February 28, 2025. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd. (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions and their related parties.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A BEPC exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation (“BEPC”) held by public shareholders and Brookfield Holders, class A.2 BRHC exchangeable non-voting shares (“class A.2 exchangeable shares”) of Brookfield Renewable Holdings Corporation (formerly, Brookfield Renewable Corporation) “BRHC” held by Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise. The LP units, BEPC exchangeable shares and class A.2 exchangeable shares, and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 9 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 9 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 10 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov), or on SEDAR+ (www.sedarplus.ca).

Organization of Management’s Discussion and Analysis

PART 1 – 2024 HIGHLIGHTS

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2024	2023
Selected financial information
Revenues	$5,876	$5,038
Net (loss) attributable to Unitholders(1)	(464)	(100)
Basic and diluted net loss per LP unit(2)	(0.89)	(0.32)
Proportionate Adjusted EBITDA(3)	2,408	2,182
Funds From Operations(3)	1,217	1,095
Funds From Operations per Unit(3)(4)	1.83	1.67
Distribution per LP unit	1.42	1.35

Operational information
Capacity (MW)	46,211	32,949
Total generation (GWh)
Long-term average generation	94,339	75,584
Actual generation	80,842	69,704

Proportionate generation (GWh)
Actual Renewable generation	30,947	29,082
(1)Includes $255 million loss attributed to Limited Partner equity, $160 million loss attributed to BEPC exchangeable shares and class A.2 exchangeable shares, $174 million loss attributed to Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield, and $125 million income attributed to General partnership interest in a holding subsidiary held by Brookfield.
(2)Average LP units for the year ended December 31, 2024 were 285.5 million (2023: 282.4 million).
(3)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, see “Part 4 - Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” and “Part 10 - Cautionary Statements”.
(4)Average Units outstanding for the year ended December 31, 2024 were 663.6 million (2023: 657.1 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares and GP interest.

AS AT DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	December 31, 2024	December 31, 2023
Liquidity and Capital Resources
Available liquidity	$4,320	$4,121
Debt to capitalization – Corporate	15%	12%
Debt to capitalization – Consolidated	40%	40%
Non-recourse borrowings as a percentage of total borrowings – Consolidated	91%	91%
Fixed rate debt exposure on a proportionate basis(1)	95%	96%
Corporate borrowings
Average debt term to maturity	12 years	10 years
Average interest rate	4.5%	4.3%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	11 years	12 years
Average interest rate	5.4%	5.4%
(1)Total floating rate exposure is 13% (2023: 12%) of which 13% (2023: 8%) is related to floating rate debt exposure of certain regions-outside of North America and Europe due to the high cost of hedging associated with those regions.

Operations
Funds From Operations of $1,217 million or $1.83 on a per Unit basis is higher than the prior year driven by:
•Contributions from growth, including almost 7,000 MW of new development projects reaching commercial operation in the past 12 months;
•Strong all-in pricing across most of our fleet; and
•High asset availability across our portfolio
After deducting non-cash depreciation, foreign exchange and derivative gains or losses and other, net loss attributable to Unitholders was $464 million or $0.89 per LP unit, compared to net loss attributable to Unitholders of $100 million or $0.32 per LP unit in the prior year.
Refer to Part 2 - Financial Performance Review on Consolidated Information in this Management’s Discussion and Analysis for details on consolidated statements of income (loss).
We continue to be the partner of choice to procure clean power:
•In 2024, we advanced commercial priorities, signing contracts to deliver an incremental ~19,000 GWh per year of generation to our partners
•We also signed the landmark renewable energy framework agreement with Microsoft to deliver over 10.5 GW of clean energy capacity between 2026 and 2030 and are on track to not only meet, but exceed our delivery targets.
Growth and Development
During the year, together with our institutional partners, we have deployed, or committed to deploy $12.5 billion ($1.8 billion net to Brookfield Renewable) into growth, further diversifying our business, marking our largest year for investment ever.
We continued to accelerate our development activities
•Our development pipeline now stands at approximately 200,000 MW and our pace of commissioning projects is nearly 7,000 MW a year and we are on track to reach a ~10,000 MW run rate per annum by 2027.
Liquidity and Capital Resources
Our best-in-class balance sheet with investment grade BBB+ credit rating and access to diverse sources of capital continues to differentiate our business.
•We finished the year with over $4.3 billion of available liquidity. Our diverse and robust funding model and continued commitment to sizing debt on investment grade metrics has positioned us to opportunistically deploy scale capital
•We successfully completed nearly $27 billion in financings in 2024, a record for our business, opportunistically extending average maturities and optimizing our portfolio's capital structure, including executing $800 million of upfinancings
•In the fourth quarter we took advantage of favorable market conditions and issued C$200 million of green subordinated hybrid notes at 5.45%. The reset spread on the notes was the lowest ever achieved in the Canadian corporate hybrid market and had the lowest coupon since the start of 2022 for this type of note
Together with our institutional partners, we completed or reached agreements in 2024 to sell assets generating $2.8 billion (over $1 billion net to Brookfield Renewable) at average returns of approximately 25% IRR, or nearly double our return targets to fund future growth for the business in 2025, including:
•Closed the sale of a renewable platform with 682 MW of wind, 63 MW of solar and a 1.6 GW development pipeline, across Portugal and Spain, and the partial sale of an 845 MW portfolio of wind assets in the U.S.
•Signed agreements to sell our interest in a joint venture with over 2 GW of pumped storage capacity in the U.K. and a ~1.6 GW portfolio of operating and under construction wind and solar assets in India

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2024	2023	2022
Revenues	$5,876	$5,038	$4,711
Direct operating costs	(2,580)	(1,933)	(1,434)
Management service costs	(204)	(205)	(243)
Interest expense	(1,988)	(1,627)	(1,224)
Depreciation	(2,010)	(1,852)	(1,583)
Income tax recovery	191	48	2
Net (loss) income	(9)	616	138
	Average FX rates to USD
C$	1.37	1.35	1.30
	€0.92	0.92	0.95
R$	5.39	4.99	5.16
COP	4,071	4,328	4,253
Current Year Variance Analysis (2024 vs 2023)
Revenues totaling $5,876 million represents an increase of $838 million compared to prior year due to the growth of our business, inflation escalation on contracted generation and high asset availability. Recently acquired and commissioned facilities contributed 14,376 GWh of generation and $764 million of revenues, which was partially offset by recently completed asset sales that reduced generation by 900 GWh and revenues by $80 million. On a same store, constant currency basis, revenues increased by $142 million as the benefits from inflation escalation on our contracted generation in Canada, Brazil and Colombia and stronger generation at our wind and solar portfolios were offset by lower resources at our hydroelectric portfolio.
The strengthening of the Colombian peso relative to the U.S. dollar compared to the prior year was offset by the relative weakening of the Brazilian real and Canadian dollar and increased revenues by $12 million offset by a $32 million unfavorable impact on our operating and interest expenses.
Direct operating costs totaled $2,580 million representing an increase of $647 million compared to prior year due primarily to additional costs from our recently acquired and commissioned facilities, higher power purchases in Colombia, which are passed through to our customers, and the above noted foreign exchange fluctuations partly offset by our recently completed asset sales.
Management service costs totaled $204 million representing a decrease of $1 million compared to prior year.
Interest expense totaling $1,988 million represents an increase of $361 million compared to prior year due to recent acquisitions, financing initiatives to fund development activities and the above noted foreign exchange fluctuations.
Depreciation expense totaling $2,010 million represents an increase of $158 million compared to prior year due to the growth of our business and the strengthening of the Colombian peso relative to the U.S. dollar.
Net loss totaling $9 million represents a decrease of $625 million compared to prior year due to the above noted items and other income relating to non-recurring items that benefited the prior year.

Prior Year Variance Analysis (2023 vs 2022)
Revenues totaling $5,038 million represents an increase of $327 million compared to prior year due to the growth of our business and higher realized prices. Recently acquired and commissioned facilities contributed 6,706 GWh of generation and $311 million of revenues, which was partially offset by recently completed asset sales that reduced generation by 1,134 GWh and revenues by $89 million. On a same store, constant currency basis, revenues increased by $124 million as the benefits from higher realized prices across most markets on the back of inflation escalation and commercial initiatives were partially offset by lower hydrology at our Canadian and Colombian hydroelectric assets and lower average revenue per MWh at our European wind and solar assets as a result of adjustments to the regulated price earned in Spain that decreased revenue in the short term but has no impact on the value of the asset given the regulatory construct.
During the year there was an unfavorable foreign exchange impact of $19 million on revenue as well as a $17 million unfavorable foreign exchange impact on our operating and interest expenses.
Direct operating costs totaling $1,933 million represents an increase of $499 million compared to prior year due to additional costs from our recently acquired and commissioned facilities and higher power purchases in Colombia, which are passed through to our customers, partly offset by our recently completed asset sales and the above noted strengthening of the U.S. dollar.
Management service costs totaling $205 million represent a decrease of $38 million compared to prior year.
Interest expense totaling $1,627 million represents an increase of $403 million compared to prior year due to growth in our portfolio and upfinancings completed in the prior year at our North American and South American hydroelectric assets to fund the growth of our business.
Depreciation expense totaling $1,852 million represents an increase of $269 million compared to prior year due to the growth of our business.
Net income totaling $616 million represents an increase of $478 million compared to prior year due to the above noted items, other income relating to non-recurring items and a gain on sale of non-core wind assets.

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the audited annual consolidated statements of financial position as at December 31:

(MILLIONS)	2024	2023
Current assets	$8,835	$4,610
Equity-accounted investments	2,740	2,546
Property, plant and equipment, at fair value	73,475	64,005
Assets held for sale	2,049	—
Total assets	94,809	76,128
Corporate borrowings	3,802	2,833
Non-recourse borrowings	30,588	26,869
Deferred income tax liabilities	8,439	7,174
Liabilities directly associated with assets held for sale	1,036	—
Total liabilities and equity	94,809	76,128
	FX rates to USD
C$	1.44	1.33
	€0.97	0.91
R$	6.19	4.84
COP	4,409	3,822
Property, plant and equipment
Property, plant and equipment totaled $73.5 billion as at December 31, 2024 compared to $64.0 billion as at December 31, 2023 representing an increase of $9.5 billion. Acquisitions during the year, including a 53% controlling stake in Neoen, a 74% controlling stake in a leading wind-focused commercial and industrial renewable business in India and a fully integrated distributed generation focused renewable platform in South Korea increased property, plant and equipment by $7.5 billion. Our continued investment in the development of power generating assets increased property plant and equipment by $4.2 billion. Our annual revaluation which recognized the benefit of higher power prices across select markets and the expected growth in demand for renewable power increased property, plant and equipment by $5.3 billion. These increases were partly offset by dispositions and assets classified as held for sale that decreased property, plant and equipment by $2.2 billion, the strengthening of the U.S. dollar versus most currencies that decreased property, plant and equipment by $3.3 billion and depreciation expense that decreased property, plant and equipment by $2.0 billion.
Assets held for sale and Liabilities directly associated with assets held for sale
Assets held for sale and Liabilities directly associated with assets held for sale totaled $2,049 million and $1,036 million, respectively, as at December 31, 2024 and comprised of a 25% interest in 2 GW of pumped storage facilities in the U.K., a 30 MW biomass facility in Brazil and a 1,004 MW portfolio of wind and solar assets in India. Assets held for sale also include a 650 MW portfolio of wind and solar assets in Australia that were classified as held for sale upon the acquisition of Neoen.

RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield Corporation.
Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities. Brookfield will support the price that Brookfield Renewable receives for energy generated by certain facilities in the United States.
In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities. Brookfield Renewable has also entered into voting agreements with its consortium partners in respect of both the Colombian business and Neoen. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional partners, has access to financing using the Private Funds’ credit facilities.
From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by a co-investor.
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2029 and the draws bear interest at the Secured Overnight Financing Rate plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation. Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at December 31, 2024 (2023: nil). The interest expense on the Brookfield Corporation credit facility and deposit for the year ended December 31, 2024 totaled nil (2023: nil and 2022: nil)
During the fourth quarter of 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 50% interest in a 845 MW portfolio of wind assets in the U.S. for approximately $380 million (approximately $95 million net to Brookfield Renewable), of which a 25% interest was sold to an affiliate of Brookfield at a value equivalent to the third party that acquired the other 25% interest in the portfolio. Brookfield Renewable will maintain control of the portfolio subsequent to the partial sale.
During the year ended December 31, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 95 MW under construction utility-scale solar development in Germany to an affiliate of Brookfield. As a result of the sale, a gain on disposition of $23 million ($5 million net to Brookfield Renewable) was recorded within Other Income in the consolidated statement of income (loss).
Brookfield Renewable from time to time may enter into agreements with Brookfield and its subsidiaries to transfer income tax credits generated by renewable energy projects. These agreements are typically entered into at market rates. During the year ended December 31, 2024, Brookfield Renewable transferred $131 million (2023: nil) of income tax credits to Brookfield and its subsidiaries.

From time to time Brookfield Wealth Solutions and its related entities may participate in capital raises undertaken by Brookfield Renewable. Brookfield Wealth Solutions frequently participates alongside market participants at market rates and as at December 31, 2024, $65 million of non-recourse borrowings (2023: $101 million) and $7 million of corporate borrowings (2023: $8 million) were due to Brookfield Wealth Solutions. Brookfield Wealth Solutions has also subscribed to tax equity financing of $1 million (2023: $2 million) and preferred limited partners equity of $10 million (2023: $11 million). As at December 31, 2024, Brookfield Renewable had $348 million (2023: $450 million) of borrowings from Brookfield Wealth Solutions classified as due to related party.
On December 24, 2024, Brookfield Renewable, Brookfield Renewable Holdings Corporation (“BRHC”) and BEPC completed an arrangement (the “Arrangement”), pursuant to which 1505127 B.C. Ltd. (which was renamed Brookfield Renewable Corporation) became the “successor issuer” (as defined in NI 44-101) to the former BEPC, which was renamed Brookfield Renewable Holdings Corporation and BRHC’s class A exchangeable subordinate voting shares were delisted. The purpose of the Arrangement was to allow Brookfield Renewable to maintain the benefits of its business structure, while addressing proposed amendments to the Income Tax Act (Canada) that were expected to result in additional costs to BEPC if no action was taken. In connection with the Arrangement, among other things, (i) holders of class A exchangeable subordinate voting shares of BRHC, other than Brookfield, received BEPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BRHC on a one-for-onebasis; (ii) Brookfield transferred their class A exchangeable subordinate voting shares of BRHC to BEPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BRHC were delisted; (iv) the exchangeable shares of BEPC were listed on the NYSE and the TSX; (v) Brookfield Renewable transferred 55 class B shares of BRHC to BEPC in exchange for 55 class B shares of BEPC; and (vi) 43,605 class B shares of BEPC were issued to Brookfield Renewable in exchange for $1 million. The class A.2 exchangeable shares are exchangeable by Brookfield into BEPC exchangeable shares (subject to an ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC) or LP units on a one-for-one basis.
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 29 – Related party transactions in our audited annual consolidated financial statements. For a description of certain of our agreements with Brookfield, please see Item 7.B “Related Party Transactions” in our Form 20-F for the annual period ended December 31, 2024.

The following table reflects the related party agreements and transactions in the audited annual consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	2024	2023	2022
Revenues
Power purchase and revenue agreements	$—	$14	$21

Other income
Gain on disposition	$23	$—	$—
Distribution income	3	8	—
	$26	$8	$—

Direct operating costs
Energy marketing fee and other services	$(12)	$(5)	$(1)

Interest expense
Borrowings	$(63)	$(35)	$—
Contract balance accretion	(30)	(26)	(20)
	$(93)	$(61)	$(20)
Other
Other related party services	$5	$3	$(5)
Financial instrument gain	3	21	5
	$8	$24	$—

Management service costs	$(204)	$(205)	$(243)

Current income tax
Investment tax credits	$131	$—	$—

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2024	2023
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$65	$61
Due from related parties
Amounts due from	Brookfield(1)	573	1,386
	Equity-accounted investments and other	300	57
		873	1,443
Assets held for sale	Equity-accounted investments and other	125	—
Financial instrument assets	Brookfield	38	—

Non-current assets
Financial instrument assets	Brookfield	—	170

Other long-term assets
Contract asset	Brookfield	250	314
Due from related parties	Equity-accounted investments and other	8	135
Current liabilities
Contract liability	Brookfield	47	35

Financial instrument liabilities	Brookfield Wealth Solutions	—	2

Due to related parties
Amounts due to	Brookfield(2)	4,005	541
	Equity-accounted investments and other	684	13
	Brookfield Wealth Solutions	123	242
Accrued distributions payable on LP units, BEPC exchangeable shares, class A.2 exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	43	39
		4,855	835
Liabilities held for sale	Brookfield	31	—

Non-current liabilities
Financial instrument liabilities	Brookfield	13	—
	Brookfield Wealth Solutions	1	2
Due to related parties
Amounts due to	Brookfield	309	496
	Brookfield Wealth Solutions	225	208
	Equity-accounted investments and other	58	1
		592	705
Corporate borrowings	Brookfield Wealth Solutions	7	8

	Brookfield Wealth Solutions	65	101
Other long-term liabilities
Contract liability	Brookfield	686	680
Equity
Preferred limited partners equity	Brookfield Wealth Solutions	10	11
(1)Includes receivables of $376 million (2023: $1,328 million) associated with the Brookfield Global Transition Fund credit facility
(2)Includes payables of $32 million (2023: $6 million), $87 million (2023: $81 million), and $3,493 million (2023: $307 million) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund, and Brookfield Global Transition Fund II credit facilities, respectively

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at December 31, 2024, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $128 million were declared during the year ended December 31, 2024 (2023: $111 million).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2024, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
During the third quarter of 2024, Brookfield Renewable declared the fixed quarterly distributions on the Class A Preference Series 3 Shares during the five years commencing August 1, 2024 will be paid at an annual rate of 6.52%.
In December 2024, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 17, 2025, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during 2024 or 2023 in connection with the normal course issuer bid.
Perpetual subordinated notes
The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $37 million on the perpetual subordinated notes during the year ended December 31, 2024 (2023: $29 million). Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity.
During the first quarter of 2024, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $150 million of perpetual subordinated notes at a fixed rate of 7.25%.
Preferred limited partners’ equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders.
In the second quarter of 2024, Brookfield Renewable redeemed all of the outstanding units of Series 15 Preferred Units for C$175 million.
In December 2024, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2025, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No units were repurchased during 2024 or 2023.
Limited partners’ equity, Redeemable/Exchangeable partnership units, and exchangeable shares
As at December 31, 2024, Brookfield Holders held a direct and indirect interest of approximately 48% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 313,640,823 LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares, on a combined basis and the remaining is held by public investors.

During the year ended December 31, 2024, Brookfield Renewable issued 285,010 LP units (2023: 304,899 LP units) under the distribution reinvestment plan at a total value of $7 million (2023: $8 million).
During the year ended December 31, 2024, holders of BEPC exchangeable shares exchanged 10,675 BEPC exchangeable shares (2023: 8,465 BEPC exchangeable shares) for an equivalent number of LP units amounting to less than $1 million (2023: less than $1 million).
In December 2024, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,255,578 LP units and 8,982,042 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2025, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the year ended December 31, 2024, there were 2,279,654 LP units (2023: 1,856,044 units) repurchased and cancelled at a total cost of $52 million (2023: $43 million). During the year ended December 31, 2024, Brookfield Corporation purchased nil LP units (2023: 441,363 units). There were no BEPC exchangeable shares repurchased during the years ended December 31, 2024 or 2023.

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision makers or “CODM”) manages the business, evaluates financial results, and makes key operating decisions. See “PART 9 – Presentation to Stakeholders and Performance Measurement” for information on segments and an explanation on the calculation and relevance of proportionate information, Adjusted EBITDA and Funds From Operations which are non-IFRS measures.
PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Hydroelectric
North America	10,821	11,603	12,155	12,161	$932	$1,029	$575	$670	$300	$402
Brazil	3,809	3,974	4,043	4,099	208	240	151	172	130	146
Colombia	2,950	3,408	3,646	3,647	338	293	176	175	81	76
	17,580	18,985	19,844	19,907	1,478	1,562	902	1,017	511	624
Wind	8,276	6,367	9,604	7,865	629	511	631	493	484	382
Utility-scale solar	3,712	2,489	4,365	3,123	416	365	464	372	349	261
Distributed energy & storage	1,379	1,241	1,111	956	227	241	229	180	186	133
Sustainable solutions	—	—	—	—	496	147	165	61	143	52
Corporate	—	—	—	—	—	—	17	59	(456)	(357)
Total	30,947	29,082	34,924	31,851	$3,246	$2,826	$2,408	$2,182	$1,217	$1,095
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

HYDROELECTRIC OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$1,478	$1,562
Other income	44	33
Direct operating costs	(620)	(578)
Adjusted EBITDA(1)	902	1,017
Interest expense	(364)	(367)
Current income taxes	(27)	(26)
Funds From Operations	$511	$624

Generation (GWh) – LTA	19,844	19,907
Generation (GWh) – actual	17,580	18,985
Average revenue per MWh(2)	74	72
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2024	2023	2024	2023	2024	2023	2024	2023
North America
United States	7,235	7,766	$83	$84	$358	$425	$198	$271
Canada	3,586	3,837	67	63	217	245	102	131
	10,821	11,603	78	77	575	670	300	402
Brazil	3,809	3,974	55	60	151	172	130	146
Colombia	2,950	3,408	82	69	176	175	81	76
Total	17,580	18,985	$74	$72	$902	$1,017	$511	$624
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
North America
Funds From Operations at our North American business were $300 million in 2024 versus $402 million in the prior year as the benefit from recontracting initiatives and inflation indexation on our contracted generation was offset by weaker hydrology, lower average revenue per MWh in the U.S. due primarily to generation mix and the weakening of the Canadian dollar versus the U.S. dollar.
Brazil
Funds From Operations at our Brazilian business were $130 million in 2024 versus $146 million in the prior year. On a constant currency basis, Funds From Operations increased as the benefit of inflation indexation of our contracts was partially offset by less favorable hydrology conditions and commercial initiatives that benefited the prior year.

Colombia
Funds From Operations at our Colombian business were $81 million in 2024 versus $76 million in the prior year as we benefited from higher average revenue per MWh due to recontracting initiatives, inflation indexation on contracted generation, and higher pricing realized on our uncontracted generation, partially offset by lower resources.
WIND OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$629	$511
Other income	235	146
Direct operating costs	(233)	(164)
Adjusted EBITDA(1)	631	493
Interest expense	(130)	(105)
Current income taxes	(17)	(6)
Funds From Operations	$484	$382

Generation (GWh) – LTA	9,604	7,865
Generation (GWh) – actual	8,276	6,367
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our wind business were $484 million in 2024 versus $382 million in the prior year as we benefited from newly acquired and commissioned facilities, stronger generation on a same store basis and gains related to the partial sale of North American development assets and the sale of a European development portfolio, partially offset by gains on the sale of development assets that benefited the prior year.
UTILITY-SCALE SOLAR OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$416	$365
Other income	180	106
Direct operating costs	(132)	(99)
Adjusted EBITDA(1)	464	372
Interest expense	(114)	(110)
Current income taxes	(1)	(1)
Funds From Operations	$349	$261

Generation (GWh) – LTA	4,365	3,123
Generation (GWh) – actual	3,712	2,489
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our utility-scale solar business were $349 million in 2024 versus $261 million in the prior year, as we benefited from newly acquired and commissioned facilities, stronger generation on a same store basis, gains related to the sale of certain North American development assets and a European development portfolio, partially offset by gains on the sale of development assets that benefited the prior year.

DISTRIBUTED ENERGY & STORAGE OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & storage business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$227	$241
Other income	88	20
Direct operating costs	(86)	(81)
Adjusted EBITDA(1)	229	180
Interest expense	(38)	(43)
Current income taxes	(5)	(4)
Funds From Operations	$186	$133

Generation (GWh) – LTA	1,111	956
Generation (GWh) – actual	1,379	1,241
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our distributed energy & storage business were $186 million in 2024 versus $133 million in the prior year due to the benefits from recently acquired and commissioned facilities.

SUSTAINABLE SOLUTIONS OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for sustainable solutions business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$496	$147
Other income	66	19
Direct operating costs	(397)	(105)
Adjusted EBITDA(1)	165	61
Interest expense	(22)	(6)
Current income taxes	—	(3)
Funds From Operations	$143	$52
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our sustainable solutions business were $143 million in 2024 versus $52 million in the prior year due to growth and development including our investment in our global nuclear services business.

CORPORATE
The following table presents our results for corporate for the year ended December 31:

(MILLIONS)	2024	2023
Other income	$56	$88
Direct operating costs	(39)	(29)
Adjusted EBITDA(1)	17	59
Management service costs	(204)	(205)
Interest expense	(167)	(114)
Distributions(2)	(102)	(97)
Funds From Operations	$(456)	$(357)
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Distributions on Preferred Units, Class A Preference Shares and Perpetual Subordinated Notes.

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Hydroelectric
North America	11,603	11,285	12,161	12,161	$1,029	$964	$670	$603	$402	$412
Brazil	3,974	3,828	4,099	4,060	240	197	172	167	146	138
Colombia	3,408	4,411	3,647	3,802	293	273	175	201	76	117
	18,985	19,524	19,907	20,023	1,562	1,434	1,017	971	624	667
Wind	6,367	5,951	7,865	6,797	511	538	493	430	382	326
Utility-scale solar	2,489	1,878	3,123	2,406	365	374	372	362	261	253
Distributed energy & storage	1,241	1,050	956	886	241	242	180	189	133	148
Sustainable solutions	—	—	—	—	147	48	61	8	52	6
Corporate	—	—	—	—	—	—	59	42	(357)	(395)
Total	29,082	28,403	31,851	30,112	$2,826	$2,636	$2,182	$2,002	$1,095	$1,005
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

HYDROELECTRIC OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$1,562	$1,434
Other income	33	47
Direct operating costs	(578)	(510)
Adjusted EBITDA(1)	1,017	971
Interest expense	(367)	(262)
Current income taxes	(26)	(42)
Funds From Operations	$624	$667

Generation (GWh) – LTA	19,907	20,023
Generation (GWh) – actual	18,985	19,524
Average revenue per MWh(2)	72	68
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue Per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2023	2022	2023	2022	2023	2022	2023	2022
North America
United States	7,766	7,109	$84	$83	$425	$363	$271	$270
Canada	3,837	4,176	63	63	245	240	131	142
	11,603	11,285	77	76	670	603	402	412
Brazil	3,974	3,828	60	51	172	167	146	138
Colombia	3,408	4,411	69	62	175	201	76	117
Total	18,985	19,524	$72	$68	$1,017	$971	$624	$667
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
North America
Funds From Operations at our North American business were $402 million in 2023 versus $412 million in the prior year as the benefit from favorable hydrology conditions in the United States (9% above prior year) and higher average revenue per MWh due to inflation indexation on our contracted generation was offset by lower resources in our high value Canadian markets and higher interest expense due to financing initiatives completed to fund growth.
Brazil
Funds From Operations at our Brazilian business were $146 million in 2023 versus $138 million in the prior year. Excluding a positive ruling that benefited the prior year ($15 million), Funds From Operations was $23 million higher than the prior year due to favorable generation and higher average revenue per MWh due to inflation indexation on contracted generation.

Colombia
Funds From Operations at our Colombian business were $76 million in 2023 versus $117 million in the prior year. On a constant currency basis, Adjusted EBITDA was in-line with the prior year as the benefit from higher average revenue per MWh due to stronger market prices was offset by lower resources as the prior year benefited from well above LTA conditions. This was offset by higher interest expense as a result of accelerated refinancing initiatives completed in the first half of the prior year to fund growth and a weaker Colombian peso versus the U.S. dollar.
WIND OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$511	$538
Other income	146	56
Direct operating costs	(164)	(164)
Adjusted EBITDA(1)	493	430
Interest expense	(105)	(96)
Current income taxes	(6)	(8)
Funds From Operations	$382	$326

Generation (GWh) – LTA	7,865	6,797
Generation (GWh) – actual	6,367	5,951
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our wind business were $382 million in 2023 versus $326 million in the prior year primarily due to the benefit from growth, including the completion of our 850-megawatt repowering project in the U.S, newly acquired and commissioned facilities ($31 million and 1,084 GWh), inflation indexation on our contracted generation, and gains on sale of non-core assets and development assets being partially offset by lower average revenue per MWh as a result of adjustments to the regulated price earned by our Spanish assets that decreased revenues in the short term but has no impact on value given the regulatory construct.
UTILITY-SCALE SOLAR OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$365	374
Other income	106	90
Direct operating costs	(99)	(102)
Adjusted EBITDA(1)	372	362
Interest expense	(110)	(102)
Current income taxes	(1)	(7)
Funds From Operations	$261	$253

Generation (GWh) – LTA	3,123	2,406
Generation (GWh) – actual	2,489	1,878
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Funds From Operations at our utility-scale solar business were $261 million in 2023 versus $253 million in the prior year, as the benefits from newly acquired and commissioned facilities ($16 million and 560 GWh) and gains on sale of development assets was partially offset by lower generation on a same store basis and lower average revenue per MWh due to adjustments to the regulated price earned by our Spanish assets that decreased revenues in the short term but has no impact on value given the regulatory construct.
DISTRIBUTED ENERGY & STORAGE OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & storage business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$241	$242
Other income	20	23
Direct operating costs	(81)	(76)
Adjusted EBITDA(1)	180	189
Interest expense	(43)	(40)
Current income taxes	(4)	(1)
Funds From Operations	$133	$148

Generation (GWh) – LTA	956	886
Generation (GWh) – actual	1,241	1,050
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our distributed energy & storage business were $133 million in 2023 versus $148 million in the prior year as the benefits from recent acquisitions and development activities and stronger resources was offset by a decrease in average revenue per MWh due to generation mix and lower grid stability prices at our pumped storage facilities driven by lower pricing volatility.
SUSTAINABLE SOLUTIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for sustainable solutions business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$147	$48
Other income	19	3
Direct operating costs	(105)	(43)
Adjusted EBITDA(1)	61	8
Interest expense	(6)	(2)
Current income taxes	(3)	—
Funds From Operations	$52	$6
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our sustainable solutions business were $52 million in 2023 versus $6 million in the prior year due to growth and development including our investment in Westinghouse, which closed in the fourth quarter of 2023.

CORPORATE
The following table presents our results for corporate for the year ended December 31:

(MILLIONS)	2023	2022
Other income	$88	$73
Direct operating costs	(29)	(31)
Adjusted EBITDA(1)	59	42
Current income taxes	—	(1)
Management service costs	(205)	(243)
Interest expense	(114)	(94)
Distributions(2)	(97)	(99)
Funds From Operations	$(357)	$(395)
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Distributions on Preferred Units and Class A Preference Shares and Perpetual Subordinated Notes.

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2024:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$59	$(9)	$200	$149	$(150)	$62	$110	$(430)	$(9)
Add back or deduct the following:
Depreciation	420	71	145	805	414	144	11	—	2,010
Deferred income tax (recovery) expense	(10)	(4)	16	(1)	6	1	4	(43)	(31)
Foreign exchange and financial instrument gain	(105)	(1)	(16)	(201)	(175)	(199)	(177)	(6)	(880)
Other(1)	(33)	58	(7)	84	384	178	41	94	799
Management service costs	—	—	—	—	—	—	—	204	204
Interest expense	353	54	361	491	355	159	14	201	1,988
Current income tax expense (recovery)	2	8	60	(6)	(85)	(136)	—	(3)	(160)
Amount attributable to equity accounted investments and non-controlling interests(2)	(111)	(26)	(583)	(690)	(285)	20	162	—	(1,513)
Adjusted EBITDA attributable to Unitholders	$575	$151	$176	$631	$464	$229	$165	$17	$2,408
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2023:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$207	$28	$188	$307	$209	$(90)	$102	$(335)	$616
Add back or deduct the following:
Depreciation	424	101	127	709	348	56	85	2	1,852
Deferred income tax (recovery) expense	(69)	3	5	20	(43)	(37)	(22)	(33)	(176)
Foreign exchange and financial instrument (gain) loss	(153)	(2)	(7)	(239)	(17)	(5)	(89)	10	(502)
Other(1)	19	12	8	(111)	(171)	111	3	23	(106)
Management service costs	—	—	—	—	—	—	—	205	205
Interest expense	333	48	364	297	282	59	94	150	1,627
Current income tax expense	1	8	76	20	13	—	—	10	128
Amount attributable to equity accounted investments and non-controlling interests(2)	(92)	(26)	(586)	(510)	(249)	86	(112)	27	(1,462)
Adjusted EBITDA attributable to Unitholders	$670	$172	$175	$493	$372	$180	$61	$59	$2,182
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2022:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$(72)	$61	$370	$7	$(56)	$122	$2	$(296)	$138
Add back or deduct the following:
Depreciation	414	91	108	552	291	96	28	3	1,583
Deferred income tax (recovery) expense	(86)	(20)	40	35	(35)	(3)	(1)	(80)	(150)
Foreign exchange and financial instrument loss (gain)	255	(3)	(69)	(77)	80	(39)	(8)	(6)	133
Other(1)	21	13	31	113	109	—	77	93	457
Management service costs	—	—	—	—	—	—	—	243	243
Interest expense	302	47	237	254	195	78	2	109	1,224
Current income tax expense	3	8	112	16	7	—	2	—	148
Amount attributable to equity accounted investments and non-controlling interests(2)	(234)	(30)	(628)	(470)	(229)	(65)	(94)	(24)	(1,774)
Adjusted EBITDA attributable to Unitholders	$603	$167	$201	$430	$362	$189	$8	$42	$2,002
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the years indicated:

(MILLIONS)	2024	2023	2022
Net (loss) income	$(9)	$616	$138
Add back or deduct the following:
Depreciation	2,010	1,852	1,583
Foreign exchange and financial instruments (gain) loss	(880)	(502)	133
Deferred income tax recovery	(31)	(176)	(150)
Other(1)	799	(106)	457
Amount attributable to equity accounted investments and non-controlling interest(2)	(672)	(589)	(1,156)
Funds From Operations	$1,217	$1,095	$1,005
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Funds From Operations attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to Funds From Operations per Unit, for the years indicated:

	2024	2023	2022
Basic loss per LP unit(1)	$(0.89)	$(0.32)	$(0.60)
Depreciation	1.55	1.55	1.45
Foreign exchange and financial instruments (gain) loss	(0.41)	(0.21)	0.30
Deferred income tax recovery	(0.09)	(0.19)	(0.24)
Other(2)	1.67	0.84	0.65
Funds From Operations per Unit(3)	$1.83	$1.67	$1.56
(1)During the year ended December 31, 2024, on average there were 285.5 million LP units outstanding (2023: 282.4 million, 2022: 275.2 million).
(2)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(3)Average units outstanding, for the year ended December 31, 2024, were 663.6 million (2023: 657.1 million, 2022: 645.9 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, LP units, BEPC exchangeable shares and class A.2 exchangeable shares.

CONTRACT PROFILE
We operate our power business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity will rise due to electrification of the global economy including segments like industrial and transportation as well as from increasing digitalization. We also expect demand for clean power to grow as renewables are the cheapest form of bulk electricity generation, on the increasing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our power contracts over the next five years for generation output in North America, Brazil, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil hydroelectric and Colombia portfolios, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 80% and 85%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our power portfolio has a weighted-average remaining contract duration of 14 years on a proportionate basis.

(GWh, except as noted)	2025	2026	2027	2028	2029
Hydroelectric
North America
United States(1)	6,672	5,968	5,471	5,010	4,967
Canada	3,620	4,021	4,058	4,058	4,008
	10,292	9,989	9,529	9,068	8,975
Wind	8,713	8,793	8,145	7,997	7,496
Utility-scale solar	4,441	4,483	4,471	4,424	4,378
Distributed energy & storage	1,207	1,202	1,179	1,164	1,136
Sustainable solutions	53	50	50	48	36
Contracted on a proportionate basis	24,706	24,517	23,374	22,701	22,021
Uncontracted on a proportionate basis	3,517	3,706	4,849	5,522	6,202
Long-term average on a proportionate basis	28,223	28,223	28,223	28,223	28,223
Non-controlling interests	72,349	72,349	72,349	72,349	72,349
Total long-term average	100,572	100,572	100,572	100,572	100,572
Contracted generation as a % of total generation on a proportionate basis	88%	87%	83%	80%	78%
Price per MWh – total generation on a proportionate basis	$74	$75	$78	$80	$82
(1)Includes generation of 1,045 GWh for 2025, 1,030 GWh for 2026, 506 GWh for 2027, and 47 GWh for 2028 secured under financial contracts.
Weighted-average remaining power contract durations on a proportionate basis are 14 years in North America, 18 years in Europe, 9 years in Brazil, 5 years in Colombia, and 18 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we expect a net positive impact to cash flows.
In our Colombian portfolio, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation so as to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (33%), distribution companies (23%), commercial and industrial users (33%), and Brookfield (11%).

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 91% of debt is non-recourse.
The following table summarizes our capitalization as at December 31:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	2024	2023	2024	2023
Corporate credit facility(1)	$240	$—	$240	$—
Commercial paper(1)	431	183	431	183
Debt
Medium-term notes(2)	3,008	2,660	3,008	2,660
Hybrid note(2)	139	—	139	—
Non-recourse borrowings(3)	—	—	30,904	27,020
	3,147	2,660	34,051	29,680
Deferred income tax liabilities, net(4)	—	—	8,109	6,930
Equity
Non-controlling interest	—	—	26,168	18,863
Preferred equity	537	583	537	583
Perpetual subordinated notes	737	592	737	592
Preferred limited partners’ equity	634	760	634	760
Unitholders’ equity	8,380	9,181	8,380	9,181
Total capitalization	$13,435	$13,776	$78,616	$66,589
Debt-to-total capitalization	23%	19%	43%	45%
Debt-to-total capitalization (market value)(5)	15%	12%	40%	40%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt-to-total capitalization ratios as they are not a permanent source of capital.
(2)Medium-term and Hybrid notes are unsecured and guaranteed by Brookfield Renewable and excludes $16 million (2023: $10 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $1,494 million (2023: $2,626 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $171 million (2023: $140 million) of deferred financing fees and $145 million (2023: $11 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

AVAILABLE LIQUIDITY
The following table summarizes the available liquidity as at December 31:

(MILLIONS)	2024	2023
Brookfield Renewable's share of cash and cash equivalents	$770	$567
Investments in marketable securities	201	309
Corporate credit facilities
Authorized credit facilities	2,450	2,375
Draws on credit facilities(1)	(240)	(165)
Authorized letter of credit facility	500	500
Issued letters of credit	(335)	(307)
Available portion of corporate credit facilities	2,375	2,403
Available portion of subsidiary credit facilities on a proportionate basis	974	842
Available liquidity	$4,320	$4,121
(1)Includes letters of credit issued against Brookfield Renewable’s corporate credit facilities.

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions or other expenditures and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.

BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis as at December 31 is presented in the following table:

	2024			2023
	Weighted-average			Weighted-average
(MILLIONS, EXCEPT AS NOTED)	Interest rate %(1)	Term (years)	Total(1)	Interest rate %(1)	Term (years)	Total(1)
Corporate borrowings
Credit facilities	5.6	5	$240	N/A	5	$—
Commercial paper	5.0	<1	431	6.0	<1	183
Medium-term notes	4.4	12	3,008	4.3	10	2,660
Hybrid note	5.5	30	139	—	—	—
Proportionate non-recourse borrowings(2)
Hydroelectric	6.0	11	4,887	6.0	12	5,215
Wind	4.7	10	2,144	5.0	9	2,408
Utility-scale solar	5.2	12	2,431	5.1	13	2,596
Distributed energy and storage	4.3	7	870	4.5	8	917
Sustainable solutions	6.3	6	399	6.6	7	391
	5.4	11	10,731	5.4	12	11,527
			$14,549			$14,370
Proportionate unamortized financing fees, net of unamortized premiums			(114)			(88)
			14,435			14,282
Equity-accounted borrowings			(1,438)			(987)
Non-controlling interests and other(3)			21,393			16,407
As per IFRS Statements			$34,390			$29,702
(1)Includes cash yields on tax equity.
(2)See “Part 9 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.
(3)Includes tax equity liabilities.

The following table summarizes our undiscounted principal repayments, scheduled amortization and interest repayable on a proportionate basis as at December 31, 2024:

(MILLIONS)	2025	2026	2027	2028	2029	Thereafter	Total
Debt principal repayments(1)
Medium-term notes(2)	$278	$—	$348	$—	$330	$2,052	$3,008
Hybrid note(2)	—	—	—	—	—	139	139
Non-recourse borrowings
Hydroelectric	343	293	149	152	250	1,185	2,372
Wind	76	73	8	186	114	189	646
Utility-scale solar	25	51	9	172	124	217	598
Distributed energy & storage	158	1	40	90	43	66	398
Sustainable solutions	—	3	2	1	—	335	341
	602	421	208	601	531	1,992	4,355
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	142	161	146	173	516	1,377	2,515
Wind	139	149	132	132	133	813	1,498
Utility-scale solar	144	141	143	141	134	1,130	1,833
Distributed energy & storage	36	35	29	30	105	237	472
Sustainable solutions	4	6	5	6	19	18	58
	465	492	455	482	907	3,575	6,376
Total	$1,345	$913	$1,011	$1,083	$1,768	$7,758	$13,878
Interest payable(1)(2)(3)
Medium-term notes	$127	$122	$116	$110	$103	$1,046	$1,624
Hybrid note	8	8	8	8	8	193	233
Non-recourse borrowings
Hydroelectric	275	243	218	194	189	1,264	2,383
Wind	92	84	77	65	51	179	548
Utility-scale solar	104	104	94	84	71	359	816
Distributed energy & storage	37	30	29	24	20	40	180
Sustainable solutions	22	25	24	24	24	27	146
	530	486	442	391	355	1,869	4,073
Total	$657	$608	$558	$501	$458	$2,915	$5,697
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium-term and Hybrid notes are unsecured and guaranteed by Brookfield Renewable and excludes $16 million (2023: $10 million) of deferred financing fees, net of unamortized premiums.
(3)Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2029 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.

To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses and upfinancings, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, we have $2.45 billion in committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the audited annual consolidated statements of cash flows, for the year ended December 31:

(MILLIONS)	2024	2023	2022
Cash flow provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$1,562	$1,390	$1,924
Changes in due to or from related parties	44	7	(19)
Net change in working capital balances	(332)	468	(194)
Operating activities	1,274	1,865	1,711
Financing activities	7,649	2,596	3,489
Investing activities	(6,800)	(4,356)	(5,066)
Foreign exchange (loss) gain on cash	(95)	38	(28)
Increase in cash and cash equivalents	$2,028	$143	$106
Operating Activities
Cash flows provided by operating activities before changes in due to or from related parties and net working capital changes for the year ended December 31, 2024, totaled $1,562 million compared to $1,390 million in 2023 and $1,924 million in 2022, reflecting the strong operating performance of our business during the periods.
Financing Activities
Cash flows provided by financing activities totaled $7,649 million for the year ended December 31, 2024. The strength of our balance sheet and access to diverse sources of capital enabled us to fund our growth as discussed below and allowed us to generate net proceeds of $9,885 million for the year ended December 31, 2024, from corporate, non-recourse, related party financings, and net capital contributions from participating non-controlling interests, including the issuance of C$800 million ($587 million) aggregate of medium term notes, the issuance of $150 million perpetual green subordinated notes, and the issuance of C$200 million ($139 million) fixed-to-fixed reset rate subordinated hybrid notes.
Distributions, including incentive distributions to the general partners, paid during the year ended December 31, 2024, 2023 and 2022 to Unitholders were $1,061 million, $990 million and $915 million, respectively. We increased our distributions to $1.42 per LP unit in 2024 (2023: $1.35 and 2022: $1.28), representing a 5.2% increase per LP unit relative to the prior year, which took effect in the first quarter of 2024. The distributions paid to preferred shareholders, preferred limited partners' unitholders, perpetual subordinate notes, and participating non-controlling interests in operating subsidiaries during the year ended December 31, 2024, 2023 and 2022 totaled $993 million, $967 million and $1,372 million, respectively.
Cash flows provided by financing activities totaled $2,596 million for the year ended December 31, 2023. The strength of our balance sheet and access to diverse sources of capital allowed us to fund the growth as discussed below and allowed us to generate net proceeds of $2,208 million for the year ended December 31, 2023, including the issuance of C$400 million ($293 million) of medium term notes and $630 million of equity financing net of transaction fees through a bought deal of both LP units and BEPC exchangeable shares, and a concurrent private placement of LP units during the second quarter of 2023.

Cash flows provided by financing activities totaled $3,489 million for the year ended December 31, 2022. The strength of our balance sheet and access to diverse sources of capital allowed us to fund the growth of our business and generate $3,486 million of net proceeds from commercial paper, corporate and non-recourse upfinancings, as well as issue $115 million of fixed-rate green perpetual Class A preferred limited partnership units and $296 million of 10-year corporate green bonds.
Investing Activities
Cash flows used in investing activities totaled $6,800 million for the year ended December 31, 2024. During the year, we invested $2,940 million into acquiring businesses net of their cash and cash equivalents, including a 53% controlling interest in Neoen, a 74% controlling stake in a leading wind-focused commercial and industrial renewable business in India and a fully integrated distributed generation focused renewable platform in South Korea. We also invested $1,368 million into our structured investments in sustainable solutions and equity accounted investments including acquiring a 12% interest in a ~3.5 GW portfolio of offshore wind assets located in the U.K., a 49% interest in a tri-party joint venture with a 600 MW wind portfolio, and a 67% interest in an eFuels facility in the U.S. that will be capable of producing 500 barrels per day.
Our continued investment including the construction and development of wind, solar, distributed generation, and storage development projects globally including the U.S., Brazil, and India totaled $3,733 million for the year ended December 31, 2024.
Our capital recycling initiatives generated $1,275 million of proceeds from asset sales for the year ended December 31, 2024 including a portfolio of 63 MW solar assets, 682 MW wind assets, and a 1.6 GW development pipeline in Spain and Portugal, a 50% interest in a 67 MW portfolio of wind facilities in the U.K., a 90 MW portfolio of hydroelectric assets and a 85 MW portfolio of biomass facilities in Brazil, and a 30 MW hydroelectric asset in the U.S.
Cash flows used in investing activities totaled $4,356 million for the year ended December 31, 2023. During the year, we invested $2,160 million into growth including the acquisition of Westinghouse through a strategic partnership, the purchase of an incremental 4% interest in X-Elio, a developer and operator of renewable power assets in the US with 5,900 MW of operating and under construction assets and a 6,100 MW development pipeline, a U.K. renewable developer with 260 MW onshore wind assets, 800 MW near-term development and another 3 GW of later stage projects, renewable platforms in India with 4,500 MW of operating and development assets, 136 MW and 60 MW portfolios of operating wind assets in Brazil, a distributed generation platform with approximately 730 MW of development pipeline in Brazil, and a 200 MW solar development project in China. Our continued investment in our property, plant and equipment, including 675 MW of wind, solar and distributed generation development projects in the U.S., 248 MW of wind development projects in Brazil, 281 MW of wind development projects in China, 268 MW of solar development assets in India and 60 MW of solar assets in Colombia totaled $2,809 million for the year ended December 31, 2023, partially offset by proceeds of $648 million generated from the sale of non-core wind and solar assets and securities for the year ended December 31, 2023.
Cash flows used in investing activities totaled $5,066 million for the year ended December 31, 2022. During the year, we invested $2,452 million into growth, including, an over 800 MW portfolio of operating wind assets and a development pipeline of over 22 GW, a 20 GW portfolio of utility solar and energy storage development platform in the United States, a distributed generation developer with 500 MW of contracted operating and under construction assets, and an 1.8 GW of development pipeline in the United States, a 1.7 GW of utility-scale solar development portfolio in Germany and an 83% interest in a 437 MW distributed generation portfolio of high quality operating and development assets in Chile. Our continued investment in our property, plant and equipment, including the acquisitions of over 400 MW of operating and development wind portfolios in Brazil and China, as well as the construction of 1,200 MW solar facility in Brazil and the repowering of an 845 MW wind farm in Oregon, totaled $2,190 million for the year ended December 31, 2022.

SHARES, NOTES AND UNITS OUTSTANDING
Shares and units outstanding as at December 31 are as follows:

	December 31, 2024	December 31, 2023
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes
Balance, beginning of year	24,400,000	24,400,000
Issuance	6,000,000	—
Balance, end of year	30,400,000	24,400,000
Preferred Units(2)
Balance, beginning of year	38,000,000	38,000,000
Redemption of preferred LP Units(3)	(7,000,000)	—
Balance, end of year	31,000,000	38,000,000
GP interest	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares and Class A.2 exchangeable shares(4)
Balance, beginning of year	179,651,526	172,218,098
Issuance	—	7,441,893
Exchanged for BEP LP units	(10,675)	(8,465)
Balance, end of year	179,640,851	179,651,526
LP units
Balance, beginning of year	287,164,340	275,358,750
Issuance	—	11,492,226
Repurchase of LP units for cancellation	(2,279,654)	—
Distribution reinvestment plan	285,010	304,899
Issued in exchange for BEPC exchangeable shares	10,675	8,465
Balance, end of year	285,180,371	287,164,340
Total LP units on a fully-exchanged basis(5)	659,309,161	661,303,805
(1)Class A Preference Shares are broken down by series as follows: 6,849,533 Series 1 Class A Preference Shares are outstanding; 3,110,531 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2026); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2028); 8,000,000 Series 17 Preferred Units are outstanding; and 6,000,000 Series 18 Preferred Units are outstanding.
(3)During the year, Brookfield Renewable redeemed all of the 7,000,000 outstanding units of Series 15 Preferred Limited Partnership Units
(4)Includes 144,921,168 (December 31, 2023: 179,651,256) BEPC exchangeable shares and 34,719,683 (December 31, 2023: nil) Class A.2 exchangeable shares.
(5)The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares for LP units.

DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid, for the year ended December 31:

	Declared			Paid
(MILLIONS)	2024	2023	2022	2024	2023	2022
Class A Preference Shares	$28	$27	$26	$28	$27	$26
Perpetual Subordinated Notes	37	29	29	37	29	27
Class A Preferred LP units	37	41	44	37	41	44
Participating non-controlling interests – in operating subsidiaries	891	1,428	1,275	891	870	1,275
GP Interest and incentive distributions	134	116	100	134	116	100
Redeemable/Exchangeable partnership units	277	265	250	276	263	250
BEPC exchangeable shares and class A.2 exchangeable shares	256	241	220	256	241	220
LP units	406	383	355	395	370	345
LP unit distributions per unit on an annualized basis were increased as follows:

Date of Increase	Amount of Increase	% Increase	Annual Distribution	Distribution Effective Date
February 2020	$0.06	5%	$1.160	March 2020
February 2021	$0.06	5%	$1.215	March 2021
February 2022	$0.06	5%	$1.280	March 2022
February 2023	$0.07	5%	$1.350	March 2023
February 2024	$0.07	5%	$1.420	March 2024
January 2025	$0.07	5%	$1.492	March 2025

CONTRACTUAL OBLIGATIONS
Please see Note 28 – Commitments, contingencies and guarantees in the audited annual consolidated financial statements for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings and guarantees to third-parties for certain transactions.
SUPPLEMENTAL FINANCIAL INFORMATION
In April 2021, December 2021 and March 2024, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million, $260 million and $150 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625%, 4.875% and 7.250%, respectively.
These notes are fully and unconditionally guaranteed, on a subordinated basis by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.

Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries for the year ended December 31:

(MILLIONS)	2024	2023	2022
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Dividend income from non-guarantor subsidiaries	746	511	777
Net income	547	428	708
(1)Brookfield Renewable's total revenues for the year ended December 31, 2024 were $5,876 million (2023: $5,038 million and 2022: $4,711 million).

(MILLIONS)	December 31, 2024	December 31, 2023
Current assets(1)	$392	$776
Total assets(2)(3)	507	2,521
Current liabilities(4)	7,259	8,399
Total liabilities(4)	7,698	8,455
(1)Amount due from non-guarantor subsidiaries was $383 million (2023: $767 million).
(2)Brookfield Renewable's total assets as at December 31, 2024 and December 31, 2023 were $94,809 million and $76,128 million.
(3)Amount due from non-guarantor subsidiaries was $408 million (2023: $2,421 million).
(4)Amount due to non-guarantor subsidiaries was $6,629 million (2023: $8,045 million).

OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at December 31, 2024, letters of credit issued amounted to $2,792 million (2023: $2,126 million).

PART 6 – SELECTED QUARTERLY INFORMATION
HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2024	2023	2022
Operational information:
Capacity (MW)	46,211	32,949	25,377
Total generation (GWh)
Long-term average generation	94,339	75,584	63,656
Actual generation	80,842	69,704	63,036
Proportionate generation (GWh)
Actual Renewable generation	30,947	29,082	28,403
Additional financial information:
Net (loss) income attributable to Unitholders	$ (464)	$ (100)	$ (295)
Basic (loss) income per LP unit(1)	(0.89)	(0.32)	(0.60)
Proportionate Adjusted EBITDA(2)	2,408	2,182	2,002
Funds From Operations(2)	1,217	1,095	1,005
Funds From Operations per Unit(2)(3)	1.83	1.67	1.56
Distribution per LP unit	1.42	1.35	1.28
YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2024	2023	2022
Property, plant and equipment, at fair value	$ 73,475	$ 64,005	$ 54,283
Equity-accounted investments	2,740	2,546	1,392
Total assets	94,809	76,128	64,111
Total borrowings	34,390	29,702	24,850
Deferred income tax liabilities	8,439	7,174	6,507
Other liabilities	15,524	9,273	6,468
Participating non-controlling interests – in operating subsidiaries	26,168	18,863	14,755
General partnership interest in a holding subsidiary held by Brookfield	50	55	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,457	2,684	2,892
BEPC exchangeable shares and class A.2 exchangeable shares	2,269	2,479	2,561
Preferred equity	537	583	571
Perpetual subordinated notes	737	592	592
Preferred limited partners’ equity	634	760	760
Limited partners’ equity	3,604	3,963	4,096
Total liabilities and equity	94,809	76,128	64,111
Debt-to-total capitalization (market value)(4)	40%	40%	39%
(1)For the year ended December 31, 2024, average LP units totaled 285.5 million (2023: 282.4 million and 2022: 275.2 million)
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.
(3)Average Units outstanding for the year ended December 31, 2024 totaled 663.6 million (2023: 657.1 million and 2022: 645.9 million) being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and GP interest.
(4)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2024				2023
(MILLIONS, EXCEPT AS NOTED)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total Generation (GWh) – LTA	24,779	22,151	24,895	22,514	22,641	16,800	18,622	17,636
Total Generation (GWh) – actual	21,121	18,819	20,602	20,300	17,006	15,870	17,798	18,875
Proportionate Renewable Generation (GWh) – LTA	8,616	8,132	9,522	8,654	8,492	7,110	8,396	7,853
Proportionate Actual Renewable Generation (GWh)	6,868	7,320	8,298	8,461	7,045	6,386	7,463	8,188
Revenues	$1,432	$1,470	$1,482	$1,492	$1,323	$1,179	$1,205	$1,331
Net (loss) income attributable to Unitholders	(9)	(181)	(154)	(120)	35	(64)	(39)	(32)
Basic (loss) income per LP unit	(0.06)	(0.32)	(0.28)	(0.23)	0.01	(0.14)	(0.10)	(0.09)
Funds From Operations	304	278	339	296	255	253	312	275
Funds From Operations per Unit	0.46	0.42	0.51	0.45	0.38	0.38	0.48	0.43
Distribution per LP unit	0.36	0.36	0.36	0.36	0.34	0.34	0.34	0.34

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended December 31:

	(GWh)				(MILLIONS)
	Actual Renewable Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Hydroelectric
North America	1,880	2,456	2,910	2,910	$165	$199	$88	$121	$22	$55
Brazil	904	892	983	1,036	48	59	41	40	36	34
Colombia	776	789	1,009	995	100	87	50	41	28	16
	3,560	4,137	4,902	4,941	313	345	179	202	86	105
Wind	2,289	1,978	2,588	2,529	172	138	265	131	214	103
Utility-scale solar	731	658	896	833	58	85	99	121	70	93
Distributed energy & storage	288	272	230	189	50	51	37	42	23	26
Sustainable solutions	—	—	—	—	144	93	47	28	38	22
Corporate	—	—	—	—	—	—	(9)	6	(127)	(94)
Total	6,868	7,045	8,616	8,492	$737	$712	$618	$530	$304	$255
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

For the three months ended December 31, 2024, Funds From Operations were $304 million versus $255 million in the prior year. Funds From Operations increased $49 million primarily due to contributions from recently acquired and commissioned facilities, the benefits of inflation indexation on our contracted generation in Canada, Brazil and Colombia and gains related to the sale of a European development portfolio offset by lower resources at our North American hydroelectric portfolio.

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended December 31, 2024:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$(55)	$33	$93	$203	$(134)	$25	$105	$(82)	$188
Add back or deduct the following:
Depreciation	108	16	34	184	87	45	3	—	477
Deferred income tax (recovery) expense	(21)	(1)	7	21	(11)	(32)	5	(17)	(49)
Foreign exchange and financial instrument gain	(26)	(21)	(13)	(86)	(120)	(65)	(114)	(13)	(458)
Other(1)	10	4	(3)	81	330	115	22	8	567
Management service costs	—	—	—	—	—	—	—	47	47
Interest expense	90	15	80	136	97	38	4	49	509
Current income tax (recovery) expense	(1)	2	15	(16)	(50)	(115)	—	(1)	(166)
Amount attributable to equity accounted investments and non-controlling interests(2)	(17)	(7)	(163)	(258)	(100)	26	22	—	(497)
Adjusted EBITDA attributable to Unitholders	$88	$41	$50	$265	$99	$37	$47	$(9)	$618
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended December 31, 2023:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$34	$1	$32	$142	$190	$(100)	$44	$(79)	$264
Add back or deduct the following:
Depreciation	110	26	34	215	98	28	6	—	517
Deferred income tax (recovery) expense	(36)	5	(2)	(39)	(31)	(41)	—	(7)	(151)
Foreign exchange and financial instrument (gain) loss	(55)	(1)	1	(50)	38	35	(57)	19	(70)
Other(1)	10	3	5	(147)	(158)	90	(17)	(9)	(223)
Management service costs	—	—	—	—	—	—	—	50	50
Interest expense	77	11	97	85	96	27	19	49	461
Current income tax expense	—	2	16	7	6	—	—	8	39
Amount attributable to equity accounted investments and non-controlling interests(2)	(19)	(7)	(142)	(82)	(118)	3	33	(25)	(357)
Adjusted EBITDA attributable to Unitholders	$121	$40	$41	$131	$121	$42	$28	$6	$530
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(1)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations for the three months ended December 31:

(MILLIONS)	2024	2023
Net income	$188	$264
Add back or deduct the following:
Depreciation	477	517
Foreign exchange and financial instruments gain	(458)	(70)
Deferred income tax recovery	(49)	(151)
Other(1)	567	(223)
Amount attributable to equity accounted investments and non-controlling interest(2)	(421)	(82)
Funds from Operations	$304	$255
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Funds From Operations attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.
The following table reconciles the per Unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to Funds From Operations per Unit, for the three months ended December 31:

	2024	2023
Basic loss per LP unit(1)	$(0.06)	$0.01
Depreciation	0.39	0.41
Foreign exchange and financial instruments gain	(0.24)	(0.01)
Deferred income tax recovery	(0.04)	(0.12)
Other(2)	0.41	0.09
Funds From Operations per Unit(3)	$0.46	$0.38
(1)Average LP units outstanding for the three months ended December 31, 2024 were 285.1 million (2023: 287.6 million).
(2)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations as well as amounts attributable to holders of Redeemable/Exchangeable partnership units, GP interest and exchangeable shares.
(3)Average Units for the three months ended December 31, 2024 were 663.2 million (2023: 665.7 million), being inclusive of LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares and GP interest.

PART 7 – BUSINESS RISKS AND RISK MANAGEMENT
RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
Management’s objectives are to protect Brookfield Renewable against material economic exposures and variability of results from various financial risks that include electricity price risk, foreign currency risk, interest rate risk, credit risk, and liquidity risk. These risks are further discussed in Note 6 – Risk management and financial instruments in the audited annual consolidated financial statements.
The following table outlines Brookfield Renewable’s financial risks and how they are managed:

Financial Risk	Description of Risk	Management of Risk
Electricity price	We have exposure to movements in the market price of electricity.
'- Enter into long-term contracts that specify the price at which electricity is sold

- Maintain a portfolio of short, medium, and long-term financial contracts to mitigate our exposure to fluctuations in electricity prices

- Ensure limits and controls are in place for trading activities

- As of December 31, 2024, we had, on a proportionate basis, approximately 88% of 2025 generation (2023: 88% of 2024 generation) contracted under power purchase agreements and financial contracts, excluding Brazil and Colombia. In Brazil and Colombia, on a proportionate basis, we had approximately 80% and 85% of 2025 (2023: 93% and 70%, of 2024, respectively) generation under power purchase agreements, respectively. See “Part 4 – Financial Performance Review on Proportionate Information”

Foreign currency
We are exposed to foreign currency risk – including Canadian dollar, Brazilian real, Euro, British pound sterling, Colombian peso, Indian rupee, Chinese yuan and Australian dollar – related to operations, anticipated transactions, and certain foreign currency debt.

'- Enter into foreign currency contracts designed to minimize the exposure to foreign currency fluctuations
- 39% of cash flow is generated in the United States while Canadian Dollar and Euro exposure, representing 36% of our portfolio, is proactively managed through foreign currency contracts
- Limited foreign currency contracts to hedge our exposure to currencies in South America and Asia-Pacific – representing 25% of our portfolio – due to the high costs associated with hedging certain currencies. However, these specific exposures are largely mitigated by the annual inflation-linked escalations in our power purchase agreements

Financial Risk	Description of Risk	Management of Risk
Interest rate	We are exposed to interest rate risk on the interest rates of our variable-rate debt, and on dividend and distribution rate resets on our Class A Preference Shares and Preferred Units, respectively.
'- Assets largely consist of long duration physical assets, and financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments to minimize the exposure to interest rate fluctuations

- Enter into interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances and on floating rate debts

- Our proportionate floating rate exposure represents 13% of our total debt, after affecting for variable-rate debt that has been hedged through the use of interest rate swaps. Our floating rate exposure arises primarily from our South American operations, as we have limited opportunities to raise fixed-rate debt or hedge due to the high associated costs

Financial Risk	Description of Risk	Management of Risk
Credit
We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position. We are exposed to credit risk if counterparties to our energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity and gas transactions as well as trade receivables are unable to meet their obligations.

'- Diverse counterparty base with long-standing credit histories

- Exposure to counterparties with investment-grade credit ratings

- Use of standard trading contracts and other standard credit risk mitigation techniques

- As at December 31, 2024, 83% (2023: 86%) of Brookfield Renewable’s trade receivables were current

Liquidity
We are exposed to liquidity risk for financial liabilities.

We are also subject to internal liquidity risk because we conduct our business activities through separate legal entities (subsidiaries and affiliates) and are dependent on receipts of cash from those entities to defray corporate expenses and to make dividend and distribution payments to shareholders and Unitholders, respectively. Under the credit agreements for subsidiary debt, it is conventional for distributions of cash to Brookfield Renewable to be prohibited if the loan is in default (notably for non-payment of principal or interest) or if the entity fails to achieve a benchmark debt-service coverage ratio. Refer to Note 19 – Capital management of the annual consolidated financial statement for further disclosures.

'- As at December 31, 2024, available liquidity was $4.3 billion. Liquidity is comprised of our share of cash and cash equivalents, investments in marketable securities, the available portion of the corporate credit facilities, and our share of subsidiary credit facilities. Details of the available liquidity and debt maturity ladder are included in “Part 5 – Liquidity and Capital Resources”
- Effective and regular monitoring of debt covenants and cooperation with lenders to cure any defaults
- Target investment grade debt or debt with investment grade characteristics with the ability to absorb volatility in cash flows
- Long-term duration of debt instruments and the diversification in maturity dates over an extended period of time
- Sufficient cash from operating activities, access to undrawn credit facilities, and possible capital markets financing to fund our operations and fulfill our obligations as they become due
- Ensure access to public capital markets and maintain a strong investment grade credit rating

RISK FACTORS
The following represents the most relevant risk factors relating to Brookfield Renewable's business, and is not all-inclusive. For a description of other possible risks please see the Form 20-F which can be accessed on EDGAR and SEDAR+.
Risks Relating to Our Operations and Our Industry
Changes to resource availability, as a result of climate change or otherwise, at any of our renewable power facilities could adversely affect the amount of electricity that we are able to generate.
The revenues generated by our renewable power facilities are correlated to the amount of electricity produced, which is in turn dependent upon available water flows and upon wind, irradiance and weather conditions generally. Hydrology, wind, irradiance and weather conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors.
If one or more of our generation facilities were to be subject in the future to flooding, extreme weather conditions (including extreme heat, severe wind storms and droughts), fires, natural disasters, or if unexpected geological or other adverse physical conditions were to develop at any of our generation facilities, the generation capacity of that facility could be significantly reduced or eliminated. For example, our hydroelectric facilities depend on the availability of water flows within the watersheds in which we operate and could be materially impacted by changes to hydrology patterns, such as droughts. In the event of severe flooding, our hydrology facilities may be damaged. Wind energy and solar energy are highly dependent on weather conditions and, in particular, on wind conditions and irradiance, respectively. The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase or when a given project was acquired. Similarly, projections of solar resources depend on assumptions about weather patterns, shading and irradiance, which are inherently variable and may not be consistent with actual conditions at the site. A sustained decline in water flow at our hydroelectric facilities, in wind conditions at our wind energy facilities or of irradiance at our solar facilities could lead to an adverse change in the volume of electricity generated, and to revenues and cash flow, as well as our ability to service debt in respect of such facility. In addition, extreme weather conditions could impact our access to the various transmission systems required to deliver power.
Climate change may increase the frequency and severity of severe weather conditions and may change existing weather patterns in ways that are difficult to anticipate, which could result in more frequent and severe disruptions to our generation facilities (including as a result of extreme flooding that may be above the normal design parameters of our hydroelectric facilities) and the power markets in which we operate and could have direct or indirect impacts to our key contractors or suppliers. In addition, customers’ energy needs generally vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, customers’ energy use could increase or decrease depending on the duration and magnitude of changing weather conditions, which could adversely affect our business, results of operations and cash flows.
Supply and demand in energy markets are volatile and such volatility could have an adverse impact on electricity prices and an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
A portion of our revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the energy markets in which we operate. Wholesale market electricity prices are impacted by a number of factors including: the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of carbon dioxide and other pollutants; the structure of the electricity market; weather conditions (such as extremely hot or cold weather) that impact electrical load; the price of fuel (such as natural gas) that is used to generate electricity; changes in government policy; political instability; and geopolitical uncertainty.
In the long term, there is uncertainty surrounding the trend in electricity demand growth, which is influenced by macroeconomic conditions, absolute and relative energy prices, energy conservation and demand-side management. For example, the increased computing power and energy requirements from artificial intelligence has resulted in accelerating demand for power. However, there is no guarantee that current trends in the adoption of artificial intelligence will continue. In addition, while corporate demand and contracting for power, including renewable power, has increased significantly, and is expected to continue to increase, there can be no assurance that such demand will continue to grow or at what rate. Correspondingly, from a supply perspective, there are uncertainties associated with long term plans for the construction of baseload generation capacity, the timing of generating plant retirements (e.g., coal) and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. This volatility and uncertainty in power markets generally, including non-renewable power markets, could have an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
As our contracts expire, we may not be able to replace them with agreements on similar terms.
Certain long-term contracts in our portfolio will be subject to re-contracting in the future. For example, with respect to PPAs in our renewable power portfolio, if the price of electricity in power markets is declining at the time of such re-contracting, it may impact our ability to re-negotiate or replace these contracts on terms that are acceptable to us, or at all. In addition, a concentrated pool of potential buyers for electricity generated by our renewable energy facilities in certain jurisdictions may restrict our ability to negotiate favorable terms under new PPAs or existing PPAs that are subject to re-contracting. We cannot provide any assurance that we will be able to re-negotiate or replace these contracts once they expire, and even if we are able to do so, we cannot provide any assurance that we will be able to obtain the same prices or terms we currently receive. If we are unable to re-negotiate or replace these contracts, or unable to secure prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected. Conversely, what may appear to be an attractive price at the time of recontracting could, if prices significantly rise over the contract’s term, result in us having committed to sell power or other goods or services in the future at below then-market rates.
There is a risk that our concessions and licenses will not be renewed or that, where concessions are required to build out our development pipeline, they may not be granted or awarded.
We hold concessions and licenses and we have rights to operate our facilities (including, for example, in respect of our hydroelectric projects, rights to the land and water required for power generation), and which are subject to renewal at the end of their terms. We generally expect that our concessions and licenses will be renewed. However, if we are not granted renewal rights, or if our concessions and licenses are renewed subject to conditions which impose additional costs, or impose additional restrictions (including, for example, setting a price ceiling for energy sales), our profitability and operational activity could be adversely impacted. In addition, concessions and licenses may be required to advance projects in our development pipeline. There can be no assurance that we will be granted any concession or license that we require with respect to any given project or on what timelines or conditions.
The amount of uncontracted generation in our renewable power portfolio may increase and the contract profile for future renewable power projects may change.
In 2024 approximately 90% of our renewable power generation (on a proportionate basis) was contracted in each of those calendar years under long-term, fixed price contracts with creditworthy counterparties. The average life of our contracts is 14 years on a proportionate basis, reducing the impact of negative short term price fluctuations in the power market. The portion of our renewable power portfolio that is uncontracted may increase gradually over time. We may sell electricity from our uncontracted generation into the spot-market or other competitive power markets from time to time. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through mandated rates, and revenues and results of operations are likely to depend, in large part, upon prevailing market prices. These market prices are driven by factors outside of our control and may fluctuate substantially over relatively short periods of time. Additionally, future renewable power projects may be contracted with different types of counterparties (including commercial and industrial users) and using different contract structures compared to our historical projects. Such increased uncontracted generation and changing contract profiles could have an adverse effect on our business, financial condition, results of operations and cash flows.
Our ability to deliver electricity to our various counterparties and buildout our renewable power development pipeline requires the availability of (and access to) interconnection facilities and transmission systems.
Our ability to sell electricity is impacted by the availability of, and access to, the various transmission systems to deliver power to a contractual delivery point and the arrangements and facilities necessary to connect renewable generation projects to the transmission systems. The absence of this availability and access, our inability to obtain reasonable terms and conditions for interconnection and transmission agreements, the operational failure or decommissioning of existing interconnection facilities or transmission facilities, the lack of adequate capacity on such interconnection or transmission facilities, curtailment as a result of transmission facility downtime, or the failure of any relevant jurisdiction to expand transmission facilities, may have an adverse effect on our ability to deliver electricity to our various counterparties or the requirement of counterparties to accept and pay for energy delivery. Insufficient access to transmission and interconnection systems may also constrain our ability to develop new utility-scale projects, which require transmission systems to have available interconnection points and the overall capacity necessary to transmit the energy expected to be generated by a development project once it achieves commercial operation. Lack of access to transmission systems could accordingly adversely affect our assets, liabilities, business, financial condition, results of operations and cash flow.
The occurrence of dam failures could result in a loss of generating capacity and damage to the environment, third parties or the public, which could require us to expend significant amounts of capital and other resources and expose us to significant liability.
The occurrence of dam failures at any of our hydroelectric generating stations or the occurrence of dam failures at other generating stations or dams operated by third parties whether upstream or downstream of our hydroelectric generating stations could result in a loss of generating capacity until the failure has been repaired. If the failure is at one of our facilities, repairing such failure could require us to expend significant amounts of capital and other resources. As noted above, severe failures could also result in harm to third parties or the environment, either of which could expose us to significant liability. A dam failure at a generating station or dam operated by a third party that is upstream of one of our facilities could result in a loss of revenue due to short term disruption to expected water flows. A dam failure in the broader industry, even if unrelated to our operations, could result in new and potentially onerous regulations that could impact Brookfield Renewable’s facilities. Any such new regulations could require material capital expenditures to maintain compliance and our financial position could be adversely affected.
Energy marketing risks may have an adverse effect on our business.
Our energy marketing business involves the establishment of positions in the wholesale and retail energy markets. To the extent that we enter into forward purchase contracts or take long positions in the energy markets, a downturn in market prices could result in losses from a decline in the value of such long positions. Conversely, to the extent that we enter into forward sales contracts or take short positions in the energy markets, an upturn in market prices could expose us to losses as we attempt to cover any short positions by acquiring energy in a rising market.
Our energy marketing strategies also depend on counterparties fulfilling their obligations to us and on the quality of the collateral that they post. Additionally, we are required to post collateral to support certain of our energy marketing strategies, and there are costs associated with posting such collateral. Our positions can be impacted by volatility in the energy markets that, in turn, depend on various factors, including weather in various geographical areas and short-term supply and demand imbalances, which cannot be predicted with any certainty. A shift in the energy markets could adversely affect our positions which could also have an adverse effect on our business.
Although we employ a number of risk management controls in order to limit exposure to risks arising from trading activities, we cannot guarantee that losses will not occur and such losses may be outside the parameters of our risk controls.

There are general industry risks associated with the power markets in which we operate.
We currently operate in power markets in North America, South America, Europe and Asia-Pacific, each of which is affected by competition, price, supply of and demand for power, the location of import/export transmission lines and overall political, economic and social conditions and policies. Our renewable power operations are also largely concentrated in certain countries, and accordingly are exposed to country-specific risks (such as weather conditions, local economic conditions or political/regulatory environments) that could disproportionately affect us. A general and extended decline in the North American, South American, European or Asia-Pacific economies, or in the economies of the specific countries in which we operate, or sustained conservation efforts to reduce electricity consumption, could have the effect of reducing demand for electricity and could thereby have an adverse effect on our business, financial condition, results of operations and cash flows.
Our operations are exposed to health, safety, security and environmental risks.
The ownership, construction and operation of our assets carry an inherent risk of liability related to health, safety, security and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We could also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. In the ordinary course of business we incur capital and operating expenditures to comply with health, safety, security and environmental laws, to obtain and comply with licenses, permits and other approvals and to assess and manage related risks. The cost of compliance with these laws (and any future laws or amendments enacted) may increase over time and result in additional material expenditures. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could have an adverse impact on operations and result in additional material expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be adverse to our business and results of operations.
Counterparties to our contracts may not fulfill their obligations.
In the course of our business, we enter into a wide range of contracts including but not limited to PPAs, engineering, procurement and construction contracts, long term service agreements, supply agreements, contracts to purchase equipment and joint venture agreements. If our counterparties do not perform as expected under these contracts, it may have an adverse impact on our business and results of operations. For example, if purchasers of power under our PPAs are unable or unwilling to fulfill their contractual obligations under the relevant PPA or if they refuse to accept delivery of power pursuant to the relevant PPA, our assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. Similarly, external events, such as a severe economic downturn, could impair the ability of some counterparties to the PPAs to fulfill their contractual obligations or some customers to pay for electricity received.
We rely on computerized business systems, which could expose us to cyber-attacks.
Our business relies on information technology. In addition, our business relies upon telecommunication services to remotely monitor and control our assets and interface with regulatory agencies, wholesale power markets and customers. The information and embedded systems of key business partners, third-party service providers (including suppliers of the information technology systems on which we rely), and regulatory agencies are also important to our operations. In light of this, our computer systems may face ongoing cybersecurity threats and attacks, which could result in the failure of such systems, and we may be subject to cyber-terrorism or other cybersecurity risks or other breaches of information technology system security intended to obtain unauthorized access to our proprietary information, personally identifiable information or to client or third-party data stored on our systems, destroy or disable our data and/or that of our business partners, disclose confidential data in breach of data privacy legislation, destroy data or disable, degrade, or sabotage these systems through the introduction of computer viruses, cyber-attacks and other means. Such attacks could originate from a wide variety of sources including internal or unknown third parties.

The sophistication of the threats continues to evolve and grow, including the risk associated with the use of emerging technologies, such as artificial intelligence and quantum computing, for nefarious purposes. We cannot predict what effects such cyber-attacks or compromises or shut-downs may have on our business and on the privacy of the individuals or entities affected, and the consequences could be material. A significant actual or potential theft, loss, corruption, exposure, fraudulent, unauthorized or accidental use or misuse of investor, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of our privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation and regulatory actions against us by governments, various regulatory organizations or exchanges, or affected individuals, in addition to significant reputational harm and/or financial loss, and it may not be possible to recover losses suffered from such incidents under our insurance policies.
A breach of our cybersecurity measures, or those of third-party service providers, or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems could cause us to suffer a disruption in one or more parts of our business and experience, among other things, financial loss, reputational damage, a loss of business opportunities, the unplanned shutdown of our operating facilities, misappropriation or unauthorized release of confidential or personal information, damage to our technology systems and those with whom we do business, violation of privacy and other laws, litigation, regulatory penalties and remediation and restoration costs as well as increased costs to maintain our systems. Cybersecurity breaches or failures of our information technology systems could have an adverse effect on our business operations, financial reporting, financial condition and results of operations, and result in reputational damage. Although we are continuing to enhance defenses to such attacks, we can provide no assurance that our efforts or those of third-party service providers will be successful in preventing or ameliorating damage from such an attack on us and, as the manner in which cyber-attacks are undertaken has become more sophisticated, there is a risk that the occurrence of cyber-attack may remain undetected for an extended period.
We are reliant on third-party service providers for certain aspects of our business, including for certain information systems and technology platforms, legal services, technology, administration, tax, accounting and compliance matters. A disaster, disruption or compromise in technology or infrastructure that supports our businesses, including a disruption involving electronic communications or other services used by us, our vendors or third parties with whom we conduct business, may have an adverse impact on our ability to continue to operate our businesses without interruption which could have a material adverse effect on us. In addition to the fact that these third-party service providers could also face ongoing cybersecurity threats and compromises of their systems, we generally have less control over the delivery of such third-party services, and as a result, we may face disruptions to our ability to operate a business as a result of interruptions of such services. A prolonged global failure of cloud services provided by a variety of cloud services providers that we engage could result in cascading systems failures for us.
Data protection and privacy rules have become a focus for regulators globally. For instance, the European General Data Protection Regulation (“GDPR”) sets out data protection rules for individuals that are residents of the E.U. GDPR imposes stringent rules and penalties for non-compliance, as does similar legislation in certain U.S. states and Canadian provinces in which we operate and in Brazil, which could have an adverse effect on our business.
Risks Relating to Financing
Our ability to finance our operations and fund growth initiatives is subject to various risks relating to the state of capital markets.

We expect to finance future acquisitions, the development and construction of new facilities and other capital expenditures out of cash generated from our operations, capital recycling, debt and possible future issuances of equity. Disruptions and volatility in capital markets, including those caused by interest rate volatility, could increase the Partnership’s cost of capital and adversely affect its ability to fund its liquidity and capital needs and fund the growth of the business.
There is debt throughout our corporate structure that will need to be replaced from time to time. For example, BEP, BRELP and LATAM Holdco, NA Holdco, Euro Holdco and Investco and any other direct wholly-owned subsidiary of BRELP created or acquired after the date of the Amended and Restated Limited Partnership Agreement of BREL (collectively, “Holding Entities”) have corporate debt, certain of our subsidiaries of the Holding Entities (“Operating Entities”) have limited recourse project level debt and certain of our operating subsidiaries have holding company level debt. Our ability to obtain debt or equity financing to fund our growth, and our ability to refinance existing corporate and non-recourse indebtedness on favourable terms, if at all, is dependent on, among other factors, the level of future interest rates, the overall state of capital markets (as well as local market conditions, particularly in the case of non-recourse financings), continued operating performance of our assets, future electricity market prices, lenders’ and investors’ assessment of our credit risk and investor appetite for investments in renewable energy and infrastructure assets in general and in Brookfield Renewable’s securities in particular. Also, certain Brookfield Renewable financing agreements contain conditions that limit our ability to repay indebtedness prior to maturity without incurring penalties, which may limit our ability to refinance indebtedness or raise new capital on favorable terms. To the extent that external sources of capital become limited or unavailable or available on onerous terms (including requirements for Brookfield Renewable to provide credit support such as letters of credit or parent guarantees), our ability to fund acquisitions and make necessary capital investments to construct new or maintain existing facilities may be impaired, and as a result, our business, financial condition, results of operations and prospects may be adversely affected.
We are subject to risks impacting our ability to complete all or some of our capital recycling initiatives.
We seek to recycle capital to fund acquisitions and the development and construction of new projects by selling certain assets or an interest in certain assets, including our operating subsidiaries. However, we may not be able to complete all or some of our capital recycling initiatives on our desired timelines, at favorable prices or at all. For example, adverse market conditions, changing investor sentiment with respect to our industry or other factors beyond our control might mean that we are unable to complete an asset sale at a price that is aligned with our business plan resulting in a decision to transact at a lower price or to abandon the sales process altogether. If our capital recycling initiatives do not proceed as planned this could reduce the liquidity available to fund future growth, which could in turn limit our ability to grow our distributions in line with our stated goals and the market value of our Units could decline.
We are subject to operating and financial restrictions through covenants in our loan, debt and security agreements.
Brookfield Renewable and its subsidiaries are subject to operating and financial restrictions through covenants in our loan, debt and security agreements. These restrictions prohibit or limit our ability to, among other things, incur additional debt, provide guarantees for indebtedness, grant liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect corporate or capital reorganizations, declare distributions, issue equity interests and create subsidiaries. A financial covenant in our corporate bonds and in our corporate bank credit facilities limits our overall indebtedness to a percentage of total capitalization, a restriction which may limit our ability to obtain additional financing, withstand downturns in our business and take advantage of business and development opportunities. If we breach our covenants, our credit facilities may be terminated or come due and such event may cause our credit rating to deteriorate and subject Brookfield Renewable to higher interest and financing costs. From time to time, we also acquire businesses and assets that have debt obligations that are in default. We may also be required to seek additional debt financing on terms that include more restrictive covenants and/or higher interest rates, change of control restrictions, require repayment on an accelerated schedule or impose other obligations that limit our ability to grow our business, acquire needed assets, exit investments in assets or portfolio companies, or take other actions that we might otherwise consider appropriate or desirable.

Changes in our group’s credit ratings may have an adverse effect on our financial position and ability to raise capital.
We cannot assure you that any credit rating assigned to Brookfield Renewable or any of its subsidiaries or their debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our group’s financial position and ability to raise capital and fund the growth of the business.
Risks Relating to Our Growth Strategy
We may be unable to identify sufficient investment opportunities and complete transactions, as planned.
Our strategy for building value for our Unitholders is to seek to acquire or develop high-quality assets and businesses that generate sustainable and increasing cash flows, with the objective of achieving appropriate risk-adjusted returns on our invested capital over the long-term. However, there is no certainty that we will be able to find sufficient investment opportunities and complete transactions that meet our investment criteria. Our investment criteria consider, among other things, the financial, operating, governance and strategic merits of a proposed acquisition including whether we expect it will meet our targeted return hurdle and, as such, there is no certainty that we will be able to continue growing our business by making acquisitions or developing assets at attractive returns. Competition for assets is significant and competition from other well-capitalized investors or companies may significantly increase the purchase price or prevent us from completing an acquisition. We may also decline opportunities that we do not believe meet our investment criteria, which our competition may pursue instead.
Our growth initiatives may be subject to a number of closing conditions, including, as applicable, third-party consents, regulatory approvals (including from competition authorities) and other third-party approvals or actions that are beyond our control. In particular, many jurisdictions in which we seek to invest impose government consent requirements on investments by foreign persons. Consents and approvals may not be obtained, may be obtained subject to conditions which adversely affect anticipated returns, and/or may be delayed and delay or ultimately preclude the completion of acquisitions, dispositions and other transactions. Government policies, regulation and attitudes may change, making it more difficult to complete acquisitions, dispositions and other transactions. Furthermore, interested stakeholders could take legal steps to prevent transactions from being completed. We may also be unable to secure financing on acceptable terms (or at all) for our proposed acquisitions.
If all or some of our acquisitions and other transactions are unable to be completed on the terms agreed, we may need to modify or delay or, in some cases, abandon these transactions altogether (which may result in the payment of significant break-up fees). If we are unable to achieve the expected benefits of transactions, the market value of our Units may decline.
Political instability, changes in government policy, or unfamiliar cultural factors could adversely impact the value of our investments.
We are subject to the risk of geopolitical uncertainties in certain jurisdictions in which we operate. We make investments in businesses globally and we can pursue investments in new, non-core markets, which may expose us to additional risks. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for us and our managed entities. There are risks of political instability in several of the jurisdictions in which we conduct business, including, for example, from factors such as political conflict, sanctions, tariffs and other protectionist trade policies, including the encouragement of the onshoring of manufacturing in the U.S. and other countries, income inequality, refugee migration, terrorism, armed conflict, the potential break-up of countries or political-economic unions, and political corruption. For example, changes in U.S. policy may lead to significant increases in tariffs for imported goods among other possible changes. The imposition of such tariffs or other similar trade restrictions may strain international trade relations and increase the risk that foreign governments implement retaliatory tariffs on goods imported from the U.S. Additionally, the ongoing conflicts in Eastern Europe and the Middle East and the global response to each, including the imposition of economic and other sanctions, has significantly impacted the global economy and financial markets, resulted in volatility in fuel prices, amplified existing supply chain challenges caused by increases in shipping costs (including as a result of conflicts and other attacks in or near shipping channels) and heightened cybersecurity disruptions and threats.
While recent energy market volatility in Europe has not directly adversely impacted Brookfield Renewable’s business (principally because our power generation facilities in Europe rely on renewable inputs like wind and sunshine rather than inputs with volatile prices like gas and coal) the rising cost of power has generally increased the costs of conducting business in Europe and caused economic hardship and uncertainty and political tensions in the countries in which we operate. Further economic and political instability and the escalation or expansion of armed conflict in Eastern Europe, the Middle East, or elsewhere in the world, could result in local, regional and/or global instability that could adversely impact our business, including through the disruption of free movement of goods, services and people, or a destabilization of energy markets. The materialization of one or more of these risks could negatively affect our financial performance.
Our operations in the future may be different from our current business, including through future sustainable solutions investments.
Our operations today primarily include hydroelectric, onshore wind, utility-scale solar and distributed generation power generation in North and South America, Europe and Asia-Pacific. We also have other investments, including cogeneration, storage, nuclear services businesses, biomass power generation in South America and offshore wind generation in Europe. Our development pipeline includes renewable power generation and storage projects as well as CCS, RNG, recycling projects and electrofuels (“eFuels”). We may acquire interests in other businesses, and we may seek to divest of certain of our existing operations in the future. In addition, pursuant to the Relationship Agreement with Brookfield, Brookfield may (but is not required to) offer us the opportunity to acquire: (i) an integrated utility even if a significant component of such utility’s operations consist of a non-renewable power generation operation or development, such as a power generation operation that uses coal or natural gas, (ii) a portfolio of power operations, even if a significant component of such portfolio’s operations consist of non-renewable power generation, or (iii) renewable power generation operations or developments that comprise part of a broader enterprise.
The completion of new acquisitions can have the effect of significantly increasing the scale and scope of our operations, including operations in new geographic areas and industry sectors, and the Service Provider may have difficulty managing these additional operations. In addition, acquisitions involve risks to our business.
A key part of our strategy will involve seeking acquisition opportunities upon Brookfield’s recommendation and allocation of opportunities to us. Acquisitions may increase the scale, scope and diversity of our operating subsidiaries. We depend on the diligence and skill of Brookfield’s and our professionals to effectively manage Brookfield Renewable, integrating acquired businesses with our existing operations. These individuals may have difficulty managing additional acquired businesses and may have other responsibilities within Brookfield’s asset management business. If any such acquired businesses are not effectively integrated and managed, our existing business, financial condition and results of operations may be adversely affected.
Future acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources, including Brookfield’s time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise; risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover all material risks in the business being acquired, or to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by Brookfield Renewable, thereby resulting in a dispute. The discovery of any material liabilities subsequent to an acquisition, as well as the failure of an acquisition to perform according to expectations, could have an adverse effect on our business, financial condition and results of operations. In addition, if returns are lower than anticipated from new acquisitions, we may not be able to achieve growth in our distributions in line with our stated goals and the market value of our securities may decline.
Not all of the projects in our development pipeline will achieve commercial operation.
We have a large development pipeline that includes projects at different levels of advancement, from early stage projects which may not yet have the permits, licenses or other government approvals that are required, to later stage projects that we believe have a path to construction readiness, to under-construction projects that are in the process of being built. Our development pipeline also includes projects that we don’t own 100% of or, in certain circumstances, control. While the likelihood of a project being built increases when it receives, for example, required permits, licenses or other government approvals, when it signs construction and equipment supply agreements, and when it signs an offtake agreement, there can be no assurance that any one or a specific percentage of the projects in our development pipeline will be built or on what timeline.
With respect to our renewable power assets, our ability to realize our development growth plans is dependent on our ability to develop existing sites, to repower existing projects that are nearing the end of their useful lives, and to find new sites suitable for development into viable projects. Our ability to maintain a development permit often requires specific development steps to be undertaken. Successful development of renewable power projects is typically dependent on a number of factors, including: the ability to secure or renew our rights to an attractive site on reasonable terms, often following lengthy negotiations and/or competitive bidding processes; accurately measuring resource availability at levels deemed economically attractive for continued project development; the ability to secure new or renewed approvals, licenses and permits; the acceptance of local stakeholders, including in some cases, Indigenous peoples; the ability to secure transmission interconnection access or agreements; the ability to successfully integrate new projects or technologies into existing assets; the ability to acquire suitable labor, equipment and construction services on acceptable terms; the ability to attract construction project financing, including from tax equity investors and through tax and other government incentives such as those provided in the U.S. through the Inflation Reduction Act (which may be impacted by changes in government policy); and the ability to secure a long-term PPA or other sales contract on reasonable terms. Each of these factors can be critical in determining whether or not a particular development project might ultimately be suitable for construction and some of these factors are outside of our control. Failure to achieve any one of these elements may prevent the development and construction of a renewable power project, or otherwise cause such project to become obligated to make delay or termination payments or become obligated for other damages under contracts, experience the loss of tax credits or tax incentives, or experience diminished returns. When this occurs we may lose all of our investment in development expenditures and may ultimately be required to write-off project development assets and costs, which could adversely impact our ability to achieve our development growth plans, deliver energy and generate revenues.
Our ability to develop projects is subject to construction risks and risks associated with the arrangements we enter into with communities and joint venture partners.
Our ability to develop an economically successful project is dependent on, among other things, our ability to construct a particular project on-time and on-budget. For example, the construction and development of a renewable power generating facility, whether as a greenfield project or by way of a repowering of an existing project, is subject to environmental, engineering and construction risks that could result in cost-overruns, delays and reduced performance. A number of factors that could cause delays, cost over-runs or reduced performance include, but are not limited to, changes in local laws or difficulties in obtaining permits, rights of way or approvals, changing engineering and design requirements, construction costs exceeding estimates for various reasons, including inaccurate engineering and planning, failures to properly estimate the cost of raw materials, components, equipment, labor or the inability to timely obtain them, unanticipated problems with project start-up, the performance of contractors, the insolvency of the head contractor, a major subcontractor and/or a key equipment supplier, labor disruptions, inclement weather, defects in design, engineering or construction (including, without limitation, latent defects that do not materialize during an applicable warranty or limitation period) and project modifications. A delay in the projected completion of a project can result in a material increase in total project construction costs through higher capitalized interest charges, additional labor and other expenses and a resultant delay in the commencement of cash flow. In addition, such unexpected issues may result in increased debt service costs, operations and maintenance expenses and damage payments for late delivery or the failure to meet agreed upon generation levels. This may result in an inability of the project to meet the higher interest and principal repayments arising from the additional debt required. Protracted delays could also result in a given project being in default of other terms of any applicable construction financing arrangements.
Development projects may also require large areas of land on which the new projects are to be constructed and operated. Rights to use land can be obtained through freehold title, leases and other rights of use. Land title systems vary by jurisdiction and in some cases it may not be possible to ascertain definitively who has the legal right to enter into land tenure arrangements with the asset owner or to secure the consent of all land owners. A government, court, regulator, Indigenous group, landowner or other stakeholder may make a decision or take action that adversely affects the development of a project or the demand for its services. For example, a regulator may restrict our access to an asset, or may require us to provide third parties with access. The restriction or curtailment of our rights with respect to an asset by a regulator or otherwise may negatively impact the success of our projects.
We may enter into various types of arrangements with communities and joint venture partners, including in some cases, Indigenous peoples, for the development of projects. In some circumstances, we may be required to notify, consult, or obtain the consent of certain stakeholders, such as Indigenous peoples, landowners and/or municipalities. In some jurisdictions, it may be possible to claim Indigenous rights to land and the existence or declaration of Indigenous title may affect the existing or future activities of our projects and impact their business, financial condition and results of operations. In Canada, for example, courts have recognized that Indigenous peoples possess constitutionally protected rights in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. Certain of these communities and partners may have or may develop interests or objectives which are different from or even in conflict with our objectives. Any such differences could have a negative impact on the success of our projects.
Risks Relating to Our Relationship with Brookfield
Brookfield exercises substantial influence over Brookfield Renewable and we are highly dependent on the Service Provider.
A subsidiary of Brookfield Corporation is the sole shareholder of the Managing General Partner. As a result of its ownership of the Managing General Partner, Brookfield is able to control the appointment and removal of the Managing General Partner’s directors and, accordingly, exercise substantial influence over Brookfield Renewable. In addition, BEP holds its interest in the Operating Entities indirectly through BRELP and will hold any future acquisitions indirectly through BRELP, the general partner of which is indirectly owned by Brookfield Corporation. As BEP’s only substantial assets are the limited partnership interests and preferred limited partnership interests that it holds in BRELP, except for rights under the Voting Agreement, BEP does not have a right to participate directly in the management or activities of BRELP or the Holding Entities, including with respect to the making of decisions (although it has the right to remove and replace the BRELP GP LP).
BEP and BRELP depend on the management and administration services provided by or under the direction of the Service Provider under our Master Services Agreement. Brookfield personnel and support staff that provide services to us under our Master Services Agreement are not required to have as their primary responsibility the management and administration of BEP or BRELP or to act exclusively for either of us and our Master Services Agreement does not require any specific individuals to be provided by Brookfield to BEP. Failing to effectively manage our current operations or to implement our strategy could have an adverse effect on our business, financial condition and results of operations. Our Master Services Agreement continues in perpetuity, until terminated in accordance with its terms.
The departure of some or all of Brookfield’s professionals could prevent us from achieving our objectives.
We depend on the diligence, skill and business contacts of Brookfield’s professionals and the information and opportunities they generate during the normal course of their activities. Our future success will depend on the continued service of these individuals, who are not obligated to remain employed with Brookfield. Brookfield has experienced departures of key professionals in the past and may do so in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. The departure of a significant number of Brookfield’s professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have an adverse effect on our ability to achieve our objectives. The Amended and Restated Limited Partnership Agreement of BEP and our Master Services Agreement do not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to us or on our behalf.

PART 8 – CRITICAL ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and material accounting policy information in our audited consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, deferred income tax liabilities, decommissioning liabilities and impairment of goodwill. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
CRITICAL ESTIMATES
Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and other comprehensive income (“OCI”) for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:
(i)Property, plant and equipment
The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices for renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 13 – Property, plant and equipment, at fair value in our audited annual consolidated financial statements. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(s)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment in our audited annual consolidated financial statements for further details.
Estimates of useful lives and residual values are used in determining depreciation. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.
(ii)Financial instruments
Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates, the timing of energy delivery and the elements affecting fair value of the tax equity financings. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. This valuation technique approximates the net present value of future cash flows.

For power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”) that have unobservable values, Brookfield Renewable determines the fair value of these IFRS 9 PPAs using a discounted cash flow model based on the term of the contract and applies judgements surrounding the inputs used within the valuation model. The valuation model incorporates various inputs and assumptions including future power prices, contractual prices, contractual volumes and discount rates. Future power prices are based on broker quotes from independent sources and for IFRS 9 PPAs with no available broker quotes, future fuel driven merchant prices are incorporated within the model. Contractual prices are stipulated within each individual agreement, contractual volumes are either specified within the agreement or determined using future generation of the power generating assets and discount rate used in the valuation model is the credit adjusted risk free rate. See Note 6 – Risk management and financial instruments in our audited annual consolidated financial statements for more details.
(iii)Deferred income taxes
The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated statements of financial position dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse.
(iv) Decommissioning liabilities
Decommissioning costs will be incurred at the end of the operating life of some of the company’s assets. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other power generating facilities. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.
(v) Impairment of goodwill
The impairment assessment of goodwill requires estimation of the value-in-use or fair value less costs of disposal of the cash generating unit or units (“CGUs”) or groups of CGUs to which goodwill has been allocated.
Brookfield Renewable uses the following critical assumptions and estimates for the value-in-use method: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the CGUs; discount rates; terminal capitalization rates; terminal valuation dates and future leverage assumptions.
CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements and that have the most significant effect on the amounts in the consolidated financial statements:
(i)Preparation of consolidated financial statements
These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Judgment is required in determining which assets, liabilities and transactions are recognized in the consolidated financial statements as pertaining to Brookfield Renewable’s operations.
(ii)Common control transactions
Common control business combinations specifically fall outside the scope of IFRS 3, Business Combinations (“IFRS 3”), and as such management has used its judgment to determine an appropriate policy to account for these transactions. Consideration was given to other relevant accounting guidance within the framework of principles in IFRS and to reflect the economic reality of the transactions, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). As a result, the consolidated financial statements account for assets and liabilities acquired at the previous carrying value on the predecessor’s financial statements. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.

(iii)Property, Plant and Equipment
The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 1(g) – Property, plant and equipment and revaluation method in our audited annual consolidated financial statements. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance that are expensed when incurred. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.
Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology for hydroelectric assets is generally a twenty-year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has twenty-year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value. The methodology for wind, solar and other assets is to align the model length with the expected remaining useful life of the subject assets.
The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of generation not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from a new renewable resource with a similar generation profile to the asset being valued as the benchmark that will establish the market price for electricity for renewable resources.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2028 to 2035 in North America, 2030 in Colombia, and 2028 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
Terminal values are included in the valuation of hydroelectric assets in North America and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset with consideration of a one-time thirty-year renewal on qualifying hydroelectric assets.
Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated for inflation. Each operational facility has a twenty-year capital plan that it follows to ensure the maximum life of its assets is achieved. Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.
(iv)Financial instruments
The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 1(l) – Financial instruments in our audited annual consolidated financial statements. In applying the policy, judgments are made in applying the criteria set out in IFRS 9 – Financial instruments (“IFRS 9”) to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.

For commodity derivatives that have unobservable value, Brookfield Renewable applies judgements surrounding the inputs used within the valuation model. The valuation model incorporates various inputs and assumptions including forward power prices, contractual prices, contractual volumes and discount rates. Forward power prices are based on broker quotes from independent sources, contractual prices are stipulated within each individual agreement, contractual volumes are either specified within the agreement or determined using future generation of the power generating assets and discount rates are determined by considering the current interest rates, average market cost of capital as well as the price risk and geographical location of the power generating assets as judged by management.
(v)Deferred income taxes
The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 1(n) – Income taxes in our audited annual consolidated financial statements. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.
NEW ACCOUNTING STANDARDS
International Tax Reform - Amendments to IAS 12 – Pillar Two model rules
Brookfield Renewable operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. Brookfield Renewable has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the year ended December 31, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of Brookfield Renewable.
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. Brookfield Renewable has assessed the impact of these amendments and have noted no material impact.
FUTURE CHANGES IN ACCOUNTING POLICIES
IFRS 18 - Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Brookfield Renewable has not yet determined the impact of this standard on its disclosures.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on the partnership’s financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable is currently assessing the impacts of these amendments.
There are currently no other future changes to IFRS with a potential material impact on Brookfield Renewable.
SUBSEQUENT EVENTS
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, sold shares in TransAlta for total proceeds of approximately C$169 million ($118 million) (C$42 million ($30 million) net to Brookfield Renewable).

Subsequent to year-end, Brookfield Renewable and its institutional partners completed the dissolution of an existing joint venture in a 1,020 MW distributed generation portfolio in China. Brookfield Renewable received a non-cash distribution of approximately 541 MW distributed generation assets. As a result, Brookfield Renewable will derecognize its equity-accounted investment and consolidate the distributed generation portfolio.
Subsequent to year-end, Brookfield Renewable repurchased 422,800 LP units on the Toronto Stock Exchange at a total cost of $10 million.
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, agreed to acquire a diversified operating and development platform in the U.S. with 3.9 GW of operating and under construction renewable power and storage assets and an over 30 GW development pipeline for equity consideration of approximately $950 million (expected $238 million net to Brookfield Renewable). The terms of the transaction imply an enterprise value for the portfolio of $1,735 million. The closing of this transaction is expected to occur in the first half of 2025 and is subject to customary closing conditions.
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 25% interest in a 845 MW portfolio of wind assets in the U.S. for approximately $200 million (approximately $50 million net to Brookfield Renewable).
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, completed the acquisition of a series of development distributed generation projects in the United States totaling approximately 31 MW for total consideration of approximately $27 million (approximately $7 million net to Brookfield Renewable). Brookfield Renewable holds a 25% interest in these investments.
In January 2025 Brookfield Renewable, together with its institutional partners, acquired an additional approximately 14% stake in Neoen on the open market, during the pre-offer period, bringing our total interest to approximately 67%. In February 2025 Brookfield Renewable, together with its institutional partners launched a mandatory cash tender offer for the remaining shares and convertible bonds of Neoen. The mandatory cash tender offer is expected to close in March 2025. As of the date of these annual consolidated financial statements, Brookfield Renewable, together with its institutional partners, holds an approximately 85% interest in Neoen on an as converted basis. If certain conditions are met, Brookfield Renewable, together with its institutional partners intends to implement a squeeze-out procedure in order to acquire the Neoen shares not tendered to the offer, which would result in the delisting of Neoen.
Brookfield Renewable, together with its institutional partners intends to finance the total tender offer for the outstanding shares and convertible bonds of Neoen, totaling €2,921 million ($3,024 million) and €481 million ($498 million) respectively as follows:

(US MILLIONS)
Brookfield Renewable	$54
Capital contributions from participating non-controlling interests	1,897
Due to related parties	950
Non-recourse borrowings	621
Total	$3,522

PART 9 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield Holders (iii) class A.2 exchangeable shares, held by Brookfield, (iii) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (iv) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares, class A.2 exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares and class A.2 exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request related to Redeemable/Exchangeable partnership units and BEPC exchangeable shares with LP units, rather than cash, on a one-for-one basis. Similarly, Brookfield Renewable has the right, at its sole discretion, to satisfy any such redemption request related to class A.2 exchangeable shares with BEPC exchangeable shares or LP units, at the election of Brookfield, rather than cash, on a one-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield Holders, as holder of BEPC exchangeable shares, class A.2 exchangeable shares and Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units and any redemption request in respect of class A.2 exchangeable shares with BEPC exchangeable shares or LP units, at the election of Brookfield, the BEPC exchangeable shares, class A.2 exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares and class A.2 exchangeable shares, Redeemable/Exchangeable partnership units, and GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
As at the date of this report, Brookfield owns an approximate 48% LP unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining approximately 52% is held by the public.
Actual and Long-term Average Generation
For assets acquired, disposed or reached commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Distributed energy & sustainable solutions includes generation from our distributed generation, pumped storage, North America cogeneration, and Brazil biomass assets.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Utility-scale solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.

We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Generation from our pumped storage and cogeneration facilities in North America is highly dependent on market price conditions rather than the generating capacity of the facilities. Our pumped storage facility in Europe generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities in Brazil is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control or have significant influence over the entities that own certain renewable power and sustainable solution investments. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2024 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy and storage (distributed generation, pumped storage and battery energy storage systems), 5) sustainable solutions (agricultural renewable natural gas, carbon capture and storage, recycling, cogeneration, biomass, nuclear services, eFuels, and power transformation), and 6) corporate - with hydroelectric further segmented by geography (i.e., North America, Colombia, and Brazil). This best reflects the way in which the CODM reviews results of our company.
The reporting to the CODM was revised during the fourth quarter of 2023 to disaggregate the distributed energy & sustainable solutions business into distributed energy & storage and sustainable solutions. This change is consistent with the development of Brookfield Renewable’s business as distributed generation and sustainable solutions continue to grow as a more significant component of the business. The financial information of operating segments in the prior period has been restated to present the corresponding results of the distributed energy & storage and sustainable solutions.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 7 – Segmented information in our audited annual consolidated financial statements.

One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Annual and Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings (loss) from equity accounted investments attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items, and (3) other income includes but is not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts (“MW”) attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.

Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Brookfield Renewable includes other income within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in the current period.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.
Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Brookfield Renewable includes other income in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in the current period. In the consolidated financial statements of Brookfield Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.

Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield’s share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

PART 10 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this report include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital and future dividends and distributions made to holders of LP units and BEPC's exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and result of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; changes to resource availability, as a result of climate change or otherwise, at any of our renewable power facilities; supply, demand, volatility and marketing in the energy markets; changes to government policies and incentives relating to the renewable power and sustainable solutions industries; our inability to re-negotiate or replace expiring contracts (including PPAs, power guarantee agreements or similar long-term agreements, between a seller and a buyer of electrical power generation)on similar terms; an increase in the amount of uncontracted generation in our renewable power portfolio or a change in the contract profile for future renewable power projects; availability and access to interconnection facilities and transmission systems; our ability to comply with, secure, replace or renew concessions, licenses, permits and other governmental approvals needed for our operating and development projects; our real property rights for our facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our existing facilities and of developing new projects; health, safety, security and environmental risks; equipment failures and procurement challenges; adverse impacts of inflationary pressures; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; our reliance on computerized business systems, which could expose us to cyber-attacks; dam failures and the costs and potential liabilities associated with such failures; uninsurable losses and higher insurance premiums; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; energy marketing risks and our ability to manage commodity and financial risk; the termination of, or a change to, the MRE balancing pool in Brazil; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; increased regulation of our operations; new regulatory initiatives related to sustainability and ESG; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; force majeure events; our operations being affected by local communities; newly developed technologies or new business lines in which we invest not performing as anticipated; advances in technology that impair or eliminate the competitive advantage of our projects; increases in water rental costs (or similar fees) or changes to the regulation of water supply; ineffective management of human capital; labor disruptions and economically unfavorable collective bargaining agreements; human rights impacts of our business activities; increased regulation of and third party opposition to our nuclear services business’s customers and operations; failure of the nuclear power industry to expand; insufficient indemnification for our nuclear services business; our inability to finance our operations and fund growth due to the status of the capital markets or our inability to complete capital recycling initiatives; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; the incurrence of debt at multiple levels within our organizational structure; restrictions on our ability to engage in certain activities or make distributions due to our indebtedness; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure through our hedging strategy or otherwise; our inability to identify sufficient investment opportunities and complete transactions; political instability or changes in government policy negatively impacting our business or assets; changes to our current business, including through future sustainable solutions investments; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our inability to develop the projects in our development pipeline; delays, cost overruns and other problems associated with the construction and operation of our facilities and risks associated with the arrangements we enter into with communities and joint venture partners; we do not have control over all of our operations or investments, including certain investments made through joint ventures, partnerships, consortiums or structured arrangements; some of our acquisitions may be of distressed companies, which may subject us to increased risks; a decline in the value of our investments in securities, including publicly traded securities of other companies; the separation of economic interest from control within our organizational structure; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems and restrictions on foreign direct investment; our dependence on Brookfield and Brookfield’s significant influence over us; Brookfield’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield identifies, including by reason of conflicts of interest; the departure of some or all of Brookfield’s key professionals; Brookfield acting in a way that is not in our best interests or the best interests of our shareholders or our unitholders; our inability to terminate the Master Services Agreement and the limited liability of the Service Provider under our arrangements with them; Brookfield’s relationship with walled-off businesses (including Oaktree); changes in how Brookfield elects to hold its ownership interests in Brookfield Renewable; changes in the amount of cash we can distribute to our unitholders; future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the BEP units or BEPC exchangeable shares; any changes in the market price of the BEP units and BEPC exchangeable shares; the inability of our unitholders to take part in the management of BEP; limits on unitholders’ ability to obtain favourable judicial forum for disputes related to BEP or to enforce judgements against us; our reliance on subsidiaries to provide funds to pay distributions; foreign currency risk associated with BEP’s distributions; we are not subject to the same disclosure requirements as a U.S. domestic issuer; being deemed an “investment company” under the Investment Company Act; the effectiveness of our internal controls over financial reporting; changes in tax law and practice; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any date subsequent to the date of this report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This report contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures standardized under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the investors and other readers to better understand our business.

Reconciliations of each of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit to net income (loss) are presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 7 – Segmented information in the audited annual consolidated financial statements.

MANAGEMENT’S RESPONSIBILITY
Management’s Responsibility for Financial Statements
The accompanying consolidated financial statements have been prepared by Brookfield Renewable Partners L.P. (“Brookfield Renewable”) management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, Brookfield Renewable maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and the code of conduct throughout the company.
These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s judgment.
Ernst & Young LLP, the Independent Registered Public Accounting Firm appointed by the directors of the general partner of Brookfield Renewable, have audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the partners their opinion on the consolidated financial statements. Their report outlines the scope of their examination and opinion on the consolidated financial statements.
The consolidated financial statements have been further reviewed and approved by the Board of Directors of the general partner of Brookfield Renewable acting through its Audit Committee, which is comprised of directors who are not officers or employees of Brookfield Renewable. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

/s/ Connor Teskey	/s/ Patrick Taylor
Connor Teskey Chief Executive Officer	Patrick Taylor Chief Financial Officer
February 28, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Renewable Partners L.P. (“Brookfield Renewable” or the “Partnership”) as of December 31, 2024 and 2023, the related consolidated statements of income (loss), comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2024 and 2023, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Partnership’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 28, 2025 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of Brookfield Renewable’s management. Our responsibility is to express an opinion on the Partnership’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revaluation of power generating assets
Description of the Matter	The Partnership measures power generating assets (classified as property, plant and equipment) using the revaluation method under IAS 16, Property, Plant and Equipment. As at December 31, 2024, property, plant and equipment on the consolidated statement of financial position totaled $73,475 million. Revaluations of property, plant and equipment recognized in the consolidated statement of comprehensive income totaled $6,103 million and a loss in the consolidated statement of income (loss) of $721 million for 2024. As discussed in Notes 1(g), 1(r)(i) and 1(s)(iii) and 13 – Property, Plant and Equipment, at Fair Value to the financial statements, significant estimation and management judgment are involved in assessing the estimates and assumptions regarding the future performance of the power generating assets.

Management applies a dual approach which involves a discounted cash flow model as well as a market evaluation in determining the fair value of the Partnership’s power generating assets. Significant assumptions included within the discounted cash flow models are future electricity prices, terminal value, discount rates, anticipated long-term average generation and estimated operating and capital expenditures.

Auditing the measurement of power generating assets is complex due to the highly judgmental nature of the significant assumptions described above, which required the involvement of specialists. Changes in these assumptions can have a material effect on the fair value of the power generating assets.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s processes in determining the fair value of power generating assets. We tested controls over management’s review of the valuation models, including the controls over the review and approval of all significant assumptions.

To test the fair value of the power generating assets, our audit procedures included, among others, evaluating the Partnership’s valuation methodology, the significant assumptions used, and testing the completeness and accuracy of the underlying data supporting the significant assumptions. For each power generating asset, we analyzed the significant drivers of the change in fair value including the future electricity prices, terminal value and discount rates. With the support of our valuation specialists, we inspected management’s valuation analysis and assessed the estimates of future electricity prices by reference to shorter-term broker price quotes and management’s longer-term market forecasts specific to each region and power generating asset. We also involved our valuation specialists in the evaluation of the terminal value and discount rates, which included consideration of benchmark interest rates, geographic location, whether the asset is contracted or uncontracted and type of technology.

For a sample of power generating assets, we performed audit procedures that included, among others, agreeing contracted power prices to executed power purchase agreements and assessing the anticipated long-term average generation through corroboration with third party engineering reports and historical trends. Further, we assessed the estimated operating and capital expenditures by comparison to historical data and to third party data for a selection of assets and corroboration with third party engineering reports. We also tested the computational accuracy of the fair value model.

With the assistance of our valuation specialists for the same samples, we also performed a sensitivity analysis over the future electricity prices, terminal value and discount rates to evaluate the fair value of power generating assets. We also evaluated the fair values using other market-based evidence by comparing the portfolio as a whole to recent similar transactions and by calculating the revenue and EBITDA multiples of a sample of the power generating assets and comparing them to multiples of comparable public companies.

Furthermore, we evaluated the adequacy of the Partnership’s disclosures regarding the significant assumptions and sensitivity analysis around the fair value of power generating assets.

Significant utility-scale acquisition
Description of the Matter	During 2024, the Partnership completed the acquisition of a 53% ownership stake in a global renewable developer headquartered in France for proceeds of $3.4 billion. As described in Notes 1(o) and 3 – Acquisitions to the financial statements, the business combination is accounted for using the acquisition method.

Auditing the above noted acquisition is complex given that significant estimation is required in determining the fair value of the power generating assets and commodity derivatives acquired. The significant assumptions related to these estimates include but are not limited to future electricity prices, generation volumes, discount rates, terminal value and operating and capital expenditures. These assumptions are forward looking and could be affected by future economic and market conditions.
How We Addressed the Matter in Our Audit	We obtained an understanding and evaluated the design of controls over management’s processes in determining the fair value of power generating assets and commodity derivatives acquired. We tested controls over management’s review of the power generating assets and commodity derivative valuation models, including the controls over the review and approval of all significant assumptions.

Our audit procedures included, among others, assessing the significant assumptions described above and testing the completeness and accuracy of the underlying data. For example, we evaluated the estimated generation volumes for a sample of power generating assets by comparing them to available engineering reports, benchmarking capacity factors against publicly available industry generation data, and also considering industry benchmarks for losses that impact capacity factors. Further, with the support of our valuation specialists, we inspected management’s valuation analysis and assessed the estimates of future electricity prices by reference to shorter-term broker price quotes and management’s longer-term market forecasts specific to each region and power generating asset. We involved our valuation specialists to assist in evaluating the valuation methodologies and the significant assumptions, including discount rates and terminal values, used in the Partnership’s models, which included consideration of benchmark interest rates, geographic location, contracted or uncontracted assets and type of technology, as well as performing sensitivity analysis on such significant assumptions.

Further, we assessed the estimated capital expenditures by corroborating against recently signed construction contracts and component supply agreements. We compared operating expenditures to available engineering reports. We also compared operating expenditure forecasts against industry benchmarks and signed operations and maintenance contracts. We also tested the computational accuracy of the fair value model and considered the adequacy of disclosures made in Note 3 to the financial statements in respect of these judgements and estimates.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
We have served as Brookfield Renewable’s auditor since 2011.
Toronto, Canada
February 28, 2025

INTERNAL CONTROL OVER FINANCIAL REPORTING
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period December 31, 2024. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2024, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.
Management’s Report on Internal Control over Financial Reporting
Management of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as defined in Regulation 240.13a–15(f) or 240.15d–15(f).
Management assessed the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2024, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management concludes that, as of December 31, 2024, Brookfield Renewable’s internal control over financial reporting is effective. Management excluded from its design and assessment of the internal controls of investments acquired in 2024, a wind-focused commercial and industrial renewable business in India, with 524 MW of operating assets and a 2.75 GW development pipeline, a fully integrated distributed-generation renewable platform in South Korea, with 103 MW of operating and under-construction assets and a 2.2 GW development pipeline, and Neoen, a global renewable energy developer headquartered in France, with 8 GW of operating and under construction renewable power and energy storage assets, as well as a 20 GW development pipeline. On a combined basis, the total and net assets of these investments constitute approximately 14% and 18%, respectively, of consolidated financial statement amounts as of December 31, 2024, and 1% of revenues for the year then ended.
Brookfield Renewable’s internal control over financial reporting as of December 31, 2024, has been audited by Ernst & Young LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield Renewable’s consolidated financial statements for the year ended December 31, 2024. As stated in the Report of Independent Registered Public Accounting Firm, Ernst & Young LLP expressed an unqualified opinion on the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2024.

/s/ Connor Teskey	/s/ Patrick Taylor
Connor Teskey Chief Executive Officer	Patrick Taylor Chief Financial Officer
February 28, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.
Opinion on Internal Control Over Financial Reporting
We have audited Brookfield Renewable Partners L.P.’s (“Brookfield Renewable” or the “Partnership") internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the 524 MW of operating and 2.75 GW development pipeline of wind-focused commercial and industrial renewable platform in India, 103 MW of operating and under construction assets and a 2.2 GW development pipeline of distributed generation renewable platform in South Korea and Neoen, a global renewable energy developer headquartered in France, with a 8 GW of operating and under construction renewable power and energy storage assets, as well as a 20 GW development pipeline. The aforementioned acquisitions are included in the 2024 consolidated financial statements of the Partnership and constituted approximately 14% and 18% of total and net assets, respectively on a combined basis as of December 31, 2024 and 1% of revenues for the year then ended. Our audit of internal control over financial reporting of the Partnership also did not include an evaluation of the internal control over financial reporting of the aforementioned acquisitions.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the 2024 consolidated financial statements of the Partnership and our report dated February 28, 2025 expressed an unqualified opinion thereon.
Basis for Opinion
Brookfield Renewable’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 28, 2025

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31 (MILLIONS)	Notes	2024	2023
Assets
Current assets
Cash and cash equivalents	21	$3,135	$1,141
Restricted cash	22	286	310
Trade receivables and other current assets	23	2,124	1,517
Financial instrument assets	6	368	199
Due from related parties	29	873	1,443
Assets held for sale	5	2,049	—
		8,835	4,610
Financial instrument assets	6	3,054	1,768
Equity-accounted investments	20	2,740	2,546
Property, plant and equipment, at fair value	13	73,475	64,005
Goodwill	18	5,434	1,944
Deferred income tax assets	12	330	244
Other long-term assets	24	941	1,011
Total Assets		$94,809	$76,128
Liabilities
Current liabilities
Accounts payable and accrued liabilities	25	$2,104	$1,539
Financial instrument liabilities	6	636	687
Due to related parties	29	4,855	835
Corporate borrowings	14	709	183
Non-recourse borrowings	14	5,005	4,752
Provisions	26, 28	220	42
Liabilities directly associated with assets held for sale	5	1,036	—
		14,565	8,038
Financial instrument liabilities	6	2,790	2,433
Corporate borrowings	14	3,093	2,650
Non-recourse borrowings	14	25,583	22,117
Deferred income tax liabilities	12	8,439	7,174
Provisions	26, 28	1,215	1,268
Due to related parties	29	592	705
Other long-term liabilities	27	2,076	1,764
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	15	26,168	18,863
General partnership interest in a holding subsidiary held by Brookfield	15	50	55
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	15	2,457	2,684
BEPC exchangeable shares and class A.2 exchangeable shares	15	2,269	2,479
Preferred equity	15	537	583
Perpetual subordinated notes	15	737	592
Preferred limited partners’ equity	16	634	760
Limited partners’ equity	17	3,604	3,963
Total Equity		$36,456	$29,979
Total Liabilities and Equity		$94,809	$76,128
The accompanying notes are an integral part of these consolidated financial statements.
Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	Lou Maroun Director

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	Notes	2024	2023	2022
Revenues	29	$5,876	$5,038	$4,711
Other income	8	627	671	136
Direct operating costs(1)	9	(2,580)	(1,933)	(1,434)
Management service costs	29	(204)	(205)	(243)
Interest expense	7	(1,988)	(1,627)	(1,224)
Share of (loss) earnings from equity-accounted investments	20	(88)	186	96
Foreign exchange and financial instruments gain (loss)	6	880	502	(133)
Depreciation	13	(2,010)	(1,852)	(1,583)
Other	10	(713)	(212)	(190)
Income tax recovery (expense)
Current	12	160	(128)	(148)
Deferred	12	31	176	150
		191	48	2
Net (loss) income		$(9)	$616	$138
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	15	$353	$619	$334
General partnership interest in a holding subsidiary held by Brookfield	15	125	111	92
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	15	(174)	(63)	(117)
BEPC exchangeable shares and class A.2 exchangeable shares	15	(160)	(57)	(104)
Preferred equity	15	28	27	26
Perpetual subordinated notes	15	37	29	29
Preferred limited partners’ equity	16	37	41	44
Limited partners’ equity	17	(255)	(91)	(166)
		$(9)	$616	$138
Basic and diluted loss per LP unit		$(0.89)	$(0.32)	$(0.60)
(1)Direct operating costs exclude depreciation expense disclosed below.
The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2024	2023	2022
Net (loss) income		$(9)	$616	$138
Other comprehensive income that will not be reclassified to net income
Revaluations of property, plant and equipment	13	6,103	(133)	3,745
Actuarial gain (loss) on defined benefit plans		7	(12)	21
Deferred income tax (expense) recoveries on above items	12	(1,546)	81	(852)
Unrealized (loss) gain on investments in equity securities	6	(2)	2	(11)
Equity-accounted investments	20	451	154	(35)
Total items that will not be reclassified to net income		5,013	92	2,868
Other comprehensive income that may be reclassified to net income
Foreign currency translation	11	(1,573)	1,317	(647)
(Losses) gains arising during the year on financial instruments designated as cash-flow hedges	6	(301)	252	175
Gain (loss) on foreign exchange swaps – net investment hedge	6	279	(128)	63
Reclassification adjustments for amounts recognized in net (loss) income	6	(105)	(108)	148
Deferred income tax recoveries (expense) on above items	12	52	(13)	(87)
Equity-accounted investments	20	(8)	8	(30)
Total items that may be reclassified subsequently to net (loss) income		(1,656)	1,328	(378)
Other comprehensive income		3,357	1,420	2,490
Comprehensive income		$3,348	$2,036	$2,628
Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	15	$2,904	$1,983	$1,582
General partnership interest in a holding subsidiary held by Brookfield	15	130	111	100
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	15	76	(50)	270
BEPC exchangeable shares and class A.2 exchangeable shares		71	(45)	238
Preferred equity	15	(18)	39	(16)
Perpetual subordinated notes		37	29	29
Preferred limited partners’ equity	16	37	41	44
Limited partners’ equity	17	111	(72)	381
		$3,348	$2,036	$2,628
The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners’ equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners’ equity	Preferred limited partners’ equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares and class A.2 exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2023	$(2,118)	$(701)	$6,743	$2	$36	$1	$3,963	$760	$583	$592	$2,479	$18,863	$55	$2,684	$29,979
Net income (loss)	(255)	—	—	—	—	—	(255)	37	28	37	(160)	353	125	(174)	(9)
Other comprehensive income (loss)	—	(149)	554	3	(41)	(1)	366	—	(46)	—	231	2,551	5	250	3,357
Equity issuance (Note 15, 17, 29)	—	—	—	—	—	—	—	—	—	145	—	—	—	—	145
Equity repurchased for cancellation (Note 17)	(52)	—	—	—	—	—	(52)	—	—	—	—	—	—	—	(52)
Capital contributions (Note 15)	—	—	—	—	—	—	—	—	—	—	—	2,479	—	—	2,479
Acquisition (Note 3)	—	—	—	—	—	—	—	—	—	—	—	3,056	—	—	3,056
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(317)	—	—	(317)
Redemption of Preferred LP Units (Note 16)	—	—	—	—	—	—	—	(130)	—	—	—	—	—	—	(130)
Disposal (Note 4)	132	—	(132)	—	—	—	—	—	—	—	—	(38)	—	—	(38)
Distributions or dividends declared	(406)	—	—	—	—	—	(406)	(37)	(28)	(37)	(256)	(891)	(134)	(277)	(2,066)
Distribution reinvestment plan	7	—	—	—	—	—	7	—	—	—	—	—	—	—	7
Other	(82)	(9)	72	(1)	1	—	(19)	4	—	—	(25)	112	(1)	(26)	45
Change in year	(656)	(158)	494	2	(40)	(1)	(359)	(126)	(46)	145	(210)	7,305	(5)	(227)	6,477
Balance, as at December 31, 2024	$(2,774)	$(859)	$7,237	$4	$(4)	$—	$3,604	$634	$537	$737	$2,269	$26,168	$50	$2,457	$36,456
The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners’ equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners’ equity	Preferred limited partners’ equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2022	$(1,898)	$(845)	$6,817	$4	$17	$1	$4,096	$760	$571	$592	$2,561	$14,755	$59	$2,892	$26,286
Net income (loss)	(91)	—	—	—	—	—	(91)	41	27	29	(57)	619	111	(63)	616
Other comprehensive income (loss)	—	147	(143)	(3)	18	—	19	—	12	—	12	1,364	—	13	1,420
Equity issuance	390	—	—	—	—	—	390	—	—	—	240	—	—	—	630
Equity repurchased for cancellation	(43)	—	—	—	—	—	(43)	—	—	—	—	—	—	—	(43)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	2,993	—	—	2,993
Acquisition	—	—	—	—	—	—	—	—	—	—	—	414	—	—	414
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(140)	—	—	(140)
Disposal	12	—	(12)	—	—	—	—	—	—	—	—	(449)	—	—	(449)
Distributions or dividends declared	(383)	—	—	—	—	—	(383)	(41)	(27)	(29)	(241)	(1,428)	(116)	(265)	(2,530)
Distribution reinvestment plan	8	—	—	—	—	—	8	—	—	—	—	—	—	—	8
Ownership changes	113	16	(107)	—	(1)	—	21	—	—	—	—	—	—	—	21
Other	(226)	(19)	188	1	2	—	(54)	—	—	—	(36)	735	1	107	753
Change in year	(220)	144	(74)	(2)	19	—	(133)	—	12	—	(82)	4,108	(4)	(208)	3,693
Balance, as at December 31, 2023	$(2,118)	$(701)	$6,743	$2	$36	$1	$3,963	$760	$583	$592	$2,479	$18,863	$55	$2,684	$29,979

Balance, as at December 31, 2021	$(1,516)	$(842)	$6,494	$—	$(48)	$4	$4,092	$881	$613	$592	$2,562	$12,303	$59	$2,894	$23,996
Net income (loss)	(166)	—	—	—	—	—	(166)	44	26	29	(104)	334	92	(117)	138
Other comprehensive income (loss)	—	(1)	480	4	67	(3)	547	—	(42)	—	342	1,248	8	387	2,490
Equity issuance	—	—	—	—	—	—	—	115	—	—	—	—	—	—	115
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	2,131	—	—	2,131
Redemption of Preferred LP Units	—	—	—	—	—	—	—	(236)	—	—	—	—	—	—	(236)
Disposal	14	—	(14)	—	—	—	—	—	—	—	—	(75)	—	—	(75)
Distributions or dividends declared	(355)	—	—	—	—	—	(355)	(44)	(26)	(29)	(220)	(1,275)	(100)	(250)	(2,299)
Distribution reinvestment plan	9	—	—	—	—	—	9	—	—	—	—	—	—	—	9
Other	116	(2)	(143)	—	(2)	—	(31)	—	—	—	(19)	89	—	(22)	17
Change in year	(382)	(3)	323	4	65	(3)	4	(121)	(42)	—	(1)	2,452	—	(2)	2,290
Balance, as at December 31, 2022	$(1,898)	$(845)	$6,817	$4	$17	$1	$4,096	$760	$571	$592	$2,561	$14,755	$59	$2,892	$26,286
The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2024	2023	2022
Operating activities
Net (loss) income		$(9)	$616	$138
Adjustments for the following non-cash items:
Depreciation	13	2,010	1,852	1,583
Unrealized foreign exchange and financial instrument (gain) loss	6	(977)	(492)	258
Share of loss (earnings) from equity-accounted investments	20	88	(186)	(96)
Deferred income tax	12	(31)	(176)	(150)
Other non-cash items		391	(282)	102
Dividends received from equity-accounted investments	20	90	58	89
		1,562	1,390	1,924
Changes in due to or from related parties		44	7	(19)
Net change in working capital balances	30	(332)	468	(194)
		1,274	1,865	1,711
Financing activities
Proceeds from medium-term notes	14	586	293	296
Proceeds from hybrid note	14	139	—	—
Corporate credit facilities, net	14,30	240	—	—
Commercial paper, net	14	248	(65)	249
Proceeds from non-recourse borrowings	14	10,667	8,316	9,547
Repayment of non-recourse borrowings	14	(8,681)	(6,037)	(6,310)
Capital contributions from participating non-controlling interests – in operating subsidiaries	15	2,343	2,593	1,863
Capital repaid to participating non-controlling interests – in operating subsidiaries	15	(317)	(248)	(75)
Issuance of equity instruments and related costs	15,16,17	145	630	115
Redemption and repurchase of equity instruments	15,16,17	(182)	(43)	(252)
Distributions paid:
To participating non-controlling interests – in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	15,16,30	(993)	(967)	(1,372)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	15,17,30	(1,061)	(990)	(915)
Inflows from related party		5,955	670	1,470
Outflows to related party		(1,440)	(1,556)	(1,127)
		7,649	2,596	3,489
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity	3	(2,940)	(791)	(2,452)
Investment in equity-accounted investments	20	(389)	(725)	(236)
Investment in property, plant and equipment	13	(3,733)	(2,809)	(2,190)
Proceeds from disposal of assets, net of cash and cash equivalents disposed	4	1,092	217	140
Purchase of financial assets	6	(979)	(644)	(492)
Proceeds from financial assets	6	183	431	70
Restricted cash and other		(34)	(35)	94
		(6,800)	(4,356)	(5,066)
Foreign exchange (loss) gain on cash		(95)	38	(28)
Cash and cash equivalents increase		2,028	143	106
Net change in cash classified within assets held for sale		(34)	—	(8)
Balance, beginning of year		1,141	998	900
Balance, end of year		$3,135	$1,141	$998
Supplemental cash flow information:
Interest paid		$1,917	$1,353	$1,138
Interest received		$109	$112	$37
Income taxes paid		$112	$194	$112
The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power and sustainable solution assets primarily in North America, South America, Europe and Asia-Pacific (“APAC”).
Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including Brookfield Renewable Corporation (“BEPC”). Unless the context indicates or requires otherwise, the term “the partnership” means Brookfield Renewable Partners L.P. and its controlled entities, excluding BEPC.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in these financial statements. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions (formerly Brookfield Reinsurance) and their related parties.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield Holders, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of BEPC held by public shareholders and Brookfield Holders, class A.2 exchangeable shares (“class A.2 exchangeable shares”) of Brookfield Renewable Holdings Corporation (“BRHC”) held by Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 7, Series 13, and Series 18 preferred limited partners’ equity are traded under the symbols “BEP.PR.G”, “BEP.PR.M”, “BEP.PR.O”, and “BEP.PR.R”, respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol “BEPH”, “BEPI” and “BEPJ” on the New York Stock Exchange.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.

1. BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICY INFORMATION
(a) Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2024, which encompass individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standard Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on February 28, 2025.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, £, R$, COP, INR, A$, CNY and KRW are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound, Brazilian reais, Colombian pesos, Indian rupees, Australian dollars, Chinese yuan and South Korean won, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated statements of financial position.
Brookfield Renewable has entered into a voting agreement with Brookfield, which provides Brookfield Renewable with control of the general partner of BRELP. Accordingly, Brookfield Renewable consolidates the accounts of BRELP and its subsidiaries. In addition, BRELP issued redeemable/exchangeable limited partnership units to Brookfield (“Redeemable/Exchangeable partnership units”), pursuant to which the holder may, at its request, require BRELP to redeem the Redeemable/Exchangeable partnership units for cash consideration. This right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the Redeemable/Exchangeable partnership units so presented to BRELP that are tendered for redemption in exchange for LP units on a one-for-one basis. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP units, the Redeemable/Exchangeable partnership units are classified as equity of Brookfield Renewable (“Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable Units held by Brookfield”).
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating operations. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of both its Colombian operations and Neoen. These voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities. Refer to Note 29 – Related party transactions for further information.
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, Business Combinations (“IFRS 3”), as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions for Brookfield Renewable’s policy on accounting for transactions under common control.
Equity-accounted investments
Equity-accounted investments are entities over which Brookfield Renewable has significant influence or joint arrangements representing joint ventures. Significant influence is the ability to participate in the financial and operating policy decisions of the investee, but without controlling or jointly controlling those investees. Such investments are accounted for using the equity method.
A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Brookfield Renewable accounts for its interests in joint ventures using the equity method.
Under the equity method, the carrying value of an interest in an investee is initially recognized at cost and adjusted for Brookfield Renewable’s share of net income, other comprehensive income (“OCI”), distributions by the equity-accounted investment and other adjustments to Brookfield Renewable’s proportionate interest in the investee.
(d) Foreign currency translation
All figures reported in the consolidated financial statements and tabular disclosures to the consolidated financial statements are reflected in millions of U.S. dollars, which is the functional currency of Brookfield Renewable. Each of the foreign operations included in these consolidated financial statements determines its own functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency.
Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at the rate of exchange prevailing at the dates of the transactions during the period. Gains or losses on translation of foreign subsidiaries are included in OCI. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.
In preparing the consolidated financial statements of Brookfield Renewable, foreign currency denominated monetary assets and liabilities are translated into the functional currency using the closing rate at the applicable consolidated statement of financial position dates. Non-monetary assets and liabilities denominated in a foreign currency and measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined and non-monetary assets and liabilities measured at historical cost are translated at the historical rate. Revenues and expenses are measured in the functional currency at the rates of exchange prevailing at the dates of the transactions with gains or losses included in income.
(e) Cash and cash equivalents
Cash and cash equivalents include cash, term deposits and money market instruments with original maturities of less than 90 days.
(f) Restricted cash
Restricted cash includes cash and cash equivalents, where the availability of funds is restricted primarily by credit and construction agreements.
(g) Property, plant and equipment and revaluation method
Power generating assets are classified as property, plant and equipment and are accounted for using the revaluation method under IAS 16 – Property, Plant and Equipment (“IAS 16”). Property, plant and equipment are initially measured at cost and subsequently carried at their revalued amount, being the fair value at the date of the revaluation, less any subsequent accumulated depreciation and any subsequent accumulated impairment losses.
Brookfield Renewable generally determines the fair value of its property, plant and equipment by using 20-year discounted cash flow model for hydroelectric assets and the estimated remaining useful life for other technologies.

This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, terminal values and assumptions about future inflation rates and discount rates by geographical location. Construction work-in-progress (“CWIP”) is revalued when sufficient information exists to determine fair value using the discounted cash flow method. Revaluations are made on an annual basis as at December 31 to ensure that the carrying amount does not differ significantly from fair value. For power generating assets acquired through business combinations, Brookfield Renewable initially measures the assets at fair value on the acquisition date, consistent with the policy described in Note 1(o) – Business combinations, with no revaluation at year-end in the year of acquisition unless there is external evidence specific to those assets that would indicate the carrying value of the asset has either increased or decreased materially.
Where the carrying amount of an asset increased as a result of a revaluation, the increase is recognized in income to the extent the increase reverses a previously recognized decrease recorded through income, with the remainder of the increase recognized in OCI and accumulated in equity under revaluation surplus and non-controlling interest. When the carrying amount of an asset decreases, the decrease is recognized in OCI to the extent that a balance exists in revaluation surplus with respect to the asset, with the remainder of the decrease recognized in income.
Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

Estimated service lives
Dams	Up to 115 years
Penstocks	Up to 100 years
Powerhouses	Up to 115 years
Hydroelectric generating units	Up to 115 years
Wind generating units	Up to 35 years
Solar generating units	Up to 35 years
Gas-fired cogenerating (“Cogeneration”) units	Up to 40 years
Battery energy storage systems	Up to 20 years
Other assets	Up to 60 years
Costs are allocated to significant components of property, plant and equipment. When items of property, plant and equipment have different useful lives, they are accounted for as separate items (significant components) and depreciated separately. To ensure the accuracy of useful lives and residual values, a review is conducted annually.
Depreciation is calculated based on the fair value of the asset less its residual value. Depreciation commences when the asset is in the location and conditions necessary for it to be capable of operating in the manner intended by management. It ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized. An item of property, plant and equipment and any significant component is derecognized upon disposal or when no future economic benefits are expected from its use. Other assets include equipment, buildings and leasehold improvements. Buildings, furniture and fixtures, leasehold improvements and office equipment are recorded at historical cost, less accumulated depreciation. Land and CWIP are not subject to depreciation.
The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2024 is 30 years (2023: 34 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.
Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset, and the net amount is applied to the revalued amount of the asset.
Gains and losses on disposal of an item of property, plant and equipment of operating assets are recognized in Other income and Other in the consolidated statements of income (loss), respectively. The revaluation surplus is reclassified within the respective components of equity and not reclassified to net income when the assets are disposed.

(h) Leases
At inception of a contract, Brookfield Renewable assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, Brookfield Renewable assesses whether:
•the contract specified explicitly or implicitly the use of an identified asset, and that is physically distinct or represents substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
•Brookfield Renewable has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and Brookfield Renewable has the right to direct the use of the asset. Brookfield Renewable has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, Brookfield Renewable has the right to direct the use of the asset if either:
◦Brookfield Renewable has the right to operate the asset (or to direct others to operate the asset in a manner that it determines) throughout the period of use, without the supplier having the right to change those operating instructions; or
◦Brookfield Renewable designed the asset in a way that predetermines how and for what purpose it will be used.
At inception or on reassessment of a contract that contains a lease component, Brookfield Renewable allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of land and buildings in which it is a lessee, Brookfield Renewable has elected not to separate non-lease components and, therefore, accounts for the lease and non-lease components as a single lease component.
Brookfield Renewable recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful lives of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Brookfield Renewable’s incremental borrowing rate. Generally, Brookfield Renewable uses its incremental borrowing rate as the discount rate.
Lease payments included in the measurement of the lease liability comprise the following:
•Fixed payments, including in-substance fixed payments;
•Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•Amounts expected to be payable under a residual value guarantee; and
•The exercise price under a purchase option that Brookfield Renewable is reasonably certain to exercise, lease payments in an optional renewable period if Brookfield Renewable is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless Brookfield Renewable is reasonably certain not to terminate early
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in Brookfield

Renewable’s estimate of the amount expected to be payable under a residual value guarantee, or if Brookfield Renewable changes its assessment of whether it will exercise a purchase, extension or termination option.
When the lease liability is remeasured in this way, a corresponding adjustment is made either to the carrying amount of the right-of-use asset or, when the adjustment is a reduction to the right-of-use asset, is recorded in the consolidated statements of income (loss) if the carrying amount of the right-of-use asset has been reduced to nil.
Brookfield Renewable presents right-of-use assets in property, plant and equipment and lease liabilities in other long-term liabilities in the consolidated statements of financial position.
Brookfield Renewable has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. Brookfield Renewable recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
(i) Goodwill
Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit or units (“CGU”) to which it relates. Brookfield Renewable identifies CGU as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined for goodwill by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGU. Any goodwill impairment is charged to profit or loss in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. In the year of a business acquisition, the recoverability of the acquired goodwill is assessed by revisiting the assumptions of the related underwriting model.
On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal of the operation.
(j) Asset impairment
At each statement of financial position date, Brookfield Renewable assesses whether for non-financial assets there is any indication that such assets are impaired. This assessment includes a review of internal and external factors which includes, but is not limited to, changes in the technological, political, economic or legal environment in which the entity operates in, structural changes in the industry, changes in the level of demand, physical damage and obsolescence due to technological changes. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal or the discounted future cash flows generated from use and eventual disposal from an asset or CGU is less than its carrying value.
For non-financial assets (including equity-accounted investments), an impairment is recognized if the recoverable amount, determined as the greater of the estimated fair value, less costs to sell, and the discounted future cash flows generated from use and eventual disposal of an asset or CGU, is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.
(k) Trade receivables and other current assets
Trade receivables and other current assets are recognized initially at fair value, and subsequently measured at amortized cost using the effective interest method, less any provision for expected credit losses.

(l) Financial instruments
Initial recognition
Under IFRS 9 – Financial Instruments (“IFRS 9”), regular purchases and sales of financial assets are recognized on the trade date, being the date on which Brookfield Renewable commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and Brookfield Renewable has transferred substantially all the risks and rewards of ownership.
At initial recognition, Brookfield Renewable measures a financial asset at its fair value. In the case of a financial asset not categorized as fair value through profit and loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset are included at initial recognition. Transaction costs of financial assets carried at FVPL are expensed in income.
Classification and measurement
Subsequent measurement of financial assets depends on Brookfield Renewable’s business objective for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which Brookfield Renewable classifies its financial assets:
Amortized cost – Financial assets held for collection of contractual cash flows that represent solely payments of principal and interest are measured at amortized cost. Interest income is recognized as other income in the financial statements, and gains/losses are recognized in other income when the asset is derecognized or impaired.
FVOCI – Financial assets held to achieve a particular business objective other than short-term trading are designated at fair value through other comprehensive income (“FVOCI”). For equity instruments designated at FVOCI, there is no recycling of gains or losses through income. Upon derecognition of the asset, accumulated gains or losses are transferred from OCI directly to retained earnings.
FVPL – Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. Gains or losses on these types of assets are recognized in income.
Brookfield Renewable assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its assets carried at amortized cost and FVOCI. For trade receivables and contract assets, Brookfield Renewable applied the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the asset. The simplified approach to the recognition of ECL does not require entities to track the changes in credit risk; rather, entities recognize a loss allowance at each reporting date based on the lifetime ECL since the date of initial recognition of the asset.
Evidence of impairment may include:
•Indications that a debtor or group of debtors is experiencing significant financial difficulty;
•A default or delinquency in interest or principal payments;
•Probability that a debtor or a group of debtors will enter into bankruptcy or other financial reorganization;
•Changes in arrears or economic conditions that correlate with defaults, where observable data indicates that there is a measurable decrease in the estimated future cash flows.
Trade receivables and contract assets are reviewed qualitatively on a case-by-case basis to determine if they need to be written off.
ECL are measured as the difference in the present value of the contractual cash flows that are due under contract and the cash flows expected to be received. ECL is measured by considering the risk of default over the contract period and incorporates forward looking information into its measurement.
Financial liabilities are classified as financial liabilities at fair value through profit and loss, amortized cost, or derivatives designated as hedging instruments in an effective hedge. Brookfield Renewable determines the classification of its financial liabilities at initial recognition. Brookfield Renewable’s financial liabilities include accounts payable and accrued liabilities, corporate borrowings, non-recourse borrowings, derivative liabilities, due to related party balances, and tax equity. Financial liabilities are initially measured at fair value, with subsequent measurement determined based on their classification as follows:

FVPL – Financial liabilities held for trading, such as those acquired for the purpose of selling in the near term, derivative financial instruments entered into by Brookfield Renewable that do not meet hedge accounting criteria, and tax equity are classified as fair value through profit and loss. Gains or losses on these types of liabilities are recognized in income.
Brookfield Renewable owns and operates certain projects in the U.S. under tax equity structures to finance the construction of utility-scale solar and wind projects. Such structures are designed to allocate renewable tax incentives, such as investment tax credits (“ITCs”), production tax credits (“PTCs”) and accelerated tax depreciation, to tax equity investors. Generally, tax equity structures grant the tax equity investors the majority of the project's U.S. taxable earnings and renewable tax incentives, along with a smaller portion of the projects’ cash flows, until a contractually determined point at which the allocations are adjusted (the “Flip Point”). Subsequent to the Flip Point the majority of the project’s U.S. taxable earnings, renewable tax incentives and cash flows are allocated to the sponsor. The Flip Point dates are generally dependent on the underlying projects’ reaching an agreed upon after tax investment return, however, from time to time, the Flip Point dates may be dates specified within the contract. At all times, both before and after the projects’ Flip Point, Brookfield Renewable retains control over the projects financed with a tax equity structure. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position and at each reporting date are remeasured to their fair value in accordance with IFRS 9.
The fair value of the tax equity financing is generally comprised of the following elements:

Elements affecting the fair value of the tax equity financing	Description
Production tax credits (PTCs)	Allocation of PTCs to the tax equity investor are derived from the power generated during the period. The PTCs are recognized in foreign exchange and financial instrument gain (loss) with a corresponding reduction to the tax equity liability.
Investment tax credits (ITCs)	Allocation of ITCs to the tax equity investor are derived as a percentage of a project’s total cost. The ITCs are recognized in foreign exchange and financial instrument gain (loss) with a corresponding reduction to the tax equity liability.
Taxable loss, including tax attributes such as accelerated tax depreciation	Under the terms of the tax equity agreements, Brookfield Renewable is required to allocate specified percentages of taxable losses to the tax equity investor. As amounts are allocated, the obligation to deliver them is satisfied and a reduction to the tax equity liability is recorded with a corresponding amount recorded within foreign exchange and financial instrument gain (loss) on the consolidated statements of income (loss).
Pay-go contributions	Certain of the contracts contain annual production thresholds. When the thresholds are exceeded, the tax equity investor is required to contribute additional cash amounts. The cash amounts paid increase the value of the tax equity liability.
Cash distributions	Certain of the contracts also require cash distributions to the tax equity investor. Upon payment, the tax equity liability is reduced in the amount of the cash distribution.
Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest rate method. Gains and losses are recognized in income when the liabilities are derecognized as well as through the amortization process. Remeasurement gains and losses on financial liabilities classified as amortized cost are presented in the consolidated statements of income (loss). Amortized cost is computed using the effective interest method less any principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate. This category includes trade and other payables, dividends payable, interest-bearing loans and borrowings, and corporate credit facilities.

Derivatives and hedge accounting
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged and the type of hedge relationship designated.
Brookfield Renewable designates its derivatives as hedges of:
•Foreign exchange risk associated with the cash flows of highly probable forecast transactions (cash flow hedges);
•Foreign exchange risk associated with net investment in foreign operations (net investment hedges);
•Commodity price risk associated with cash flows of highly probable forecast transactions (cash flow hedges); and
•Floating interest rate risk associated with floating rate debts (cash flow hedges).
At the inception of a hedge relationship, Brookfield Renewable formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.
A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:
•There is an ‘economic relationship’ between the hedged item and the hedging instrument;
•The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship; and
•The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that Brookfield Renewable actually hedges and the quantity of the hedging instrument that Brookfield Renewable actually uses to hedge that quantity of hedged item.
The fair values of various derivative financial instruments used for hedging purposes and movements in the hedge reserve within equity are shown in Note 6 – Risk management and financial instruments.
When a hedging instrument expires, is sold, is terminated, or no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remain in equity until the forecasted transaction occurs. When the forecasted transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging are immediately reclassified to income.
If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in income at the time of the hedge relationship rebalancing.
(i) Cash flow hedges that qualify for hedge accounting
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, limited to the cumulative change in fair value of the hedged item on a present value basis from the inception of the hedge. The gain or loss relating to the ineffective portion is recognized immediately in income, within foreign exchange and financial instruments gain (loss).
Gains and losses relating to the effective portion of the change in fair value of the entire forward contract are recognized in the cash flow hedge reserve within equity. Amounts accumulated in equity are reclassified in the period when the hedged item affects income.
(ii) Net investment hedges that qualify for hedge accounting
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in OCI and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognized immediately in income within foreign exchange and financial instruments gain (loss). Gains and losses accumulated in equity will be reclassified to income when the foreign operation is partially disposed of or sold.
(iii) Hedge ineffectiveness
Brookfield Renewable’s hedging policy only allows for the use of derivative instruments that form effective hedge relationships. Sources of hedge effectiveness are determined at the inception of the hedge relationship and measured through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. Where the critical terms of the hedging instrument match exactly with the terms of the hedged item, a qualitative assessment of effectiveness is performed. For other hedge relationships, the hypothetical derivative method to assess effectiveness is used.
(m) Revenue and expense recognition
The majority of revenue is derived from the sale of power and power related ancillary services both under contract and in the open market, sourced from Brookfield Renewable’s power generating facilities. The obligations are satisfied over time as the customer simultaneously receives and consumes benefits as Brookfield Renewable delivers electricity and related products. Revenue is recorded based upon the output delivered and capacity provided at rates specified under either contract terms or prevailing market rates. The revenue reflects the consideration Brookfield Renewable expects to be entitled to in exchange for those goods or services. Costs related to the purchases of power or fuel are recorded upon delivery. All other costs are recorded as incurred.
Details of the revenue recognized per geographical region and technology are included in Note 7 – Segmented information.
Where available, Brookfield Renewable has elected the practical expedient available under IFRS 15 – Revenue from contracts with customers (“IFRS 15”) for measuring progress toward complete satisfaction of a performance obligation and for disclosure requirements of remaining performance obligations. The practical expedient allows an entity to recognize revenue in the amount to which the entity has the right to invoice such that the entity has a right to the consideration in an amount that corresponds directly with the value to the customer for performance completed to date by the entity.
If the consideration in a contract that does not apply the practical expedient available under IFRS 15 for measuring progress toward complete satisfaction of a performance obligation includes a variable amount, Brookfield Renewable estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.
Brookfield Renewable also sells power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied under IFRS 15. Brookfield Renewable views the sale of energy and capacity as a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. Brookfield Renewable views renewable credits to be performance obligations satisfied at a point in time. During the year ended December 31, 2024, revenues recognized at a point in time corresponding to the sale of renewable credits were $323 million (2023: $250 million and 2022: $263 million). Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation.
Revenues recognized that are outside the scope of IFRS 15 include realized gains and losses from derivatives used in the risk management of Brookfield Renewable's generation activities related to commodity prices. From time to time, Brookfield Renewable also enters into commodity contracts to hedge all or a portion of its estimated revenue stream when selling electricity to an independent system operated market and there is no PPA available. These commodity contracts require periodic settlements in which Brookfield Renewable receives a fixed-price based on specified quantities of electricity and pays the counterparty a variable market price based on the same specified quantity of electricity. As these derivatives are accounted for under hedge accounting, the changes in fair value are recorded in revenues in the consolidated statements of income (loss). Financial transactions included in revenues for the year ended December 31, 2024 increased revenues by $94 million (2023: increased revenues by $119 million and 2022: decreased revenues by $146 million).
Contract Balances
Contract assets – A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If Brookfield Renewable performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.
Trade receivables – A receivable represents Brookfield Renewable’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due).
Contract liabilities – A contract liability is the obligation to transfer goods or services to a customer for which Brookfield Renewable has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before Brookfield Renewable transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when Brookfield Renewable performs under the contract.
(n) Income taxes
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the statement of financial position dates. Current income tax assets and liabilities are included in trade receivables and other current assets and accounts payable and accrued liabilities, respectively.
Included within current income tax recovery (expense) is the realized value of transferable ITCs and PTCs, where the necessary conditions per the Inflation Reduction Act (“IRA”) have been satisfied for receipt of the credits and the ITCs and PTCs have been sold subject to a transfer agreement. Transferable ITCs and PTCs which have met the conditions for recognition, but which are not yet subject to a transfer agreement, are recognized as deferred tax assets at the value of expected realization via transfer.
Deferred tax is recognized on taxable temporary differences between the tax basis and the carrying amounts of assets and liabilities. Deferred tax is not recognized if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Deferred income tax assets are recognized for all deductible temporary differences, carry forwards of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the statement of financial position dates.
Current and deferred income taxes relating to items recognized directly in OCI are also recognized directly in OCI.
(o) Business combinations
The acquisition of a business is accounted for using the acquisition method. The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12, share-based payments which are measured in accordance with IFRS 2 – Share-based payment, liabilities and contingent liabilities which are measured under IAS 37 - Provisions, contingent liabilities and contingent assets or IFRIC 21 - Levies and non-current assets that are classified as held-for-sale which are measured at fair value less costs to sell in accordance with IFRS 5 – Non-current assets held for sale and discontinued operations. The non-controlling interest in the acquiree is initially measured at the non-controlling interest’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized or when applicable, at the fair value of the shares outstanding.

To the extent that the aggregate of the fair value of consideration paid, the amount of any non-controlling interest and the fair value of any previously held interest in the acquiree exceeds the fair value of the net identifiable tangible and intangible assets acquired, goodwill is recognized. To the extent that this difference is negative, the amount is recognized as a gain in income. Goodwill is not amortized and is not deductible for tax purposes. However, after initial recognition, goodwill will be measured at cost less any accumulated impairment losses. An impairment assessment will be performed at least annually, and whenever circumstances such as significant declines in expected revenues, earnings or cash flows indicate that it is more likely than not that goodwill might be impaired. Goodwill impairment charges are not reversible.
When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in income. Amounts arising from interests in the acquired business prior to the acquisition date that have previously been recognized in OCI are reclassified to income. Upon disposal or loss of control of a subsidiary, the carrying amount of the net assets of the subsidiary (including any OCI relating to the subsidiary) are derecognized with the difference between any proceeds received and the carrying amount of the net assets recognized as a gain or loss in income.
Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as liabilities will be recognized in the consolidated statements of income (loss), whereas changes in the fair values of contingent consideration classified within equity are not subsequently re-measured.
(p) Assets held for sale
Assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification subject to limited exceptions.
When Brookfield Renewable is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether Brookfield Renewable will retain a non-controlling interest in its former subsidiary after the sale.
Non-current assets and disposal groups classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.
Assets classified as held for sale and the assets of a disposal group are presented separately from other assets in the consolidated statements of financial position and are classified as current. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the consolidated statements of financial position and are classified as current.
Once classified as held for sale, property, plant and equipment and intangible assets are not depreciated or amortized.
(q) Other items
(i) Capitalized costs
Capitalized costs related to CWIP include eligible expenditures incurred in connection with acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use. Interest expense related to CWIP are capitalized when activities that are necessary to prepare the asset for its intended use or sale are in progress, expenditures for the asset have been incurred and funds have been used or borrowed to fund the construction or development. Capitalization of costs ceases when the asset is ready for its intended use.

(ii) Pension and employee future benefits
Pension and employee future benefits are recognized in the consolidated financial statements in respect of employees of the operating entities within Brookfield Renewable. The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The projected unit credit method, using the length of service and management’s best estimate assumptions, is used to value pension and other retirement benefits. All actuarial gains and losses are recognized immediately through OCI in order for the net pension asset or liability recognized in the consolidated statements of financial position to reflect the full value of the plan deficit or surplus. Net interest is calculated by applying the discount rate to the net defined benefit asset or liability. Changes in the net defined benefit obligation related to service costs (comprising of current service costs, past services costs, gains and losses on curtailments and non-routine settlements), and net interest expense or income are recognized in the consolidated statements of income (loss).
Re-measurements, comprising of actuarial gains or losses, the effect of the asset ceiling, and the return on plan assets (excluding net interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to OCI in the period in which they occur. Re-measurements are not reclassified to income in subsequent periods. For defined contribution plans, amounts are expensed based on employee entitlement.
(iii) Decommissioning, restoration and environmental liabilities
Legal and constructive obligations associated with the retirement of property, plant and equipment are recorded as liabilities when those obligations are incurred and are measured at the present value of the expected costs to settle the liability, using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The liability is accreted up to the date the liability will be settled with a corresponding charge to operating expenses. The carrying amount of decommissioning, restoration and environmental liabilities is reviewed annually with changes in the estimates of timing or amount of cash flows added to or deducted from the cost of the related asset.
(iv) Provisions
A provision is a liability of uncertain timing or amount. A provision is recognized if Brookfield Renewable has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. The provision is measured at the present value of the best estimate of the expenditures expected to be required to settle the obligation using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each statement of financial position date using the current discount rate. The increase in the provision due to the passage of time is recognized as interest expense.
(v) Interest income
Interest income is earned with the passage of time and is recorded on an accrual basis.
(vi) Government grants
Brookfield Renewable becomes eligible for government grants by constructing or purchasing renewable power generating assets, and by bringing those assets to commercial operation, coupled with a successful application to the applicable program or agency. The assessment of whether or not a project has complied with the conditions and that there is reasonable assurance the grants will be received will be undertaken on a case-by-case basis. Brookfield Renewable reduces the cost of the asset by the amount of the grant. The grant amounts are recognized in income on a systematic basis as a reduction of depreciation over the periods, and in the proportions, in which depreciation on those assets is charged.
With respect to grants related to income, the government assistance (in the form of the difference between market price and guaranteed fixed price) typically becomes payable once electricity is produced and delivered to the relevant grid. It is at this point that the receipt of the grant becomes reasonably assured, and therefore the grant is recognized as revenue in the month that delivery of the electricity occurs.

(r) Critical estimates
Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and OCI for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:
(i) Property, plant and equipment
The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates, discount rates and terminal value, as described in Note 13 – Property, plant and equipment, at fair value. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(s)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment for further details.
Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.
(ii) Financial instruments
Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates, the timing of energy delivery and the elements affecting fair value of the tax equity financings. This valuation technique approximates the net present value of future cash flows. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market.
For power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”) that have unobservable values, Brookfield Renewable determines the fair value of these IFRS 9 PPAs using a discounted cash flow model based on the term of the contract and applies judgements surrounding the inputs used within the valuation model. The valuation model incorporates various inputs and assumptions including future power prices, contractual prices, contractual volumes and discount rates. Future power prices are based on broker quotes from independent sources and for IFRS 9 PPAs with no available broker quotes, future fuel driven merchant prices are incorporated within the model. Contractual prices are stipulated within each individual agreement, contractual volumes are either specified within the agreement or determined using future generation of the power generating assets and discount rate used in the valuation model is the credit adjusted risk free rate. See Note 6 – Risk management and financial instruments for more details.
(iii) Deferred income taxes
The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated statement of financial position dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse based on future taxable income.
(iv) Decommissioning liabilities
Decommissioning costs will be incurred at the end of the operating life of some of Brookfield Renewable’s assets. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other power generating facilities. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.

(v) Impairment of goodwill
The impairment assessment of goodwill requires estimation of the value-in-use or fair value less costs of disposal of the CGUs or groups of CGUs to which goodwill has been allocated.
Brookfield Renewable uses the following critical assumptions and estimates for the value-in-use method: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the CGUs; discount rates; terminal capitalization rates; terminal valuation dates and future leverage assumptions.
(s) Critical judgments in applying accounting policies
The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements that have the most significant effect on the amounts in the consolidated financial statements:
(i) Preparation of consolidated financial statements
These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Brookfield Renewable exercises judgment in determining whether non-wholly owned subsidiaries are controlled by Brookfield Renewable. Brookfield Renewable’s judgment included the determination of (i) how the relevant activities of the subsidiary are directed; (ii) whether the rights of shareholdings are substantive or protective in nature; and (iii) Brookfield Renewable’s ability to influence the returns of the subsidiary.
(ii) Common control transactions
Common control business combinations specifically fall outside of scope of IFRS 3 and as such management has used its judgment to determine an appropriate policy to account for these transactions by considering other relevant accounting guidance that is within the framework of principles in IFRS and that reflects the economic reality of the transactions. Brookfield Renewable’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the consolidated statements of income (loss), consolidated statements of comprehensive income, consolidated statements of financial position, consolidated statements of changes in equity and consolidated statements of cash flows reflect the results of the combined entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.
(iii) Property, plant and equipment
The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 1(g) – Property, plant and equipment and revaluation method. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance that are expensed when incurred. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.
Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology for hydroelectric assets is generally a twenty-year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has twenty-year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value. The methodology for wind, solar and other assets is to align the model length with the expected remaining useful life of the subject assets.
The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of generation not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from a new renewable resource with a similar generation profile to the asset being valued as the benchmark that will establish the market price for electricity for renewable resources.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2028 to 2035 in North America, 2030 in Colombia, and 2028 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
Terminal values are included in the valuation of hydroelectric assets in North America and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset with consideration of a one-time thirty-year renewal on qualifying hydroelectric assets.
Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated for inflation. Each operational facility has a twenty-year capital plan that it follows to ensure the maximum life of its assets is achieved. Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.
(iv) Financial instruments
The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 1(l) – Financial instruments. In applying the policy, judgments are made in applying the criteria set out in IFRS 9 to record financial instruments at fair value through profit and loss, fair value through other comprehensive income and the assessments of the effectiveness of hedging relationships.
For commodity derivatives that have unobservable value, Brookfield Renewable applies judgements surrounding the inputs used within the valuation model. The valuation model incorporates various inputs and assumptions including forward power prices, contractual prices, contractual volumes and discount rates. Forward power prices are based on broker quotes from independent sources, contractual prices are stipulated within each individual agreement, contractual volumes are either specified within the agreement or determined using future generation of the power generating assets and discount rates are determined by considering the current interest rates, average market cost of capital as well as the price risk and geographical location of the power generating assets as judged by management.
(v) Deferred income taxes
The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 1(n) – Income taxes. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.
(t) Recently adopted accounting standards
International Tax Reform - Amendments to IAS 12 – Pillar Two model rules
Brookfield Renewable operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. Brookfield Renewable has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the year ended December 31, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of Brookfield Renewable.

Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. Brookfield Renewable has assessed the impact of these amendments and have noted no material impact.
(u) Future changes in accounting policies
IFRS 18 - Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Brookfield Renewable has not yet determined the impact of this standard on its disclosures.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on the partnership’s financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable is currently assessing the impacts of these amendments.
There are currently no other future changes to IFRS with a potential material impact on Brookfield Renewable.
2. PRINCIPAL SUBSIDIARIES
The following table lists the subsidiaries of Brookfield Renewable which significantly affect its financial position and results of operations as at December 31, 2024:

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield BRP Canada Corp.	Ontario	100
Brookfield BRP Europe Holdings (Bermuda) Limited	Bermuda	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.7
TerraForm Power Parent, LLC(1)	New York	100
Neoen S.A.(1)(2)	France	53
(1)Voting control held, in whole or in part, through voting agreements with Brookfield and co-investment.
(2)As at December 31, 2024. As of the date of these annual consolidated financial statements, the Partnership owns or controls approximately 85% of voting securities on an as converted basis.
3. ACQUISITIONS
India Wind Portfolio
On July 5, 2024, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 74% (15% net to Brookfield Renewable) interest in a leading wind-focused commercial and industrial renewable business in India, with 524 MW of operating assets and a 2.75 GW development pipeline. The transaction structure consists of an upfront payment of $87 million ($17 million net to Brookfield Renewable) and non-cash consideration of $45 million with the opportunity for follow on investment. Transaction costs related to the acquisition totaled $2 million and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, revenue would have been $59 million for the year ended December 31, 2024.

South Korea Distributed Generation Portfolio
On July 22, 2024, Brookfield Renewable, together with its institutional partners, completed the acquisition of a fully integrated distributed generation focused renewable platform in South Korea, with 103 MW of operating and under construction assets and 2.2 GW development pipeline for KRW23 billion ($17 million) upfront and deferred consideration of KRW2 billion ($2 million) (expected KRW5 billion ($4 million) net to Brookfield Renewable). The total transaction costs related to the acquisition is $4 million and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, the revenue from the South Korea Distributed Generation Portfolio would have been $17 million for the year ended December 31, 2024.
Neoen
In December 2024, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 53% controlling stake in Neoen, a leading global renewables developer headquartered in France for proceeds of €3.2 billion ($3.4 billion) (expected €258 million ($269 million) net to Brookfield Renewable). Neoen has 8 GW of operating and in construction renewable power and energy storage assets, as well as a 20 GW development pipeline. Subsequent to the year ended December 31, 2024, Brookfield Renewable, together with its institutional partners, launched a tender offer for the remaining shares and convertible bonds of Neoen. On a 100% basis, the purchase price for the Neoen shares implies a total acquisition price of approximately €6.2 billion ($6.4 billion) (expected €492 million ($512 million) net to Brookfield Renewable). Transaction costs related to the acquisition totaled $10 million and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, revenue would have been $579 million for the year ended December 31, 2024. Refer to Note 15 - Non-controlling interests and Note 32 - Subsequent events for more details.
The preliminary purchase price allocations, at fair value, as at December 31, 2024, with respect to the acquisitions are as follows:

(MILLIONS)	India Wind Portfolio(1)	South Korea Distributed Generation Portfolio(1)	Neoen(1)	Total
Cash and cash equivalents	$3	$6	$544	$553
Trade receivables and other current assets	18	7	341	366
Assets classified as held for sale	—	—	861	861
Property, plant and equipment, at fair value	154	100	7,185	7,439
Deferred income tax assets	—	—	60	60
Financial instrument assets(2)	—	—	345	345
Equity accounted investments	—	—	8	8
Other non-current assets	1	—	68	69
Accounts payable and accrued liabilities	(3)	(10)	(367)	(380)
Current portion of non-recourse borrowings	(13)	(1)	(955)	(969)
Liabilities directly associated with assets held for sale	—	—	(340)	(340)
Financial instrument liabilities(2)	—	—	(101)	(101)
Non-recourse borrowings	(28)	(83)	(3,656)	(3,767)
Deferred income tax liabilities	(13)	(1)	(423)	(437)
Provisions(2)	—	—	(156)	(156)
Other long-term liabilities	(1)	—	(499)	(500)
Fair value of net assets acquired	118	18	2,915	3,051
Non-controlling interests	(7)	(3)	(3,005)	(3,015)
Goodwill	21	4	3,531	3,556
Total fair value of net assets acquired including goodwill, net of non-controlling interests	$132	$19	$3,441	$3,592
(1)The purchase price allocation is preliminary as at December 31, 2024. Brookfield Renewable is currently assessing the fair value of net assets acquired and Goodwill for the purchase price allocation and expects to finalize the balances in 2025 within the one year measurement period.
(2)Includes both short-term and long-term balances.

The following investments were accounted for using the equity method as Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.
U.K. Wind Portfolio
In December 2024, Brookfield Renewable, together with its institutional partners, partnered with a global leader in offshore wind, to acquire a 12% interest in a portfolio of approximately 3.5 GW of operating capacity located in the U.K. for £1.7 billion ($2.2 billion) (£444 million ($565 million) net to Brookfield Renewable). Brookfield Renewable recognized an equity accounted investment for its equity contribution of £110 million ($138 million) representing an approximate 3% interest.
China Wind Portfolio
In November 2024, Brookfield Renewable, together with its institutional partners, invested $53 million ($11 million net to Brookfield Renewable) to acquire a 49% interest in a tri-party joint venture with a 600 MW wind portfolio.
U.K. Distributed Generation Portfolio
In November 2024, Brookfield Renewable, together with its institutional partners, alongside a third party, acquired 100% of a leading U.K. based distributed generation developer with 200 MW operating assets and a 450 MW development pipeline for £126 million ($160 million) (£25 million ($32 million) net to Brookfield Renewable). Brookfield Renewable, together with its institutional partners, holds a 67% economic interest (13% net to Brookfield Renewable).
U.S. eFuels Portfolio
In December 2024, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 67% interest in an eFuels facility in the U.S. that will be capable of producing 500 barrels per day for consideration of $45 million ($9 million net to Brookfield Renewable).
Completed in 2023
The following investments were accounted for using the acquisition method by Brookfield Renewable, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.
Brazil Wind Portfolio
On March 3, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisition of 100% interest in a 136 MW portfolio of operating wind assets in Brazil. The total purchase price of this acquisition was $95 million (approximately $24 million net to Brookfield Renewable), comprising of closing consideration, including working capital and closing adjustments of $90 million (approximately $23 million net to Brookfield Renewable) and $5 million of deferred consideration (approximately $1 million net to the Brookfield Renewable). Brookfield Renewable holds an approximately 25% economic interest. The total transaction costs related to the acquisition were less than $1 million and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, the revenue from the Brazil Wind Portfolio would have been $24 million for the year ended December 31, 2023.
Brazil Distributed Generation
On May 4, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 90% interest in a distributed generation platform with approximately 730 MW of development pipeline in Brazil. The purchase price of this acquisition was $4 million (approximately $1 million net to Brookfield Renewable) with fair value of assets acquired of $5 million and liabilities assumed of $1 million. Brookfield Renewable holds an approximately 20% economic interest.

U.S. Renewable Portfolio
On October 25, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 100% interest in a fully integrated developer and operator of renewable power assets in the United States with 5,900 MW of operating and under construction assets, with a 6,100 MW development pipeline for $1,083 million (approximately $308 million net to Brookfield Renewable) comprised of $565 million (approximately $161 million net to Brookfield Renewable) plus $518 million of deferred consideration (approximately $147 million net to Brookfield Renewable). Total fair value of net assets acquired, net of non-controlling interest was $1,453 million. The total transaction costs related to the acquisition were $6 million (approximately $2 million net to Brookfield Renewable) and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, the revenue from the U.S. Renewable Portfolio would have been $401 million for the year ended December 31, 2023.
During the third quarter of 2024, the purchase price allocation was adjusted and as a result the purchase price allocation as at December 31, 2023 does not correspond to the figures as disclosed in the 2023 Annual Report. The effect of the purchase price allocation adjustment resulted in an increase of $68 million to Property, plant and equipment, $18 million to Equity accounted investments, $8 million to Deferred income tax liabilities, $28 million to Provisions and a decrease of $28 million to Non-controlling interests, $3 million to Non-recourse borrowings and $1 million to Financial instruments liabilities.
India Renewable Portfolio
On April 22, 2023, Brookfield Renewable, together with institutional partners, acquired an approximately 7% equity interest (1% net to Brookfield Renewable) in a leading commercial and industrial renewable development platform in India with 4,500 MW of operating and development pipeline for INR2.5 billion ($30 million) (approximately INR500 million ($6 million) net to Brookfield Renewable). The investment was recognized as an equity accounted investment. During the second and third quarters of 2023, Brookfield Renewable, together with institutional partners, subscribed for incremental shares for an aggregate INR1.7 billion ($21 million) (approximately INR 340 million ($4 million) net to Brookfield Renewable).
On October 26, 2023, Brookfield Renewable together with its institutional partners, subscribed for additional shares for INR9.8 billion ($118 million) (approximately INR2 billion ($24 million) net to Brookfield Renewable). This subscription increased the total interest to approximately 37.54% (approximately 7% net to Brookfield Renewable) for aggregate consideration of approximately $168 million (approximately $34 million net to Brookfield Renewable) and results in control of the board of directors. Through the transaction Brookfield Renewable acquired the business at a total fair value of $447 million on a 100% basis. As such, Brookfield Renewable derecognized the existing equity accounted investment and recognized the transaction as a business combination. The total transaction costs related to the acquisition were $2 million (less than $1 million net to Brookfield Renewable) and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, the revenue would have been approximately $108 million for the year ended December 31, 2023.
During the third quarter of 2024, the purchase price allocation was finalized and as a result the purchase price allocation as at December 31, 2023 does not correspond to the figures as disclosed in the 2023 Annual Report. The effect of the purchase price allocation finalization resulted in an increase of $23 million to Goodwill and a corresponding decrease of $28 million to Property, plant and equipment, $3 million to Equity accounted investments, $3 million to Other non-current assets, and $11 million to Deferred income tax liabilities.
Brazil Wind Portfolio
On November 6, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 100% interest in a 60 MW portfolio of operating wind assets in Brazil for total consideration of R$113 million ($23 million) (R$28 million ($6 million) net to Brookfield Renewable). Brookfield Renewable holds an approximately 25% economic interest. The total transaction costs related to the acquisition were less than $1 million and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, the revenue from the Brazil Wind Portfolio would have been $9 million for the year ended December 31, 2023.

U.K. Wind Portfolio
On December 14, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 100% interest in a leading independent U.K. renewables developer with 260 MW onshore wind assets, 800 MW near-term development and another 3 GW of later stage projects for a total purchase price of £489 million ($625 million) (£232 million ($296 million) net to Brookfield Renewable) comprising of closing consideration of £477 million ($610 million) (£226 million ($289 million) net to Brookfield Renewable) and £12 million ($15 million) (£6 million ($7 million) net to Brookfield Renewable) of contingent consideration. The total transaction costs related to the acquisition were $7 million (approximately $3 million net to Brookfield Renewable) and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, the revenue from the U.K. Wind Portfolio would have been $100 million for the year ended December 31, 2023.
During the third quarter of 2024, the purchase price allocation was adjusted and as a result the purchase price allocation as at December 31, 2023 does not correspond to the figures as disclosed in the 2023 Annual Report. The effect of the purchase price allocation adjustment resulted in an increase of $95 million to Goodwill and a corresponding decrease of $127 million to Property, plant and equipment, and $32 million to Deferred income tax liabilities.
The final purchase price allocations, at fair value, as at December 31, 2023, with respect to the business combinations are as follows:

(MILLIONS)	Brazil Wind Portfolio	U.S. Renewable Portfolio(1)	India Renewable Portfolio(2)	Brazil Wind Portfolio	U.K. Wind Portfolio(3)	Total
Cash and cash equivalents	$10	$88	$27	$1	$60	$186
Restricted cash	—	111	32	—	1	144
Trade receivables and other current assets	9	127	69	4	26	235
Property, plant and equipment	130	4,005	823	40	868	5,866
Deferred tax assets	—	—	22	—	—	22
Financial instruments assets(4)	—	38	—	—	8	46
Equity accounted investments	—	54	5	—	—	59
Other non-current assets	19	54	36	5	—	114
Accounts payable and accrued liabilities	(22)	(88)	(62)	(2)	(13)	(187)
Current portion of non-recourse borrowings	(4)	(187)	(35)	(2)	(61)	(289)
Financial instruments liabilities(4)	—	(1,036)	—	—	(65)	(1,101)
Non-recourse borrowings	(45)	(902)	(581)	(17)	(236)	(1,781)
Deferred income tax liabilities	—	(37)	(37)	—	(119)	(193)
Provisions	(2)	(247)	—	—	(6)	(255)
Other long-term liabilities	—	(130)	(19)	(6)	(58)	(213)
Fair value of net assets acquired	95	1,850	280	23	405	2,653
Non-controlling interests	—	(315)	(37)	—	(34)	(386)
Goodwill	—	—	204	—	254	458
Total fair value of net assets acquired including goodwill, net of non-controlling interests	$95	$1,535	$447	$23	$625	$2,725
(1)During the year ended December 31, 2024 Brookfield Renewable recorded purchase price allocation adjustments of $118 million primarily to Property, plant and equipment, equity accounted investments, deferred income tax liabilities, provisions and non-controlling interests, non-recourse borrowings, financial instruments liabilities.
(2)During the year ended December 31, 2024, Brookfield Renewable recorded purchase price allocation adjustments of $34 million primarily to Property, plant and equipment, Equity accounted investments, Other non-current assets, Deferred income tax liabilities and Goodwill.
(3)During the year ended December 31, 2024, Brookfield Renewable recorded purchase price allocation adjustments of $127 million primarily to Property, plant and equipment, Deferred income tax liabilities and Goodwill.
(4)Includes both short-term and long-term balances.

The following investments were accounted for using the equity method as Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.

India Sustainable Agricultural Solutions
On February 16, 2023, Brookfield Renewable, together with institutional partners, acquired an approximately 4% equity interest in a sustainable agricultural solutions company in India for INR7 billion ($86 million) (approximately INR1.4 billion ($17 million) net to Brookfield Renewable).
X-Elio
On October 10, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisition of the remaining 50% interest in X-Elio for total consideration of $893 million ($76 million net to Brookfield Renewable for approximately 4.2% interest). Brookfield Renewable holds a 17% economic interest in the investment and continues to account for the investment as an equity accounted investment.
Westinghouse
On November 7, 2023, Brookfield Renewable, together with institutional partners, through a strategic partnership with Cameco Corporation, acquired 100% of Westinghouse, one of the world’s largest nuclear services businesses, from our affiliate Brookfield Business Partners L.P. and its institutional partners, for $4.37 billion ($442 million net to Brookfield Renewable). Brookfield Renewable, together with institutional partners, own an aggregate 51% interest (10.11% net to Brookfield Renewable) with Cameco owning 49%.
During the fourth quarter of 2024, Brookfield Renewable increased its ownership in the business from approximately 10.1% to approximately 10.8% for $38 million.
Completed in 2022
The following investments were accounted for using the acquisition method by Brookfield Renewable, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.
U.S. Utility-scale Solar Portfolio
On January 24, 2022, Brookfield Renewable, together with its institutional partners, completed the acquisition of 100% interest in a utility scale development business with a 20 GW portfolio of utility-scale solar and energy storage development assets in the United States. The total purchase price of this acquisition was $760 million comprising of closing consideration including working capital and closing adjustments of $702 million, plus $58 million of additional incentive payments to be paid contingent upon certain milestones being achieved. The total transaction costs related to the acquisition were $2 million. Brookfield Renewable holds an approximately 20% economic interest.
Europe Utility-scale Solar Portfolio
On February 2, 2022, Brookfield Renewable, together with institutional partners, completed the acquisition of 100% interest in a 1.7 GW portfolio of utility-scale solar development assets in Germany. The total purchase price of this acquisition was €81 million ($90 million) comprising of closing consideration including working capital and closing adjustments, was approximately €66 million ($73 million), plus €15 million ($17 million) of additional incentive payments to be paid contingent upon certain milestones being achieved. The total transaction costs related to the acquisition were €2 million ($2 million). Brookfield Renewable holds an approximately 20% economic interest.

Chile Distributed Generation Portfolio
On March 17, 2022, Brookfield Renewable, together with institutional partners, completed the acquisition of 83% interest in a 437 MW distributed generation portfolio of high quality operating and development assets in Chile. The purchase price of this acquisition, including working capital and closing adjustments, was approximately $31 million. Through the transaction Brookfield Renewable acquired the business at a total fair value of $37 million on a 100% basis. The total transaction costs related to the acquisition was $1 million. Brookfield Renewable holds an approximately 20% economic interest in the investment.
During the fourth quarter of 2022, Brookfield Renewable, together with institutional partners, contributed an additional approximate $4 million to fund the development pipeline, increasing the ownership interest from 83% to 84%.
U.S. Distributed Generation Portfolio
On September 28, 2022, Brookfield Renewable, together with its institutional partners, completed the acquisition of 100% interest in an integrated distributed generation developer with approximately 500 MW of contracted operating and under construction assets, and an 1.8 GW of development pipeline in the United States. The purchase price of this acquisition was $614 million, consisting of $538 million initial equity price, a $22 million working capital and closing adjustments and $98 million to repay previously existing non-recourse borrowings (in aggregate $123 million net to Brookfield Renewable). The total transaction costs related to the acquisition were $5 million. Brookfield Renewable holds an approximately 20% economic interest. If the acquisition had taken place at the beginning of the year, the revenue from the U.S. Distributed Generation Portfolio would have been $46 million for the year ended December 31, 2022.
During the year ended December 31, 2023, the purchase price allocation was finalized and as a result the purchase price allocation as at December 31, 2022 does not correspond to the figures as disclosed in the 2022 Annual Report. The effect of the purchase price allocation finalization resulted in a decrease of $73 million to Goodwill and a corresponding increase of $36 million to Property, plant and equipment, a decrease of $7 million to Deferred tax assets, $33 million to Non-recourse borrowings, $3 million to Provisions, and $8 million to Financial instrument liabilities.
U.S. Wind Portfolio
On December 16, 2022, Brookfield Renewable, together with institutional partners, completed the acquisition of 100% interest in a renewable developer with a portfolio of over 800 MW of operating wind assets and pipeline of over 22 GW of solar and storage assets in the United States. The purchase price of this acquisition, including working capital and closing adjustments, was approximately $1,092 million. The total transaction costs related to the acquisition were $4 million. Brookfield Renewable holds an approximately 20% economic interest. If the acquisition had taken place at the beginning of the year, the revenue from the U.S. Wind Portfolio would have been $82 million for the year ended December 31, 2022.
During the year ended December 31, 2023, the purchase price allocation was finalized and as a result the purchase price allocation as at December 31, 2022 does not correspond to the figures as disclosed in the 2022 Annual Report. The effect of the purchase price allocation finalization included a decrease of $96 million to Property, plant and equipment, $6 million in Assets held for sale, $12 million to Other non-current assets, $97 million to Financial Instrument liabilities, $23 million to Other long-term liabilities, $6 million in Provisions. and an increase of $9 million in Liabilities classified as held for sale.

The final purchase price allocations, at fair value, as at December 31, 2022, with respect to the business combinations are as follows:

(MILLIONS)	Chile Distributed Generation Portfolio	Europe Utility-scale Solar Portfolio	U.S. Utility-scale Solar Portfolio (1)	U.S. Distributed Generation Portfolio(2)(3)	U.S. Wind Portfolio(2)(4)	Total
Cash and cash equivalents	$2	$3	$22	$33	$26	$86
Restricted cash	—	—	6	6	5	17
Trade receivables and other current assets	2	30	48	13	13	106
Assets classified as held for sale(4)	—	—	—	—	240	240
Property, plant and equipment	21	1	561	708	1,796	3,087
Deferred tax assets	—	—	—	10	—	10
Financial instruments assets(5)	—	—	—	10	2	12
Other non-current assets	1	—	4	21	22	48
Accounts payable and accrued liabilities	(1)	(5)	(32)	(66)	(38)	(142)
Current portion of non-recourse borrowings	—	—	—	(9)	—	(9)
Liabilities directly associated with assets held for sale(4)	—	—	—	—	(135)	(135)
Financial instruments liabilities(5)	—	—	(15)	(15)	(725)	(755)
Non-recourse borrowings	(6)	—	(48)	(346)	—	(400)
Deferred income tax liabilities	—	(7)	(43)	—	—	(50)
Provisions	—	—	—	(25)	(29)	(54)
Other long-term liabilities	—	—	(30)	(35)	(68)	(133)
Fair value of net assets acquired	19	22	473	305	1,109	1,928
Non-controlling interests	—	—	—	—	(26)	(26)
Goodwill	18	68	287	309	9	691
Total fair value of net assets acquired including goodwill, net of non-controlling interests	$37	$90	$760	$614	$1,092	$2,593
(1)During the year ended December 31, 2022, Brookfield Renewable recorded purchase price allocation adjustment of $176 million primarily to Property, plant and equipment, Deferred tax asset, Other non-current assets, Deferred income tax liabilities and Other long-term liabilities.
(2)The purchase price allocation was preliminary as at December 31, 2022 and was finalized during the year ended December 31, 2023.
(3)During the year ended December 31, 2022, Brookfield Renewable recorded purchase price allocation adjustments of $97 million primarily to Property, plant and equipment, at fair value, Deferred tax assets and Deferred income tax liabilities.
(4)Refer to Note 4 - Disposal of assets.
(5)Includes both short-term and long-term balances.

The following investments were accounted for using the equity method as Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.
Spanish Distributed Generation Portfolio (“Powen”)
In February 2022, Brookfield Renewable, together with institutional partners, acquired an initial 16% interest in a DG solar development business in Spain and Mexico with approximately 700 MW of operating and development assets for $22 million ($6 million net to Brookfield Renewable). During the course of 2022, Brookfield Renewable, together with institutional partners, subscribed for additional shares for $34 million ($7 million net to Brookfield Renewable). This subscription increased our interest to approximately 32% (6% net to Brookfield Renewable)

In the second and third quarter of 2023, Brookfield Renewable, together with its institutional partner, subscribed for additional shares in Powen for $49 million ($10 million net to Brookfield Renewable). These subscriptions increased the total interest in Powen to 44% (8.8% net to Brookfield Renewable).
During the second and third quarter of 2024, Brookfield Renewable, together with its institutional partner, subscribed for additional shares in a distributed generation development business in Spain and Mexico. The incremental subscription increased our total interest from approximately 44% to 50% (10% net to Brookfield Renewable). Refer to Note 20 - Equity-accounted investments or more details.
Island Aggregator LP
On June 20, 2022, Brookfield Renewable, together with institutional partners, committed to invest $500 million, of which $122 million was deployed for a 20% stake in common equity into a private owner and operator of long-term, U.S. denominated, contracted power and utility assets across the Americas with 1.2 GW of installed capacity and approximately 1.3 GW development pipeline. Brookfield Renewable holds a 20% interest in this investment through an intermediate entity.
California Resources Corporation
On August 3, 2022, Brookfield Renewable, together with its institutional partners, formed a joint venture with California Resources Corporation (“CRC”) to establish a Carbon Management Business that will develop carbon capture and storage in California. Brookfield Renewable, together with its institutional partners, has committed to invest up to $500 million to fund the development of identified carbon capture and storage projects in California. This includes an initial investment of approximately $137 million, of which $48 million was deployed during the year ended December 31, 2022, which includes a put option that offers strong downside protection at a pre-determined rate of return. Brookfield Renewable holds an approximate 10% economic interest.
California Bioenergy (“Calbio”)
On December 21, 2022, Brookfield Renewable, together with its institutional partners, closed its purchase of a 10% interest in a developer, operator and owner of renewable natural gas assets in the U.S. with an initial equity commitment of $150 million ($30 million net to Brookfield Renewable) and secured the option to invest up to approximately $350 million ($70 million net to Brookfield Renewable) of follow-on equity capital for future projects meeting our risk-return requirements. Brookfield Renewable holds an approximate 2% economic interest.
4. DISPOSAL OF ASSETS
On April 26, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 60 MW battery storage asset in the U.S. for proceeds of approximately $87 million ($25 million net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $82 million of total assets from the consolidated statements of financial position. This resulted in a gain on disposition of $5 million ($2 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss).
On May 28, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 30 MW hydroelectric asset in the U.S. for proceeds of approximately $67 million ($15 million net to Brookfield Renewable) net of transaction fees. As a result of the disposition, Brookfield Renewable derecognized $42 million of total assets and $4 million of total liabilities from the consolidated statements of financial position. This resulted in a gain on disposition of $29 million ($6 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss). As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $28 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
On May 31, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 85 MW portfolio of biomass facilities in Brazil for proceeds of approximately R$251 million ($48 million) (R$105 million ($21 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $86 million of total assets and $2 million of total liabilities from the consolidated statements of financial position. This resulted in a loss on disposition of $24 million ($11 million net to Brookfield Renewable) recognized through other comprehensive income and $12 million ($5 million net to Brookfield Renewable) recognized within Other in the consolidated statements of income (loss) during the year.

On September 9, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of its 50% interest in a 67 MW portfolio of wind facilities in the U.K. for proceeds of approximately £63 million ($82 million) (£28 million ($36 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $250 million of total assets, $135 million of total liabilities, and $39 million of non-controlling interest from the consolidated statements of financial position. This resulted in gain on disposition of $6 million ($2 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss) during the year.
On November 29, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 90 MW portfolio of hydroelectric assets in Brazil for proceeds of $104 million ($44 million net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $157 million of total assets and $44 million of total liabilities from the consolidated statements of financial position. This resulted in a loss on disposition of $28 million ($12 million net to Brookfield Renewable) recognized within Other in the consolidated statements of income (loss). As a result of the disposition, Brookfield Renewable’s post tax portion of the accumulated revaluation surplus of $25 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
On December 20, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a portfolio of 63 MW solar assets, 682 MW wind assets, and a 1.6 GW development pipeline in Spain and Portugal for proceeds of approximately €708 million ($741 million) (€411 million ($430 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $1,186 million of total assets and $735 million of total liabilities from the consolidated statements of financial position. This resulted in a gain on disposition, net of transaction costs, foreign currency translation and investment hedge adjustments, of $295 million ($171 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss). As a result of the disposition, Brookfield Renewable’s post-tax portion of the accumulated revaluation surplus of $189 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.

5. ASSETS HELD FOR SALE
As at December 31, 2024, assets held for sale includes a 25% interest in 2 GW of pumped storage facilities in the U.K., a 30 MW biomass facility in Brazil and a 1,004 MW portfolio of wind and solar assets in India.
Assets held for sale also include 650 MW of operating and under construction wind, solar and battery projects in Australia, which were part of a pre-existing sale and purchase agreement at the time of the Neoen acquisition and were acquired as part of that transaction.
The following is a summary of the major items of assets and liabilities classified as held for sale as at December 31:

(MILLIONS)	2024
Assets
Cash and cash equivalents	$48
Restricted cash	14
Trade receivables and other current assets	51
Financial instrument assets	37
Property, plant and equipment, at fair value	1,343
Equity accounted investments	421
Deferred tax assets	9
Other long-term assets	126
Assets held for sale	$2,049
Liabilities
Current liabilities	$57
Non-recourse borrowings	797
Financial instrument liabilities	3
Other long-term liabilities	38
Deferred tax liabilities	131
Provisions	10
Liabilities directly associated with assets held for sale	$1,036
Brookfield Renewable continues to consolidate and recognize the revenues, expenses and cash flows associated with assets held for sale in the consolidated statements of income (loss), consolidated statements of comprehensive income, and the consolidated statements of cash flows, respectively. Non-current assets classified as held for sale are not depreciated.
6. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
The sensitivity analysis discussed below reflects the risks associated with instruments that Brookfield Renewable considers are market sensitive and the potential loss resulting from one or more selected hypothetical changes. Therefore, the discussion below is not intended to fully reflect Brookfield Renewable’s risk exposure.
(a)Market risk
Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in market prices.
Brookfield Renewable faces market risk from foreign currency assets and liabilities, the impact of changes in interest rates, and floating rate liabilities. Market risk is managed by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts, such as interest rate swaps and foreign exchange contracts, to minimize residual exposures. Financial instruments held by Brookfield Renewable that are subject to market risk include borrowings and financial instruments, such as interest rate, currency and commodity contracts. The categories of financial instruments that can give rise to significant variability are described below:

(i)Electricity price risk
Brookfield Renewable aims to sell electricity under long-term contracts to secure stable prices and mitigate its exposure to wholesale markets. Electricity price risk arises from the sale of Brookfield Renewable’s uncontracted generation and is mitigated by entering into short-term energy derivative contracts. Electricity price risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in electricity prices.
The table below summarizes the impact of changes in the market price of electricity as at December 31. The impact is expressed in terms of the effect on net income and OCI. The sensitivities are based on the assumption that the market price changes by 5% with all other variables held constant.
Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts and IFRS 9 PPAs, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2024	2023	2022	2024	2023	2022
5% increase	$(41)	$(62)	$(76)	$(176)	$(23)	$(36)
5% decrease	47	62	75	176	23	36
(1)Amounts represent the potential annual net pretax impact.
(ii)Foreign currency risk
Foreign currency risk is defined for these purposes as the risk that the fair value of a financial instrument held by Brookfield Renewable will fluctuate because of changes in foreign currency rates.
Brookfield Renewable has exposure to the Canadian dollar, euro, Brazilian real, Colombian peso, British pound sterling, Indian rupee, Malaysian ringgit, Chinese yuan and Polish złoty through its investments in foreign operations. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of net income and other comprehensive income. Brookfield Renewable holds foreign currency contracts primarily to mitigate this exposure.
The table below summarizes the impact to Brookfield Renewable’s financial instruments of changes in the exchange rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the currency exchange rate changes by five percent with all other variables held constant.
Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2024	2023	2022	2024	2023	2022
5% increase	$177	$29	$27	$327	$307	$96
5% decrease	(177)	(29)	(27)	(327)	(307)	(96)
(1)Amounts represent the potential annual net pretax impact.
(iii)Interest rate risk
Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate, because of changes in interest rates.
Brookfield Renewable’s assets largely consist of long duration physical assets. Brookfield Renewable’s financial liabilities consist primarily of long-term fixed-rate debt or variable-rate debt that has been swapped to fixed rates with interest rate financial instruments. Other than tax equity, all other non-derivative financial liabilities are recorded at their amortized cost. Brookfield Renewable also holds interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances.
Brookfield Renewable will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable-rate debt. Fluctuations in interest rates could impact Brookfield Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain non-recourse borrowings with a total principal value of $12,679 million (2023: $11,574 million). Of this principal value, $3,985 million (2023: $4,681 million) has been fixed through the use of interest rate contracts. The fair values of the recognized asset and liability for the interest rate swaps were calculated using a valuation model with observable interest rates.
The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by 1% with all other variables held constant.
Impact of a 1% change in interest rates, on outstanding interest rate swaps, variable-rate debt and tax equity, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2024	2023	2022	2024	2023	2022
1% increase	$251	$(129)	$20	$138	$148	$112
1% decrease	(292)	130	(20)	(150)	(156)	(118)
(1)Amounts represent the potential annual net pretax impact.
(b)Credit risk
Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. Brookfield Renewable’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity transactions.
Brookfield Renewable minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, the use of standard trading contracts, and other credit risk mitigation techniques. In addition, Brookfield Renewable’s power purchase agreements are reviewed regularly and the majority are with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. See Note 23 – Trade receivables and other current assets, for additional details regarding Brookfield Renewable’s trade receivables balance.
The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2024	2023
Trade receivables and other short-term receivables	$1,141	$923
Long-term receivables	396	382
Financial instrument assets(1)	823	400
Due from related parties(1)	881	1,578
Contract asset(1)	315	375
	$3,556	$3,658
(1)Includes both the current and long-term amounts.
(c)Liquidity risk
Liquidity risk is the risk that Brookfield Renewable cannot meet a demand for cash or fund an obligation when due. Liquidity risk is mitigated by Brookfield Renewable’s cash and cash equivalent balances and its access to undrawn credit facilities. Details of the available portion of credit facilities are included in Note 14 – Borrowings. Brookfield Renewable also ensures that it has access to public capital markets and maintains a strong investment grade credit rating.
Brookfield Renewable is also subject to the risk associated with debt financing. This risk is mitigated by the long-term duration of debt instruments and the staggered maturity dates over an extended period of time.

CASH OBLIGATIONS
The table below classifies the cash obligations related to Brookfield Renewable’s liabilities into relevant maturity groupings based on the remaining period from the statement of financial position dates to the contractual maturity date.

AS AT DECEMBER 31, 2024 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$2,104	$—	$—	$2,104
Financial instrument liabilities(1)	317	822	1,815	2,954
Due to related parties	4,855	592	—	5,447
Lease liabilities(1)	49	221	888	1,158
Corporate borrowings(1)	278	678	2,191	3,147
Non-recourse borrowings(1)	5,005	12,997	12,902	30,904
Interest payable on borrowings(2)	1,785	5,214	5,766	12,765
Total	$14,393	$20,524	$23,562	$58,479

AS AT DECEMBER 31, 2023 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$1,197	$—	$—	$1,197
Financial instrument liabilities(1)	401	871	1,010	2,282
Due to related parties	835	705	—	1,540
Other long-term liabilities – concession payments	1	4	11	16
Lease liabilities(1)	41	193	534	768
Corporate borrowings(1)	183	679	1,981	2,843
Non-recourse borrowings(1)	4,752	9,474	12,794	27,020
Interest payable on borrowings(2)	2,651	7,123	6,977	16,751
Total	$10,061	$19,049	$23,307	$52,417
(1)Includes both the current and long-term amounts.
(2)Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

The following table presents Brookfield Renewable's assets and liabilities including energy derivative contracts, IFRS 9 PPAs, interest rate swaps, foreign exchange swaps and tax equity measured and disclosed at fair value classified by the fair value hierarchy:

(MILLIONS)	Level 1	Level 2	Level 3	2024	2023
Assets measured at fair value:
Cash and cash equivalents	$3,135	$—	$—	$3,135	$1,141
Restricted cash(1)	463	—	—	463	391
Financial instrument assets(1)
IFRS 9 PPAs	—	—	170	170	50
Energy derivative contracts	—	71	—	71	90
Interest rate swaps	—	393	—	393	233
Foreign exchange swaps	—	189	—	189	27
Tax equity	—	—	94	94	27
Investments in debt and equity securities(2)	—	49	1,890	1,939	1,540
Property, plant and equipment	—	—	73,475	73,475	64,005
Liabilities measured at fair value:
Financial instrument liabilities(1)
IFRS 9 PPAs(3)	—	(42)	(983)	(1,025)	(798)
Energy derivative contracts	—	(109)	—	(109)	(82)
Interest rate swaps	—	(109)	—	(109)	(105)
Foreign exchange swaps	—	(58)	—	(58)	(353)
Tax equity	—	—	(2,125)	(2,125)	(1,782)
Contingent consideration(4)	—	—	(61)	(61)	(92)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(3,130)	(671)	—	(3,801)	(2,731)
Non-recourse borrowings(1)	(2,594)	(28,068)	—	(30,662)	(26,839)
Total	$(2,126)	$(28,355)	$72,460	$41,979	$34,722
(1)Includes both the current amount and long-term amount.
(2)Excludes $566 million (2023: nil) of investments in debt securities measured at amortized cost
(3)During the year ended December 31, 2024, nil (2023: $56 million) was transferred from Level 3 to Level 2.
(4)Amount relates to business combination completed in 2022 and 2023 with obligations lapsing from 2024 to 2027.

Financial instruments disclosures
Financial assets and liabilities are offset with the net amount reported in the Consolidated Statements of Financial Position, where Brookfield Renewable currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The aggregate amount of Brookfield Renewable’s net financial instrument positions as at December 31 are as follows:

	Financial Instruments Assets					Financial Instruments Liabilities
		Instruments not designated as hedges					Instruments not designated as hedges
(MILLIONS)	Instruments designated as hedges	Fair value through profit & loss	Fair value through OCI	Amortized cost	Total	Instruments designated as hedges	Fair value through profit & loss	Total	Net Assets (Liabilities)
IFRS 9 PPAs	39	$11	$—	$—	$50	$(71)	$(727)	$(798)	$(748)
Energy derivative contracts	96	(6)	—	—	90	—	(82)	(82)	8
Interest rate swaps	181	52	—	—	233	(33)	(72)	(105)	128
Foreign exchange swaps	27	—	—	—	27	(325)	(28)	(353)	(326)
Investments in debt and equity securities	—	1,403	137	—	1,540	—	—	—	1,540
Tax equity	—	27	—	—	27	—	(1,782)	(1,782)	(1,755)
Balance, as at December 31, 2023	$343	$1,487	$137	$—	$1,967	$(429)	$(2,691)	$(3,120)	$(1,153)
Less: current portion					(199)			687	488
Long-term portion					$1,768			$(2,433)	$(665)

IFRS 9 PPAs	$25	$145	$—	$—	$170	$(850)	$(175)	$(1,025)	$(855)
Energy derivative contracts	3	68	—	—	71	(4)	(105)	(109)	(38)
Interest rate swaps	164	229	—	—	393	(15)	(94)	(109)	284
Foreign exchange swaps	116	73	—	—	189	(49)	(9)	(58)	131
Investments in debt and equity securities	—	1,802	137	566	2,505	—	—	—	2,505
Tax equity	—	94	—	—	94	—	(2,125)	(2,125)	(2,031)
Balance, as at December 31, 2024	$308	$2,411	$137	$566	$3,422	$(918)	$(2,508)	$(3,426)	$(4)
Less: current portion					(368)			636	268
Long-term portion					$3,054			$(2,790)	$264

The following table presents the change in Brookfield Renewable’s total net financial instrument asset position as at and for the year ended December 31:

(MILLIONS)	Balance as at Dec 31, 2023 asset (liability)	Changes in fair value recognized in OCI(1)	Changes in fair value (hedge ineffectiveness)(2)	Changes in fair value on financial instruments through profit and loss(2)	Amounts reclassified from OCI to income	Acquisitions, disposals, settlements and other	Foreign exchange gain (loss)	Balance as at Dec 31, 2024 asset (liability)
IFRS 9 PPAs(3)	$(748)	$(297)	$4	$68	$(1)	$121	$(2)	$(855)
Energy derivative contracts	8	(3)	—	30	(94)	21	—	(38)
Interest rate swaps	128	25	—	29	39	66	(3)	284
Foreign exchange swaps	(326)	221	—	176	—	60	—	131
Investments in debt and equity securities(4)	1,540	4	—	192	—	784	(15)	2,505
Tax equity	(1,755)	—	—	512	—	(788)	—	(2,031)
	$(1,153)	$(50)	$4	$1,007	$(56)	$264	$(20)	$(4)
(1)Amounts recognized in Equity-accounted investments, Gains (losses) arising during the year on financial instruments designated as cash-flow hedges and Unrealized gain (loss) on foreign exchange swaps – net investment hedge on the consolidated statements of comprehensive income (loss).
(2)Amounts recognized in Foreign exchange and financial instruments gain (loss) on the consolidated statements of income (loss) excluding realized gains and losses recorded on foreign exchange.
(3)Level 3 power purchase agreements accounted for as energy derivatives that are either designated as a hedge or not designated as a hedge.
(4)Includes $566 million of investments in debt securities measured at amortized cost.

(MILLIONS)	Balance as at Dec 31, 2022 asset (liability)	Changes in fair value recognized in OCI(1)	Changes in fair value (hedge ineffectiveness)(2)	Changes in fair value on derivatives not designated in hedge relationships(2)	Amounts reclassified from OCI to income	Acquisitions, settlements and other	Foreign exchange gain (loss)	Balance as at Dec 31, 2023 asset (liability)
IFRS 9 PPAs(3)	$(666)	$54	$(6)	$74	$13	$(217)	$—	$(748)
Energy derivative contracts	(201)	220	(3)	89	(110)	13	—	8
Interest rate swaps	253	(20)	—	33	(90)	(47)	(1)	128
Foreign exchange swaps	(94)	(128)	—	(1)	—	(103)	—	(326)
Investments in debt and equity securities	1,235	8	—	119	—	182	(4)	1,540
Tax equity	(1,131)	—	—	243	—	(867)	—	(1,755)
	$(604)	$134	$(9)	$557	$(187)	$(1,039)	$(5)	$(1,153)
(1)Amounts recognized in Equity-accounted investments, Gains (losses) arising during the year on financial instruments designated as cash-flow hedges and Unrealized gain (loss) on foreign exchange swaps – net investment hedge on the consolidated statements of comprehensive income (loss).
(2)Amounts recognized in Foreign exchange and financial instruments gain (loss) on the consolidated statements of income (loss) excluding realized gains and losses recorded on foreign exchange.
(3)Level 3 power purchase agreements accounted for as energy derivatives that are either designated as a hedge or not designated as a hedge.

(a)Tax equity
Brookfield Renewable owns and operates certain projects in the United States under tax equity structures to finance the construction of utility-scale solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gains or losses on the tax equity liabilities are recognized within foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss).
(b)Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities are classified as FVPL, FVOCI and amortized cost. Refer to Note 1(l) – Basis of preparation and material accounting policy information – Financial instruments.
(c)Energy derivative contracts and IFRS 9 PPAs
Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
There is an economic relationship between the hedged items and the hedging instruments as the terms of the energy derivative contracts match the terms of the expected highly probable forecast transactions (i.e. notional amount and expected payment date). Brookfield Renewable has established a hedge ratio of 1:1 for the hedging relationships. To measure the hedge effectiveness, Brookfield Renewable uses the hypothetical derivative method and compares changes in the fair value of the hedging instruments against the changes in fair value of the hedged items attributable to the hedged risks. The hedge ineffectiveness can arise from different indexes (and accordingly different curves) linked to the hedged risk of the hedged items and hedging instruments.
For the year ended December 31, 2024, gains of $94 million relating to energy derivative contracts were realized and reclassified from OCI to the consolidated statements of income (loss) (2023: $119 million gains and 2022: $146 million losses).
Based on market prices as of December 31, 2024, unrealized losses of $9 million (2023: $49 million loss and 2022: $37 million loss) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.
The following table summarizes the energy derivative contracts designated as hedging instruments:

Energy derivative contracts and IFRS 9 PPAs	December 31, 2024	December 31, 2023
Carrying amount ((liability)/asset)	(826)	64
Notional amount – GWh	122,862	26,083
Weighted average hedged rate for the year ($/MWh)	44	50
Maturity dates	2025-2051	2024-2044
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	(284)	152
Change in value of hedged item used to determine hedge effectiveness	(308)	(118)
There is $10 million of hedge ineffectiveness losses recognized within foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) related to energy derivative contracts (cash flow hedges) for the year ended December 31, 2024 (2023: nil and 2022: $18 million loss).
(d)Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable-rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the consolidated financial statements at fair value.

There is an economic relationship between the hedged items and the hedging instruments as the terms of the interest rate hedges match the terms of the respective fixed-rate debt (i.e., notional amount, maturity, payment and reset dates). Brookfield Renewable established a hedge ratio of 1:1 for the hedging relationships. To measure the hedge effectiveness, Brookfield Renewable uses the hypothetical derivative method and compares the changes in the fair value of the hedging instrument against the changes in fair value of the hedged items attributable to the hedged risk.
The hedge ineffectiveness can arise from:
•Different interest rate curves being applied to discount the hedged item and hedging instrument
•Differences in timing of cash flows of the hedged item and hedging instrument
•The counterparties’ credit risk having an asymmetrical impact on the fair value movements of the hedging instrument and hedged item
As at December 31, 2024, agreements with a total notional exposure of $8,045 million were outstanding (2023: $4,389 million) including $4,438 million (2023: $718 million) associated with agreements that are not formally designated as hedging instruments. The weighted-average fixed interest rate resulting from these agreements is 3.1% (2023: 3.3%).
For the year ended December 31, 2024, net movements relating to cash flow hedges realized and reclassified from OCI to interest expense in the consolidated statements of income (loss) were $6 million of losses (2023: $3 million of losses and 2022: $2 million of losses).
Based on market prices as of December 31, 2024, unrealized losses of $35 million (2023: $53 million and 2022: $50 million) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the interest rate hedges designated as hedging instruments:

Interest rate hedges	December 31, 2024	December 31, 2023
Carrying amount (asset/(liability))	149	148
Notional amount – $	2,220	1,633
Notional amount – C$(1)	294	326
Notional amount – €(1)	1,001	1,204
Notional amount – £(1)	—	312
Notional amount – COP(1)	92	196
Maturity dates	2025-2061	2024-2061
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	(11)	(124)
Change in value of hedged item used to determine hedge effectiveness	13	124
(1)Notional amounts of foreign currency denominated interest rate hedges are presented at the U.S. dollar equivalent value based on the December 31, 2024 foreign currency spot rate.
The hedge ineffectiveness loss recognized within foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) related to interest rate contracts (cash flow hedges) for the year ended December 31, 2024 was $1 million (2023: nil and 2022: $5 million).
(e)Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
There is an economic relationship between the hedged item and the hedging instrument as the net investment or anticipated foreign currency transaction creates a translation risk that will match the respective hedging instrument.

Brookfield Renewable established a hedge ratio of 1:1 as the underlying risk of the hedging instrument is identical to the hedged risk component.
Certain Brookfield subsidiaries that Brookfield Renewable controls, through a voting agreement, have entered into Master Hedge Agreements appointing Brookfield as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in foreign exchange. Pursuant to each Agreement, Brookfield was entitled to be reimbursed for any third party costs incurred in connection with the these derivative transactions. Substantially all of Brookfield Renewable’s foreign exchange swaps are entered into pursuant to a Master Hedge Agreement.
As at December 31, 2024, agreements with a total notional exposure of $9,737 million were outstanding (2023: $6,690 million) including $3,465 million (2023: $565 million) associated with agreements that are not formally designated as hedging instruments.
There are no unrealized gains or losses recorded in AOCI on foreign exchange swaps that are expected to be settled or reclassified into income in the next twelve months (2023: nil and 2022: nil). The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the foreign exchange swaps designated as hedging instruments:

Foreign exchange swaps	December 31, 2024	December 31, 2023
Carrying amount (asset/(liability))	67	(298)
Notional amount for hedges of the Colombian Peso(1)	2,061	2,602
Notional amount for hedges of the euro(1)	474	644
Notional amount for hedges of the British pounds sterling(1)	1,414	818
Notional amount for hedges of the Chinese yuan(1)	1,018	701
Notional amount for hedges of the Indian rupee(1)	855	710
Notional amount for hedges of the Brazilian real(1)	324	607
Notional amount for hedges of other currencies(1)	126	43
Maturity date	2025 - 2029	2024 - 2027
Hedge ratio	1:1	1:1
Weighted average hedged rate for the year:
COP/$ foreign exchange forward contracts	4,572	4,642
€/$ foreign exchange forward contracts	0.92	0.99
£/$ foreign exchange forward contracts	0.80	0.80
CNY/$ foreign exchange forward contracts	7.01	6.92
INR/$ foreign exchange forward contracts	87	86
BRL/$ foreign exchange forward contracts	5.63	5.37
(1)Notional amounts expressed in millions of U.S. dollars

The following table presents a reconciliation of the limited partners’ equity reserves impacted by financial instruments:

(MILLIONS)	Cash flow hedges	Investments in equity securities	Foreign currency translation
Balance, as at December 31, 2022	$17	$1	$(845)
Effective portion of changes in fair value arising from:
Energy derivative contracts	4	—	—
Interest rate swaps	54	—	—
Foreign exchange swaps	(8)	—	(8)
Amount reclassified to profit or loss	(28)	—	—
Foreign currency revaluation of designated borrowings	—	—	(77)
Foreign currency revaluation of net foreign operations	—	—	232
Tax effect	(4)	—	—
Other	1	—	(3)
Balance, as at December 31, 2023	$36	$1	$(701)
Effective portion of changes in fair value arising from:
Energy derivative contracts	(55)	—	—
Interest rate swaps	(31)	—	—
Foreign exchange swaps	56	—	56
Amount reclassified to profit or loss	(24)	—	—
Foreign currency revaluation of designated borrowings	—	—	105
Foreign currency revaluation of net foreign operations	—	—	(310)
Valuation of investments in equity securities designated FVOCI	—	(1)	—
Tax effect	13	—	—
Other	1	—	(9)
Balance, as at December 31, 2024	$(4)	$—	$(859)

(f) Tax equity
Brookfield Renewable owns and operates certain projects in the United States under tax equity structures to finance the construction of utility-scale solar, and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.

Gains or loss on the tax equity liabilities are recognized within the foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss).

(g) Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities are classified as FVPL, FVOCI and amortized cost.

(h) Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities are classified as FVPL, FVOCI and amortized cost.

7. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Brookfield Renewable operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy and storage (distributed generation, pumped storage and battery energy storage systems), 5) sustainable solutions (renewable natural gas, carbon capture and storage, recycling, cogeneration, biomass, nuclear services, eFuels, and power transformation), and 6) corporate - with hydroelectric further segmented by geography (i.e., North America, Colombia, and Brazil). This best reflects the way in which the CODM reviews results of our company.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items, and (3) other income includes but is not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and material accounting policy information. Brookfield Renewable analyzes the performance of its operating segments based on Funds From Operations. Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).

Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business, and including monetization of tax attributes at certain development projects. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2024:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non-controlling interests and other(1)	As per IFRS financials(2)
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$932	$208	$338	$629	$416	$227	$496	$—	$3,246	$(756)	$3,386	$5,876
Other income (loss)	28	14	2	235	180	88	66	56	669	(86)	44	627
Direct operating costs	(385)	(71)	(164)	(233)	(132)	(86)	(397)	(39)	(1,507)	525	(1,598)	(2,580)
Share of revenue, other income and direct operating costs from equity-accounted investments(2)	—	—	—	—	—	—	—	—	—	317	—	317
	575	151	176	631	464	229	165	17	2,408	—	1,832
Management service costs	—	—	—	—	—	—	—	(204)	(204)	—	—	(204)
Interest expense	(269)	(14)	(81)	(130)	(114)	(38)	(22)	(167)	(835)	70	(1,223)	(1,988)
Current income tax	(6)	(7)	(14)	(17)	(1)	(5)	—	—	(50)	9	201	160
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(37)	(37)	—	—	(37)
Preferred equity	—	—	—	—	—	—	—	(28)	(28)	—	—	(28)
Perpetual subordinated notes	—	—	—	—	—	—	—	(37)	(37)	—	—	(37)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	(79)	—	(79)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(810)	(810)
Funds From Operations	300	130	81	484	349	186	143	(456)	1,217	—	—
Depreciation												(2,010)
Foreign exchange and financial instrument gain												880
Deferred income tax recovery												31
Other												(713)
Share of earnings from equity-accounted investments												(326)
Net income attributable to non-controlling interests												457
Net loss attributable to Unitholders(3)												$(464)
(1)Amounts attributable to non-controlling interests and other includes certain non-recurring other income items. Refer to Note 8 - Other Income.
(2)Share of loss from equity-accounted investments of $88 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net loss attributable to participating non-controlling interests – in operating subsidiaries of $353 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net income (loss) attributable to non-controlling interests.
(3)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity, and perpetual subordinated notes.

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2023:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non-controlling interests and other(1)	As per IFRS financials(2)
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$1,029	$240	$293	$511	$365	$241	$147	$—	$2,826	$(234)	$2,446	5,038
Other income	22	5	6	146	106	20	19	88	412	(81)	340	671
Direct operating costs	(381)	(73)	(124)	(164)	(99)	(81)	(105)	(29)	(1,056)	110	(987)	(1,933)
Share of revenue, other income and direct operating costs from equity-accounted investments(2)	—	—	—	—	—	—	—	—	—	205	—	205
	670	172	175	493	372	180	61	59	2,182	—	1,799
Management service costs	—	—	—	—	—	—	—	(205)	(205)	—	—	(205)
Interest income (expense)	(266)	(19)	(82)	(105)	(110)	(43)	(6)	(114)	(745)	33	(915)	(1,627)
Current income tax	(2)	(7)	(17)	(6)	(1)	(4)	(3)	—	(40)	7	(95)	(128)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(41)	(41)	—	—	(41)
Preferred equity	—	—	—	—	—	—	—	(27)	(27)	—	—	(27)
Perpetual subordinated notes	—	—	—	—	—	—	—	(29)	(29)	—	—	(29)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	(40)	—	(40)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(789)	(789)
Funds From Operations	402	146	76	382	261	133	52	(357)	1,095	—	—
Depreciation												(1,852)
Foreign exchange and financial instrument loss												502
Deferred income tax recovery												176
Other												(212)
Share of earnings from equity-accounted investments												21
Net income attributable to non-controlling interests												170
Net loss attributable to Unitholders(3)												$(100)
(1)Amounts attributable to non-controlling interests and other includes certain non-recurring other income items. Refer to Note 10 - Other Income.
(2)Share of earnings from equity-accounted investments of $186 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $619 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(3)Net loss attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity, and perpetual subordinated notes.

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2022:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$964	$197	$273	$538	$374	$242	$48	$—	$2,636	$(188)	$2,263	4,711
Other income (loss)	15	22	10	56	90	23	3	73	292	(19)	(137)	136
Direct operating costs	(376)	(52)	(82)	(164)	(102)	(76)	(43)	(31)	(926)	86	(594)	(1,434)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	121	7	128
	603	167	201	430	362	189	8	42	2,002	—	1,539
Management service costs	—	—	—	—	—	—	—	(243)	(243)	—	—	(243)
Interest income (expense)	(185)	(20)	(57)	(96)	(102)	(40)	(2)	(94)	(596)	19	(647)	(1,224)
Current income taxes	(6)	(9)	(27)	(8)	(7)	(1)	—	(1)	(59)	10	(99)	(148)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(44)	(44)	—	—	(44)
Preferred equity	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Perpetual subordinated notes	—	—	—	—	—	—	—	(29)	(29)	—	—	(29)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	(29)	(8)	(37)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(785)	(785)
Funds From Operations	412	138	117	326	253	148	6	(395)	1,005	—	—
Depreciation												(1,583)
Foreign exchange and financial instrument loss												(133)
Deferred income tax recovery												150
Other												(190)
Share of earnings from equity-accounted investments												5
Net income attributable to non-controlling interests												451
Net loss attributable to Unitholders(2)												$(295)
(1)Share of earnings from equity-accounted investments of $96 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $334 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table presents information on a segmented basis about certain items in our company’s consolidated statements of financial position and reconciles our proportionate balances to the consolidated statements of financial position basis by aggregating the components comprising Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
As at December 31, 2024
Cash and cash equivalents	$55	$52	$24	$453	$151	$70	$56	$5	$866	$(112)	$2,381	$3,135
Property, plant and equipment	14,669	1,238	2,801	5,255	3,784	2,558	644	—	30,949	(1,831)	44,357	73,475
Total assets	15,653	1,452	3,184	7,081	4,894	3,313	2,106	95	37,778	(2,272)	59,303	94,809
Total liabilities	9,187	460	1,725	5,617	3,393	1,992	934	4,157	27,465	(2,272)	33,160	58,353
As at December 31, 2023
Cash and cash equivalents	$77	$20	$12	$225	$123	$50	$30	$3	$540	$(85)	$686	$1,141
Property, plant and equipment	15,134	1,694	2,490	6,024	3,635	2,386	341	—	31,704	(1,578)	33,879	64,005
Total assets	16,143	1,880	2,738	6,802	4,518	2,842	1,540	257	36,720	(1,529)	40,937	76,128
Total liabilities	9,231	531	1,645	4,727	3,484	1,705	1,126	3,159	25,608	(1,529)	22,070	46,149

Geographical Information
The following table presents consolidated revenue split by reportable segment for the year ended December 31:

(MILLIONS)	2024	2023	2022
Hydroelectric
North America	$1,110	$1,135	$1,211
Brazil	235	269	181
Colombia	1,489	1,285	1,135
	2,834	2,689	2,527
Wind	1,705	1,213	1,146
Utility-scale solar	943	751	700
Distributed energy & storage	380	350	298
Sustainable solutions	14	35	40
Total	$5,876	$5,038	$4,711
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geography:

(MILLIONS)	December 31, 2024	December 31, 2023
United States	$37,931	$34,303
Colombia	12,431	10,585
Canada	7,116	7,483
Brazil	4,319	5,622
Europe	5,976	5,046
Asia-Pacific	7,550	3,320
Other	892	192
	$76,215	$66,551

8. OTHER INCOME
Brookfield Renewable’s other income for the year ended December 31 is comprised of the following:

(MILLIONS)	2024	2023	2022
Interest and other investment income	$137	$107	$68
Gain on regulatory and contract settlement	—	22	43
Gain on disposition	346	72	—
Other(1)	144	470	25
	$627	$671	$136
(1)During the year ended December 31, 2023, Brookfield Renewable’s application of the acquisition method for its completed investments resulted in the recognition of net assets at a fair value that exceeded consideration transferred. A total difference in value of $465 million was recorded within other income in the consolidated statements of income (loss) during 2024 and 2023. Refer to Note 3 - Acquisitions for more details.

9. DIRECT OPERATING COSTS
Brookfield Renewable’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	Notes	2024	2023	2022
Fuel and power purchases(1)		$(713)	$(574)	$(400)
Salaries and benefits		(586)	(464)	(325)
Operations and maintenance		(527)	(347)	(309)
Water royalties, property taxes and other regulatory fees		(289)	(238)	(205)
Professional fees		(194)	(122)	(59)
Insurance		(111)	(72)	(71)
Other related party services	29	(12)	(5)	(1)
Other		(148)	(111)	(64)
		$(2,580)	$(1,933)	$(1,434)
(1)Fuel and power purchases are primarily attributable to our portfolio in Colombia.
Direct operating costs exclude depreciation expense of $2,010 million (2023: $1,852 million and 2022: $1,583 million) which is presented separately.
10. OTHER
Brookfield Renewable’s other for the year ended December 31 is comprised of the following:

(MILLIONS)	Notes	2024	2023	2022
Change in fair value of property, plant and equipment	13	$(721)	$(164)	$(61)
Amortization of service concession assets		—	(11)	(15)
Transaction costs		(23)	(5)	(2)
Legal provisions		—	—	(6)
Other		31	(32)	(106)
		$(713)	$(212)	$(190)
11. FOREIGN CURRENCY TRANSLATION
Brookfield Renewable’s foreign currency translation for the year ended December 31 shown in the consolidated statements of comprehensive income is comprised of the following:

(MILLIONS)	Notes	2024	2023	2022
Foreign currency translation on
Property, plant and equipment, at fair value	13	$(3,354)	$2,798	$(2,011)
Goodwill	18	(121)	150	(131)
Borrowings	14	1,470	(818)	975
Deferred income tax liabilities and assets	12	525	(698)	526
Other assets and liabilities		(93)	(115)	(6)
		$(1,573)	$1,317	$(647)

12. INCOME TAXES
The major components of income tax recovery (expense) for the year ended December 31 are as follows:

(MILLIONS)	2024	2023	2022
Income tax recovery (expense) applicable to:
Current taxes
Attributed to the current period	$(131)	$(128)	$(148)
Investment and production tax credits	291	—	—
	160	(128)	(148)
Deferred taxes
Income taxes – origination and reversal of temporary differences	129	193	125
Relating to change in tax rates / imposition of new tax laws	—	—	10
Relating to unrecognized temporary differences and tax losses	(98)	(17)	15
	31	176	150
Total income tax recovery	$191	$48	$2
The major components of deferred income tax (expense) recovery for the year ended December 31 recorded directly to other comprehensive income are as follows:

(MILLIONS)	2024	2023	2022
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$50	$(15)	$(75)
Other	—	5	(17)
Revaluation surplus
Origination and reversal of temporary differences	(1,544)	77	(881)
Relating to changes in tax rates / imposition of new tax laws	—	1	34
	$(1,494)	$68	$(939)
Brookfield Renewable’s effective income tax recovery (expense) for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2024	2023	2022
Statutory income tax recovery (expense)(1)	$58	$(165)	$(38)
Reduction (increase) resulting from:
Increase in tax assets not recognized	(96)	(11)	(10)
Portion of (losses) gains subject to different tax rates	(39)	76	14
Differences between statutory rate and future tax rate and tax rate changes	—	—	10
Non-controlling interest	59	98	20
Subsidiaries’ income taxed at different rates	8	49	15
Investment and production tax credits (net of deferred tax)	207	—	—
Other	(6)	1	(9)
Effective income tax recovery	$191	$48	$2
(1)Statutory income tax expense is calculated using domestic rates applicable to the profits in the relevant country.
The above reconciliation has been prepared by aggregating the information for all of Brookfield Renewable’s subsidiaries using the domestic rate in each tax jurisdiction.

Brookfield Renewable’s effective income tax rate was 95.5% for the year ended December 31, 2024 (2023: (8.5)% and 2022: (1.5)%). The effective tax rate is different than the statutory rate primarily due to investment and production tax credits, changes in tax assets not recognized, non-controlling interests income not subject to tax, rate differentials, and legislative changes in tax rates during the year.
The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2024	2023	2022
Less than four years	$12	$12	$9
Thereafter	252	166	144
The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

(MILLIONS)	Non-capital losses	Difference between tax and carrying value	Net deferred tax (liabilities) assets
As at January 1, 2022	$1,149	$(7,167)	$(6,018)
Recognized in net income	132	18	150
Recognized in equity	—	(947)	(947)
Business combinations and disposals	—	(42)	(42)
Foreign exchange	(8)	534	526
As at December 31, 2022	1,273	(7,604)	(6,331)
Recognized in net income	101	75	176
Recognized in equity	—	113	113
Business combinations and disposals	78	(268)	(190)
Foreign exchange	6	(704)	(698)
As at December 31, 2023	1,458	(8,388)	(6,930)
Recognized in net income	(95)	126	31
Recognized in equity	—	(1,521)	(1,521)
Business combinations and disposals	215	(429)	(214)
Foreign exchange	(55)	580	525
As at December 31, 2024	$1,523	$(9,632)	$(8,109)

The deferred income tax liabilities include $8,454 million (2023: $6,885 million and 2022: $6,914 million) of liabilities which relate to property, plant and equipment revaluations included in equity.
The unrecognized taxable temporary difference attributable to Brookfield Renewable’s interest in its subsidiaries, branches, associates, and joint ventures is $4,889 million (2023: $5,203 million and 2022: $6,028 million).

13. PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Other(1)	Total
Property, plant and equipment, at fair value
As at December 31, 2022		$31,168	$11,302	$8,239	$242	$50,951
Additions(2)		5	60	394	—	459
Transfer from construction work-in-progress		154	934	851	2	1,941
Acquisitions through business combinations	3	—	3,177	1,980	—	5,157
Disposals		—	—	(30)	(5)	(35)
Items recognized through OCI:
Change in fair value		(466)	367	28	(36)	(107)
Foreign exchange	11	2,435	113	178	9	2,735
Items recognized through net income:
Change in fair value		(7)	(13)	(164)	24	(160)
Depreciation	9	(643)	(716)	(454)	(39)	(1,852)
As at December 31, 2023		32,646	15,224	11,022	197	59,089
Additions, net(2)(3)		4	187	349	—	540
Transfer from construction work-in-progress		139	708	2,869	—	3,716
Acquisitions through business combinations	3	—	2,892	2,052	815	5,759
Disposals(4)	4	(174)	(1,008)	(267)	(39)	(1,488)
Transfer to assets held for sale	5	—	(178)	(327)	(9)	(514)
Items recognized through OCI:
Change in fair value		3,121	1,323	1,059	102	5,605
Foreign exchange	11	(2,164)	(472)	(538)	(22)	(3,196)
Items recognized through net income:
Change in fair value		(47)	(9)	(496)	(31)	(583)
Depreciation	9	(626)	(835)	(532)	(17)	(2,010)
As at December 31, 2024		$32,899	$17,832	$15,191	$996	$66,918
Construction work-in-progress
As at December 31, 2022		$299	$1,132	$1,897	$4	$3,332
Additions		159	1,026	1,509	10	2,704
Transfer to property, plant and equipment		(154)	(934)	(851)	(2)	(1,941)
Acquisitions through business combinations		—	449	346	—	795
Items recognized through OCI:
Change in fair value		—	(60)	80	—	20
Foreign exchange	11	(3)	28	38	—	63
Items recognized through net income:
Change in fair value		(1)	(24)	(32)	—	(57)
As at December 31, 2023		300	1,617	2,987	12	4,916
Additions		155	675	2,685	54	3,569
Transfer to property, plant and equipment		(139)	(708)	(2,869)	—	(3,716)
Acquisitions through business combinations	3	—	374	544	762	1,680
Disposals	5	(1)	—	(90)	(3)	(94)
Items recognized through OCI:
Change in fair value		—	237	193	68	498
Foreign exchange	11	(16)	(59)	(77)	(6)	(158)
Items recognized through net income:
Change in fair value		—	(29)	(109)	—	(138)
As at December 31, 2024		$299	$2,107	$3,264	$887	$6,557
Total property, plant and equipment, at fair value
As at December 31, 2023(5)(6)		$32,946	$16,841	$14,009	$209	$64,005
As at December 31, 2024(5)(6)		$33,198	$19,939	$18,455	$1,883	$73,475
(1)Includes biomass, cogeneration, and battery storage.
(2)Includes adjustments to purchase price allocations. Refer to Note 3 - Acquisitions for more details.
(3)Includes fair value changes to decommissioning assets of $98 million.
(4)Relates to disposal of significant assets. See Note 4 - Disposal of assets for additional details.
(5)Includes right-of-use assets not subject to revaluation of $49 million (2023: $60 million) in hydroelectric, $427 million (2023: $284 million) in wind, $637 million (2023: $385 million) in solar and $3 million (2023: nil) in other.
(6)Includes land not subject to revaluation of $204 million (2023: $222 million) in hydroelectric, $61 million (2023: $20 million) in wind, $167 million (2023: $92 million) in solar, and $2 million (2023: $1 million) in other.

During the year ended December 31, 2024, Brookfield Renewable, together with its institutional partners, completed the acquisitions of the following investments. They are accounted for as asset acquisitions as they do not constitute business combinations under IFRS 3:

Region	Technology	Capacity	Amount recognized in Property, Plant and Equipment	Brookfield Renewable Economic Interest
US	Distributed energy & storage	226 MW	$146 million	20%
US	Distributed energy & storage	159 MW	$96 million	25%
US	Utility-scale solar	123 MW	$93 million	20%
China	Wind	149 MW	CNY 1.3 billion ($185 million)	20%
South Korea	Utility-scale solar	98 MW	KRW 69 billion ($50 million)	Expected 14%
The fair value of Brookfield Renewable’s property, plant and equipment is calculated as described in Notes 1(g) – and 1(r)(i) – Critical estimates – Property, plant and equipment. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(s)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment. Brookfield Renewable has classified its property, plant and equipment under level 3 of the fair value hierarchy.
Discount rates, terminal capitalization rates and terminal years used in the valuation methodology are provided in the following table:

	North America		Colombia		Brazil		Europe
	2024	2023	2024	2023	2024	2023	2024	2023
Discount rate(1)
Contracted	5.1% - 5.8%	5.1% - 5.7%	8.5%	8.7%	9.6%	8.4%	4.9% - 6.6%	4.8%
Uncontracted	6.3% - 7.2%	6.3% - 7.0%	9.8%	10.0%	10.9%	9.7%	4.9% - 6.6%	4.8%
Terminal capitalization rate(2)	4.3% - 5.1%	4.4% - 5.0%	7.3%	8.0%	N/A	N/A	N/A	N/A
Terminal year(3)	2048	2046	2044	2043	2052	2053	2047	2037
(1)Discount rates are not adjusted for asset specific risks.
(2)The terminal capitalization rate applies only to hydroelectric assets in the United States, Canada and Colombia.
(3)For hydroelectric assets, terminal year refers to the valuation date of the terminal value.
The following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment:

	2024
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(1,630)	$(400)	$(90)	$(40)	$(2,160)
25 bps decrease in discount rates	1,780	550	90	40	2,460
5% increase in future energy prices	1,520	560	100	20	2,200
5% decrease in future energy prices	(1,520)	(560)	(100)	(20)	(2,200)
25 bps increase in terminal capitalization rate	(450)	(120)	—	—	(570)
25 bps decrease in terminal capitalization rate	510	130	—	—	640

	2023
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(1,400)	$(340)	$(120)	$(40)	$(1,900)
25 bps decrease in discount rates	1,550	380	130	40	2,100
5% increase in future energy prices	1,350	540	140	—	2,030
5% decrease in future energy prices	(1,340)	(540)	(140)	—	(2,020)
25 bps increase in terminal capitalization rate	(450)	(80)	—	—	(530)
25 bps decrease in terminal capitalization rate	500	90	—	—	590
Terminal values are included in the valuation of hydroelectric assets in the United States, Canada and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of the hydroelectric assets. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2024, including a one-time 30-year renewal for applicable hydroelectric assets, is 30 years (2023: 34 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil at the end of the authorization term.
The following table summarizes the percentage of total generation contracted under power purchase agreements as at December 31, 2024:

	North America	Colombia	Brazil	Europe
1 - 5 years	81%	66%	86%	98%
6 - 10 years	61%	32%	71%	93%
Thereafter	33%	4%	36%	45%
The following table summarizes average power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$63	COP	310,000	R$	310	€91
11 - 20 years	67		398,000	393		93
(1)Assumes nominal prices based on weighted-average generation.

The following table summarizes the estimates of future electricity prices:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$86	COP	494,000	R$	309	€94
11 - 20 years	96		684,000	430		86
(1)Assumes nominal prices based on weighted-average generation.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth between 2028 and 2035. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $131 million (2023: $153 million).

Had Brookfield Renewable’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2024	2023
Hydroelectric	$9,413	$10,582
Wind	16,168	14,071
Solar	16,099	12,508
Other(1)	1,687	179
	$43,367	$37,340
(1)Includes biomass, cogeneration, and battery storage.
14. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings as at December 31 is presented in the following table:

	December 31, 2024				December 31, 2023
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	5.6	5	$240	$240	N/A	5	$—	$—
Commercial paper	5.0	<1	431	431	6.0	<1	183	183
Medium-Term Notes:
Series 4 (C$150)	5.8	12	104	115	5.8	13	113	121
Series 9 (C$400)	3.8	<1	278	278	3.8	1	302	297
Series 10 (C$500)	3.6	2	348	349	3.6	3	377	366
Series 11 (C$475)	4.3	4	330	336	4.3	5	358	353
Series 12 (C$475)	3.4	5	330	324	3.4	6	358	335
Series 13 (C$300)	4.3	25	209	186	4.3	26	226	201
Series 14 (C$425)	3.3	26	296	222	3.3	27	321	240
Series 15 (C$400)(1)	5.9	8	278	307	5.9	9	303	324
Series 16 (C$400)	5.3	9	278	297	5.3	10	302	311
Series 17 (C$500)	5.3	29	348	361	—	—	—	—
Series 18 (C$300)	5.0	10	209	216	—	—	—	—
	4.4	12	3,008	2,991	4.3	10	2,660	2,548
Hybrid Note:
Fixed to fixed subordinated (C$200)	5.5	30	139	139	—	—	—	—
Total corporate borrowings			3,818	$3,801			2,843	$2,731
Add: Unamortized premiums(2)			2				2
Less: Unamortized financing fees(2)			(18)				(12)
Less: Current portion			(709)				(183)
			$3,093				$2,650
(1) Includes $7 million (2023: $8 million) outstanding to Brookfield Wealth Solutions. Refer to Note 29 - Related party transactions for more details.
(2) Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

The following table outlines the change in the unamortized financing fees of corporate borrowings for the year ended December 31:

(MILLIONS)	2024	2023
Corporate borrowings
Unamortized financing fees, beginning of year	$(12)	$(10)
Additional financing fees	(7)	(3)
Amortization of financing fees	1	1
Unamortized financing fees, end of year	$(18)	$(12)
Credit facilities and commercial paper
Brookfield Renewable had $431 million commercial paper outstanding as at December 31, 2024 (2023: $183 million).
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 28 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of corporate credit facilities as at December 31:

(MILLIONS)	2024	2023
Authorized corporate credit facilities and related party credit facilities(1)	$2,450	$2,375
Draws on corporate credit facilities(1)(2)	(240)	(165)
Authorized letter of credit facility	500	500
Issued letters of credit	(335)	(307)
Available portion of corporate credit facilities	$2,375	$2,403
(1)Amounts are guaranteed by Brookfield Renewable.
(2)Includes nil (2023: $165 million) in letters of credit issued against Brookfield Renewable’s corporate credit facilities.
Medium-term notes and Hybrid notes
Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Canadian Finco”) (Note 31 – Subsidiary Public Issuers). Canadian Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Canadian Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
During the year, Brookfield Renewable issued C$500 million of Series 17 medium-term notes. The medium-term notes have a fixed interest rate of 5.32% and a maturity date of January 10, 2054. The Series 17 medium-term notes are corporate-level green bonds.
During the third quarter of 2024, Brookfield Renewable issued C$300 million of Series 18 medium-term notes. The medium-term notes have a fixed interest rate of 4.96% and a maturity date of October 20, 2034. The Series 18 medium-term notes are corporate-level green bonds.
During the fourth quarter of 2024, Brookfield Renewable issued C$200 million of fixed-to-fixed reset rate subordinated hybrid notes. The hybrid notes have an interest rate of 5.45% and reset every five years starting on March 12, 2030 with a maturity date of March 12, 2055. The hybrid notes are corporate-level green bonds.

Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rates indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Overnight Repo Rate Average (“CORRA”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (“IPC”), Colombia inflation rate, plus a margin. Non-recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (“MCLR”). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China (“PBOC”). Non-recourse borrowings in Australia consist of both fixed and floating interest rates indexed to the Bank Bill Swap Bid Rate (“BBSY”).
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms for the replacement of the Canadian Dollar Offered Rate (“CDOR”) with CORRA referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption did not have a significant impact on Brookfield Renewable’s financial reporting
As at December 31, 2024, Brookfield Renewable’s floating rate borrowings have not been materially impacted by CORRA reforms.
The composition of non-recourse borrowings as at December 31 is presented in the following table:

	December 31, 2024				December 31, 2023
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Weighted-average interest rate (%)	Term (years)	Carrying value	Estimated fair value	Weighted-average interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)
Hydroelectric	7.0	8	$9,484	$9,363	7.8	9	$9,468	$9,292
Wind	5.9	9	10,228	10,224	6.1	9	6,866	6,922
Utility-scale solar	6.3	11	7,275	7,250	6.2	12	5,868	5,879
Distributed energy & storage(3)	5.8	4	3,722	3,630	6.2	6	3,035	2,963
Sustainable solutions	6.5	1	195	195	7.0	1	1,783	1,783
Total	6.3	9	30,904	$30,662	6.8	9	27,020	$26,839
Add: Unamortized premiums and discounts(4)			(145)				(11)
Less: Unamortized financing fees(4)			(171)				(140)
Less: Current portion			(5,005)				(4,752)
			$25,583				$22,117
(1)Includes $1,494 million (2023: $2,626 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $65 million (2023: $101 million) outstanding to an associate of Brookfield. Refer to Note 29 - Related party transactions for more details.
(3)Includes adjustments to purchase price allocations. Refer to Note 3 - Acquisitions for more details.
(4)Unamortized premiums, discounts, and financing fees are amortized over the terms of the borrowing.

Future repayments of Brookfield Renewable’s non-recourse borrowings for each of the next five years and thereafter are as follows:

(MILLIONS)	2025	2026	2027	2028	2029	Thereafter	Total
Non-recourse borrowings
Hydroelectric	$918	$1,668	$579	$547	$1,634	$4,138	$9,484
Wind	1,898	1,003	1,048	880	1,110	4,289	10,228
Utility-scale solar	839	692	478	1,046	530	3,690	7,275
Distributed energy & storage	1,155	922	159	240	461	785	3,722
Sustainable solutions	195	—	—	—	—	—	195
	$5,005	$4,285	$2,264	$2,713	$3,735	$12,902	$30,904
The following table outlines the change in the unamortized financing fees of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2024	2023
Non-recourse borrowings
Unamortized financing fees, beginning of year	$(140)	$(124)
Additional financing fees	(93)	(50)
Amortization of financing fees	52	25
Foreign exchange translation and other	10	9
Unamortized financing fees, end of year	$(171)	$(140)
The following table outlines the change in the unamortized premiums of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2024	2023
Non-recourse borrowings
Unamortized premiums and discounts, beginning of year	$(11)	$105
Additional premiums and discounts	(124)	(90)
Amortization of premiums and discounts	(3)	(14)
Foreign exchange translation and other	(7)	(12)
Unamortized premiums and discounts, end of year	$(145)	$(11)

Supplemental Information
The following table outlines changes in Brookfield Renewable’s borrowings for the year ended December 31:

(MILLIONS)	January 1	Net cash flows from financing activities(1)	Non-cash
			Acquisition	Disposal	Transfer to liabilities directly associated with assets held for sale	Other(2)(3)(4)	December 31
2024
Corporate borrowings	$2,833	1,213	—	—	—	(244)	$3,802
Non-recourse borrowings	$26,869	1,179	4,737	(626)	(634)	(937)	$30,588
2023
Corporate borrowings	$2,548	228	—	—	—	57	$2,833
Non-recourse borrowings	$22,302	2,279	2,073	(164)	—	379	$26,869
(1)Excludes $807 million (2023: $307 million) of net cash flow from financing activities related to tax equity recorded on the consolidated statements of cash flows.
(2)Includes foreign exchange and amortization of unamortized premium and financing fees.
(3)Includes $52 million (2023: $103 million) of non-recourse borrowings acquired through asset acquisitions.
(4)Includes adjustments to purchase price allocations. Refer to Note 3 - Acquisitions for more details.
15. NON-CONTROLLING INTERESTS
Brookfield Renewable’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2024	2023
Participating non-controlling interests – in operating subsidiaries	$26,168	$18,863
General partnership interest in a holding subsidiary held by Brookfield	50	55
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,457	2,684
BEPC exchangeable shares and class A.2 exchangeable shares	2,269	2,479
Preferred equity	537	583
Perpetual subordinated notes	737	592
	$32,218	$25,256

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Interests held by third parties	As at December 31, 2023	Net income (loss)	Other comprehensive income (loss)	Capital contributions	Return of capital	Disposals	Distributions(1)	Acquisitions through business combinations	Other	As at December 31, 2024
Brookfield Americas Infrastructure Fund	78%	$75	$22	$(1)	$—	$(21)	$—	$(31)	$—	$—	$44
Brookfield Infrastructure Fund II	43%-60%	2,463	(9)	(323)	—	(68)	—	(54)	—	2	2,011
Brookfield Infrastructure Fund III	23%-71%	3,214	99	272	1	—	—	(107)	—	(23)	3,456
Brookfield Infrastructure Fund IV	38% - 75%	2,411	33	(93)	75	(13)	—	(299)	—	(8)	2,106
Brookfield Infrastructure Fund V	72%	917	52	1,120	53	(153)	—	(32)	—	(2)	1,955
Brookfield Global Transition Fund I	77% - 80%	3,682	22	394	1,217	(61)	—	(19)	—	77	5,312
Brookfield Global Transition Fund II	57% - 80%	296	—	12	3	—	—	(68)	—	86	329
Neoen institutional partners	3%-14%	—	(8)	—	609	—	—	—	—	—	601
Canadian Hydroelectric Portfolio	50%	1,288	14	(43)	—	—	—	(38)	—	(2)	1,219
The Catalyst Group	25%	122	12	(3)	—	—	—	(6)	—	—	125
Isagen institutional partners	53%	2,704	100	801	—	—	—	(158)	—	—	3,447
Isagen public non-controlling interests	0.3%	18	1	5	—	—	—	(1)	—	(1)	22
Other	0.3% - 71%	1,673	15	410	521	(1)	(38)	(78)	3,056	(17)	5,541
Total		$18,863	$353	$2,551	$2,479	$(317)	$(38)	$(891)	$3,056	$112	$26,168
(1)Distributions paid during the year ended December 31, 2024, totaled $891 million.
As of December 31, 2024, 47% of Neoen's ownership interest is not held by Brookfield Renewable and its institutional partners and was recorded as non-controlling interest at its implied fair value equivalent to the amount paid for the initial 53% controlling stake. In accordance with IFRS 10, Consolidated Financial Statements, Brookfield Renewable will account for any incremental purchase of the outstanding ownership interest in Neoen as an equity transaction related to the acquisition of non-controlling interest, separate from the initial 53% controlling interest. Refer to Note 3 - Acquisitions and 32 - Subsequent events for more details.

(MILLIONS)	Interests held by third parties	As at December 31, 2022	Net income (loss)	Other comprehensive income (loss)	Capital contributions	Return of capital	Disposals	Distributions(1)	Acquisitions through business combinations	Other	As at December 31, 2023
Brookfield Americas Infrastructure Fund	75%-78%	$477	$27	$(43)	$—	$—	$(388)	$(25)	$—	$27	$75
Brookfield Infrastructure Fund II	43%-60%	2,617	64	(96)	—	—	—	(123)	—	1	2,463
Brookfield Infrastructure Fund III	69%-71%	3,490	108	356	1	—	(32)	(695)	—	(14)	3,214
Brookfield Infrastructure Fund IV	75%	2,134	43	235	162	—	—	(172)	—	9	2,411
Brookfield Infrastructure Fund V	71%	—	291	—	410	(140)	—	—	—	356	917
Brookfield Global Transition Fund I	77% - 80%	1,461	20	294	2,045	—	(26)	(81)	—	(31)	3,682
Brookfield Global Transition Fund II	50% - 51%	—	1	(3)	298	—	—	—	—	—	296
Canadian Hydroelectric Portfolio	50%	1,148	15	2	—	—	—	(42)	—	165	1,288
The Catalyst Group	25%	115	7	3	—	—	—	(3)	—	—	122
Isagen institutional partners	77%	2,159	98	603	—	—	—	(156)	—	—	2,704
Isagen public non-controlling interests	0.3%	14	1	4	—	—	—	(1)	—	—	18
Other	0.3% - 72%	1,140	(56)	9	77	—	(3)	(130)	414	222	1,673
Total		$14,755	$619	$1,364	$2,993	$(140)	$(449)	$(1,428)	$414	$735	$18,863
(1)Distributions paid during the year ended December 31, 2023, totaled $870 million.

(MILLIONS)	Interests held by third parties	As at December 31, 2021	Net income (loss)	Other comprehensive income (loss)	Capital contributions	Disposals	Distributions(1)	Other	As at December 31, 2022
Brookfield Americas Infrastructure Fund	75%-78%	$685	$19	$(103)	$—	$(54)	$(71)	$1	$477
Brookfield Infrastructure Fund II	43%-60%	2,253	(31)	449	4	—	(59)	1	2,617
Brookfield Infrastructure Fund III	23%-71%	3,618	144	212	—	(21)	(460)	(3)	3,490
Brookfield Infrastructure Fund IV	75%	1,410	16	425	301	—	(3)	(15)	2,134
Brookfield Global Transition Fund I	77% - 80%	—	(50)	9	1,484	—	(14)	32	1,461
Canadian Hydroelectric Portfolio	50%	974	20	187	—	—	(37)	4	1,148
The Catalyst Group	25%	132	11	(19)	—	—	(9)	—	115
Isagen institutional partners	53%	2,442	179	67	—	—	(524)	(5)	2,159
Isagen public non-controlling interests	0.3%	13	1	1	—	—	(1)	—	14
Other	0.3% - 71%	776	25	20	342	—	(97)	74	1,140
Total		$12,303	$334	$1,248	$2,131	$(75)	$(1,275)	$89	$14,755
(1)Distributions paid during the year ended December 31, 2022, totaled $1,275 million.

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

			For the year ended December 31, 2024				For the year ended December 31, 2023				For the year ended December 31, 2022
(MILLIONS)	Interests held by third parties	Place of business	Revenue	Net income (loss)	Total comprehensive income (loss)	Net income (loss) allocated to non-controlling interests	Revenue	Net income (loss)	Total comprehensive income (loss)	Net income (loss) allocated to non-controlling interests	Revenue	Net income (loss)	Total comprehensive income (loss)	Net income (loss) allocated to non-controlling interests
Brookfield Americas Infrastructure Fund	78%	United States	$8	$30	$32	$22	$56	$34	$(19)	$27	$120	$25	$(106)	$19
Brookfield Infrastructure Fund II	43%-60%	United States, Brazil, Europe	317	(16)	(620)	(9)	339	118	(70)	64	324	(66)	732	(31)
Brookfield Infrastructure Fund III(1)	69%-71%	United States, Brazil, Europe, India, China	176	5	(80)	4	192	79	306	56	213	44	183	31
Brookfield Infrastructure Fund IV	38%-75%	United States, Brazil, India, China	585	44	(119)	33	533	46	362	43	451	14	586	16
Brookfield Infrastructure Fund V	72%	United States	188	85	1,650	63	45	411	411	291	—	—	—	—
Brookfield Global Transition Fund I	77% - 80%	North America, Europe, India, China, Australia	180	(85)	406	22	145	26	409	20	54	(66)	(51)	(50)
Brookfield Global Transition Fund II	57% - 80%	United Kingdom, India, South Korea	9	(11)	(9)	(8)	—	(1)	(1)	—	—	—	—	—
Neoen	93%	Europe, Australia, North America, South America	—	(17)	(39)	(10)	—	—	—	—	—	—	—	—
Canadian Hydroelectric Portfolio	50%	Canada	123	30	(59)	16	130	31	28	16	116	40	403	20
The Catalyst Group	25%	United States	129	49	37	12	102	27	40	7	131	44	(32)	11
Isagen (2)	77%	Colombia	1,489	191	1,712	148	1,285	186	1,331	144	1,135	340	467	257
TerraForm Power(3)	42%	North America, South America, Europe	1,199	131	48	45	1,213	(27)	(93)	(43)	1,324	94	301	31
OnPath(4)	3%-65.6%	United Kingdom	97	10	31	5	13	2	(4)	1	—	—	—	—
Other	0.3%-71%	North America, South America, China, India	683	86	971	10	230	(19)	(172)	(7)	170	45	132	30
Total			$5,183	$532	$3,961	$353	$4,283	$913	$2,528	$619	$4,038	$514	$2,615	$334
(1)Excludes information relating to Isagen and TerraForm Power which are presented separately.
(2)The total third party ownership interest in Isagen as of December 31, 2024 was 77.4% and comprised of Brookfield Infrastructure Fund III: 23.0%, Brookfield Global Infrastructure Income Fund: 1.5%, Isagen Institutional investors: 52.6% and other non-controlling interests: 0.3%.
(3)The total third party interest in Terraform Power as of December 31, 2024 was 41.7% and comprised of Brookfield Infrastructure Fund III: 34.9% and Brookfield Global Infrastructure Income Fund: 6.8%.
(4)The total third party interest in OnPath as of December 31, 2024 was 65.6% and comprised of Brookfield Global Transition Fund II: 62.6% and Brookfield Global Infrastructure Income Fund: 3.0%.

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

(MILLIONS)			As at December 31, 2024:					As at December 31, 2023:
	Interests held by third parties	Place of business	Property, plant and equipment, at fair value	Total assets	Total borrowings	Total liabilities	Carrying value of non-controlling interests	Property, plant and equipment, at fair value	Total assets	Total borrowings	Total liabilities	Carrying value of non-controlling interests
Brookfield Americas Infrastructure Fund	78%	United States	$65	$140	$12	$15	$44	$106	$112	$12	$18	$75
Brookfield Infrastructure Fund II	43%-60%	United States, Brazil, Europe	4,944	5,100	1,306	1,476	2,011	5,878	6,055	1,320	1,609	2,463
Brookfield Infrastructure Fund III(1)	69%-71%	United States, Brazil, Europe, India, China	2,586	3,637	913	1,357	1,621	2,919	3,662	1,159	1,249	1,713
Brookfield Infrastructure Fund IV	38%-75%	United States, Brazil, India, China	6,817	8,336	3,585	5,141	2,106	7,293	8,396	3,704	5,117	2,411
Brookfield Infrastructure Fund V	72%	United States	3,917	4,148	599	2,118	1,955	2,357	2,538	462	1,611	917
Brookfield Global Transition Fund I	77% - 80%	North America, Europe, India, China, Australia	7,253	11,272	2,659	6,138	5,312	4,700	9,535	1,169	5,424	3,682
Brookfield Global Transition Fund II	57% - 80%	United Kingdom, India	125	176	80	222	(9)	7	9	—	10	—
Neoen	93%	Europe, Australia, North America, South America	7,135	14,186	4,579	10,611	3,583	—	—	—	—	—
Canadian Hydroelectric Portfolio	50%	Canada	2,346	2,589	130	171	1,263	2,463	2,747	144	192	1,332
The Catalyst Group	25%	United States	996	1,007	394	406	125	1,024	1,036	439	447	122
Isagen (2)	77%	Colombia	12,431	13,958	3,251	7,443	5,041	10,585	11,601	3,000	6,498	3,948
TerraForm Power(3)	42%	North America, South America, Europe	7,933	8,731	5,006	7,281	862	9,718	10,528	6,056	9,106	847
OnPath(4)	3%-65.6%	United Kingdom	645	975	270	466	342	992	1,261	295	630	335
Other	0.3%-71%	North America, South America, China, India	4,978	7,605	2,099	3,339	1,912	4,294	5,429	2,036	2,845	1,018
Total			$62,171	$81,860	$24,883	$46,184	$26,168	$52,336	$62,909	$19,796	$34,756	$18,863
(1)Excludes information relating to Isagen and TerraForm Power which are presented separately.
(2)The total third party ownership interest in Isagen as of December 31, 2024 was 77.4% and comprised of Brookfield Infrastructure Fund III: 23.0%, Brookfield Global Infrastructure Income Fund: 1.5%, Isagen Institutional investors: 52.6% and other non-controlling interests: 0.3%.
(3)The total third party interest in Terraform Power as of December 31, 2024 was 41.7% and comprised of Brookfield Infrastructure Fund III: 34.9% and Brookfield Global Infrastructure Income Fund: 6.8%.
(4)The total third party interest in OnPath as of December 31, 2024 was 65.6% and comprised of Brookfield Global Transition Fund II: 62.6% and Brookfield Global Infrastructure Income Fund: 3.0%.

General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield Holders
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $128 million were declared during the year ended December 31, 2024 (2023: $111 million).
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield, the BEPC exchangeable shares and class A.2 exchangeable shares are held 25% by Brookfield Holders, with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable, or in the case of class A.2 exchangeable shares, BEPC exchangeable shares or LP units, at the election of Brookfield, rather than cash, on a one-for-one basis, the Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. Refer to Note 29 - Related party transactions for more details.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the year ended December 31, 2024, exchangeable shareholders of BEPC exchanged 10,675 (December 31, 2023: 8,465) BEPC exchangeable shares for an equivalent number of LP units amounting to less than $1 million (December 31, 2023: less than $1 million). No Redeemable/Exchangeable partnership units or class A.2 exchangeable shares have been redeemed.
The Redeemable/Exchangeable partnership units issued by BRELP, the BEPC exchangeable shares issued by BEPC and the class A.2 exchangeable shares issued by BRHC have the same economic attributes in all respects to the LP units issued by Brookfield Renewable, except for the redemption rights described above. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and the GP interest, excluding incentive distributions, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.
As at December 31, 2024, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares on a combined basis and units of GP interest outstanding were 194,487,939 units (December 31, 2023: 194,487,939 units), 179,640,851 (December 31, 2023: 179,651,526), and 3,977,260 units (December 31, 2023: 3,977,260 units), respectively.
In December 2024, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,255,578 LP units and 8,982,042 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2025, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the year ended December 31, 2024, there were 2,279,654 LP units (2023: 1,856,044 units) repurchased and cancelled at a total cost of $52 million (2023: $43 million). During the year ended December 31, 2024 and 2023, there were no BEPC exchangeable shares repurchased.

The composition of the distributions are presented in the following table:

(MILLIONS)	2024	2023	2022
General partnership interest in a holding subsidiary held by Brookfield	$6	$5	$6
Incentive distribution	128	111	94
	134	116	100
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	277	265	250
BEPC exchangeable shares and class A.2 exchangeable shares held by
Brookfield Holders	64	61	58
External shareholders	192	180	162
Total BEPC exchangeable shares and class A.2 exchangeable shares	256	241	220
	$667	$622	$570
The following table summarizes certain financial information regarding General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and Class A exchangeable shares and Class A.2 exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield Holders:

(MILLIONS)	2024	2023	2022
For the year ended December 31:
Revenue	$5,876	$5,038	$4,711
Net (loss) income	(9)	616	138
Comprehensive income	3,348	2,036	2,628
Net income (loss) allocated to(1):
General partnership interest in a holding subsidiary held by Brookfield	125	111	92
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(174)	(63)	(117)
BEPC exchangeable shares and class A.2 exchangeable shares	(160)	(57)	(104)
As at December 31:
Property, plant and equipment, at fair value	$73,475	$64,005
Total assets	94,809	76,128
Total borrowings	34,390	29,702
Total liabilities	58,353	46,149
Carrying value of (2):
General partnership interest in a holding subsidiary held by Brookfield	50	55
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,457	2,684
(1)Allocated based on weighted-average GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable and class A.2 exchangeable shares and LP units of 4.0 million, 194.5 million, 179.6 million and 285.5 million, respectively (2023: 4.0 million, 194.5 million, 176.3 million and 282.4 million, respectively and 2022: 4.0 million, 194.5 million, 172.2 million and 275.2 million, respectively).
(2)Allocated based on outstanding GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable and class A.2 exchangeable shares and LP units of 4.0 million, 194.5 million, 179.6 million and 285.2 million, respectively (2023: 4.0 million, 194.5 million, 179.7 million and 287.2 million, respectively).

Preferred equity
Brookfield Renewable’s preferred equity as at December 31 consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

	Shares outstanding	Cumulative dividend rate (%)	Earliest permitted redemption date	Dividends declared for the year ended December 31		Carrying value as at
(MILLIONS, EXCEPT AS NOTED)				2024	2023	December 31, 2024	December 31, 2023
Series 1 (C$136)	6.85	3.1	April 2025	$4	$4	$119	$129
Series 2 (C$113)(1)	3.11	6.6	April 2025	4	4	54	58
Series 3 (C$249)	9.96	6.5	July 2024	10	8	172	187
Series 5 (C$103)	4.11	5.0	April 2018	4	4	71	77
Series 6 (C$175)	7.00	5.0	July 2018	6	7	121	132
	31.03			$28	$27	$537	$583
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.

During the third quarter of 2024, Brookfield Renewable declared the fixed quarterly distributions on the Class A Preference Series 3 Shares during the five years commencing August 1, 2024 will be paid at an annual rate of 6.519%.
Distributions paid during the year ended December 31, 2024, totaled $28 million (2023: $27 million and 2022: $26 million).
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2024, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
In December 2024, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 17, 2025, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during 2024 or 2023 in connection with the normal course issuer bid.
Perpetual subordinated notes
Brookfield Renewable’s perpetual subordinated notes consists:

(MILLIONS EXCEPT AS NOTED)	Notes outstanding	Interest rate (%)	Earliest permitted redemption date	Interest expense for the year ended December 31		Carrying value as at
Issuance date				2024	2023	December 31, 2024	December 31, 2023
April 2021	14.0	4.63	April 2026	$16	$16	$340	$340
December 2021	10.4	4.88	December 2026	13	13	252	252
March 2024	6.0	7.25	March 2029	8	—	145	—
	30.4			$37	$29	$737	$592
Distributions paid during the year ended December 31, 2024, totaled $37 million (2023: $29 million and 2022: $27 million).
During the first quarter of 2024, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $150 million of perpetual subordinated notes at a fixed rate of 7.25%.

16. PREFERRED LIMITED PARTNERS’ EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the year ended December 31		Carrying value as at
				2024	2023	December 31, 2024	December 31, 2023
Series 7 (C$175)	7.00	5.50	January 2026	7	7	128	128
Series 13 (C$250)	10.00	6.05	April 2028	10	9	196	196
Series 15 (C$175)	—	5.75	April 2024	2	7	—	126
Series 17 ($200)	8.00	5.25	March 2025	11	11	195	195
Series 18 (C$150)	6.00	5.50	April 2027	7	7	115	115
	31.00			$37	$41	$634	$760
Distributions paid during the year ended December 31, 2024, totaled $37 million (2023: $41 million and 2022: $44 million).
In the second quarter of 2024, Brookfield Renewable redeemed all of the outstanding units of Series 15 Preferred Limited Partnership units for C$175 million.
Class A Preferred LP Units - Normal Course Issuer Bid
In December 2024, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2025, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No units were repurchased during 2024 or 2023.
17. LIMITED PARTNERS’ EQUITY
Limited partners’ equity
As at December 31, 2024, 285,180,371 LP units were outstanding (2023: 287,164,340 LP units) including 74,339,049 LP units (2023: 74,339,049 LP units) held by Brookfield Holders. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.f the proceeds from the offering of LP units.
During the year ended December 31, 2024, 285,010 LP units (2023: 304,899 LP units) were issued under the distribution reinvestment plan at a total value of $7 million (2023: $8 million).
During the year ended December 31, 2024, exchangeable shareholders of BEPC exchanged 10,675 BEPC exchangeable shares (2023: 8,465 shares) for an equivalent number of LP units amounting to less than $1 million (2023: less than $1 million).
As at December 31, 2024, Brookfield Holders held a direct and indirect interest of approximately 48% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 313,640,823 LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares, the remaining is held by public investors.
On an unexchanged basis, Brookfield Holders holds a 26% direct limited partnership interest in Brookfield Renewable, a 41% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a direct 1% GP interest in BRELP and a 25% direct interest in the BEPC exchangeable shares and class A.2 exchangeable shares of BEPC as at December 31, 2024.

In December 2024, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,255,578 LP units and 8,982,042 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2025, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the year ended December 31, 2024, there were 2,279,654 LP units (2023: 1,856,044 units) repurchased and cancelled at a total cost of $52 million (2023: $43 million). During the year ended December 31, 2024, Brookfield Corporation purchased nil LP units (2023: 441,363 units). There were no BEPC exchangeable shares repurchased during the years ended December 31, 2024 or 2023.
Distributions
The composition of the distributions are presented in the following table:

(MILLIONS)	2024	2023
Brookfield Holders	$105	$97
External LP unitholders	301	286
	$406	$383
In January 2025, distributions to unitholders were increased to $1.492 per LP unit on an annualized basis, an increase of $0.07 per LP unit, which will take effect on the distribution payable in March 2025.
Distributions paid during the year ended December 31, 2024, totaled $395 million (2023: $370 million and 2022: $345 million).
18. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2022		$1,526
Acquisitions through business combinations	3	340
Disposal	4	(18)
Adjustments to purchase equation	3	(54)
Foreign exchange and other		150
Balance, as at December 31, 2023		1,944
Adjustments to purchase equation	3	118
Acquisitions through business combinations	3	3,556
Disposal	4	(63)
Foreign exchange and other		(121)
Balance, as at December 31, 2024		$5,434

Goodwill is allocated to the following CGUs or group of CGUs:

(MILLIONS)	2024	2023
Value-in-use method
Europe Utility-scale Solar(1)(3)	$1,111	$78
Europe Wind(1)(3)	538	38
Europe Storage(1)(3)	473	111
U.S. Utility-scale Solar	307	307
U.S. Distributed Generation(2)	351	350
U.S Wind	9	9
Chile Distributed Generation	16	16
Latin America Solar(3)	241	—
Latin America Storage(3)	70	—
APAC Wind(3)(4)	1,030	86
APAC Solar(3)(4)	193	77
APAC Storage(3)	377	—
APAC Distributed Generation(4)	26	18
	4,742	1,090
Fair value less costs of disposal
Europe Wind	—	47
Europe Utility-scale Solar	82	103
	82	150
Colombia Hydroelectric(5)	610	704
	$5,434	$1,944
(1)Includes $40 million (2023: $10 million) in solar, $73 million (2023: $38 million) in wind, and $139 million (2023: $111 million) in storage of goodwill related to a leading independent U.K. renewables developer with 260 MW onshore wind assets, 800 MW near-term development and another 3 GW of later stage projects acquired in 2023, and $64 million (2023: $68 million) of goodwill related to a 1.7 GW portfolio of utility-scale solar development assets in Germany acquired in 2022.
(2)Includes $115 million (2023: $115 million) of goodwill related to 360 MW of operating and 700 MW of development business acquired in 2021, $236 million (2023: $235 million) related to the acquisition of an integrated distributed generation developer with approximately 500 MW of contracted operating and under construction assets and an 1.8 GW of development pipeline in the United States acquired in 2022.
(3)Includes $1,386 million (2023: nil) in wind, $1,338 million (2023: nil) in solar, and $781 million (2023: nil) in battery storage of goodwill related to Neoen, a leading global renewables developer headquartered in France with 8 GW of operating and in construction renewable power and energy storage assets, as well as a 20 GW development pipeline acquired in 2024.
(4)Includes $100 million (2023: $86 million) in wind, $80 million (2023: $77 million) in solar, and $22 million (2023: $18 million) in distributed generation of goodwill related to a leading renewables developer with 4.5 GW of operating and under construction renewable power and energy storage assets acquired in 2023. Includes $9 million (2023: nil) of wind and $14 million (2023: nil) of solar related to a renewable energy developer in India with 524 MW of operating and 2.5 GW of under construction projects acquired in 2024. Includes $3 million (2023: nil) related to a 341 MW of operating and 2.2 GW of under construction distributed generation assets in South Korea acquired in 2024.
(5)Goodwill related to the Colombia hydroelectric segment was created as a result of recording the deferred tax liabilities assumed in the purchase price allocations of business combinations. The deferred tax liabilities are measured in accordance with IAS 12 in the purchase price allocations rather than at fair value. As a result, the goodwill recorded does not represent ‘core’ goodwill, but rather goodwill created as a result of accounting concepts or ‘non-core’ goodwill in order to avoid an immediate impairment of this ‘non-core’ goodwill.
As at December 31, 2024, Brookfield Renewable performed an impairment test at the level that goodwill is monitored by management. Brookfield Renewable did not identify any impairments of goodwill. In performing this impairment test, management removed the ‘non-core’ goodwill that continued to be supported by the existence of the original deferred tax liability that gave rise to the goodwill from the carrying value of the applicable assets.
For the remaining goodwill balance, goodwill is determined by cash flow or fair value less costs of disposal models where by the fair value measurement is classified as Level 3. The key inputs in determining the fair value of each cash generating unit under the value in use model are the utilization of discount rates ranging from 10% to 14%, terminal capitalization rate of 3x to 5x, discrete cash flow periods from 2 to 7 years, forecasted development MWs per annum, and future leverage assumptions for the platforms.

19. CAPITAL MANAGEMENT
Brookfield Renewable’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions to its LP unitholders. Brookfield Renewable’s capital is monitored through the debt-to-total capitalization ratio on a corporate and consolidated basis. As at December 31, 2024 these ratios were 15% and 40%, respectively (2023: 12% and 40%, respectively).
Brookfield Renewable has provided covenants to certain of its lenders for its corporate borrowings and credit facilities. The covenants require Brookfield Renewable to meet minimum debt-to-capitalization ratios. Subsidiaries of Brookfield Renewable have provided covenants to certain of their lenders for their non-recourse borrowings. These covenants vary from one credit agreement to another and include ratios that address debt-service coverage. Certain lenders have also put in place requirements that oblige Brookfield Renewable and its subsidiaries to maintain debt and capital expenditure reserve accounts. The consequences to the subsidiaries as a result of failure to comply with their covenants could include a limitation of distributions from the subsidiaries to Brookfield Renewable, as well as repayment of outstanding debt. Brookfield Renewable is dependent on the distributions made by its subsidiaries to service its debt.
Brookfield Renewable’s strategy during 2024, which was unchanged from 2023, was to maintain the measures set out in the following schedule as at December 31:

	Corporate		Consolidated
(MILLIONS)	2024	2023	2024	2023
Corporate credit facility(1)	$240	$—	$240	$—
Commercial paper(1)	431	183	431	183
Debt
Medium-term notes(2)	3,008	2,660	3,008	2,660
Hybrid note(2)	139	—	139	—
Non-recourse borrowings(3)	—	—	30,904	27,020
	3,147	2,660	34,051	29,680
Deferred income tax liabilities, net(4)	—	—	8,109	6,930
Equity
Non-controlling interest	—	—	26,168	18,863
Preferred equity	537	583	537	583
Perpetual subordinated notes	737	592	737	592
Preferred limited partners’ equity	634	760	634	760
Unitholders’ equity	8,380	9,181	8,380	9,181
Total capitalization	$13,435	$13,776	$78,616	$66,589
Debt-to-total capitalization	23%	19%	43%	45%
Debt-to-total capitalization (market value)(5)	15%	12%	40%	40%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt-to-total capitalization ratios as they are not a permanent source of capital.
(2)Medium-term and Hybrid notes are unsecured and guaranteed by Brookfield Renewable and excludes $16 million (2023: $10 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $1,494 million (2023: $2,626 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $171 million (2023: $140 million) of deferred financing fees and $145 million (2023: $11 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

20. EQUITY-ACCOUNTED INVESTMENTS
The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

(MILLIONS)	2024	2023	2022
Balance, beginning of year	$2,546	$1,392	$1,107
Acquisitions through business combinations	—	44	—
Investment(1)(2)(3)(4)(5)	389	700	373
Return of capital	(5)	—	(3)
Share of net (loss) income	(88)	186	96
Share of other comprehensive income (loss)	443	162	(65)
Dividends received	(90)	(58)	(89)
Change in basis of accounting	—	105	—
Transfer to assets held for sale	(421)	—	—
Foreign exchange translation and other	(34)	15	(27)
Balance, end of year	$2,740	$2,546	$1,392
(1)Includes the investment in a U.K. offshore wind portfolio. Refer to Note 3 - Acquisitions for more details.
(2)Includes the investment in a U.S. eFuels producer. Refer to Note 3 - Acquisitions for more details.
(3)Includes the investment in a China wind portfolio through a joint venture. Refer to Note 3 - Acquisitions for more details.
(4)Includes Brookfield Renewable’s incremental investment in Westinghouse. Refer to Note 3 - Acquisitions for more details.
(5)Includes additional subscription for shares in our Spanish distributed generation business. Refer to Note 3 - Acquisitions for more details.
The following table presents the ownership interests and carrying values of Brookfield Renewable’s investments in associates and joint ventures, all of which are accounted for using the equity method:

	Ownership Interest		Carrying Value
	2024	2023	2024	2023
Hydroelectric	22%-50%	14%-50%	$349	$225
Wind	25%-50%	25%-50%	476	159
Utility-scale solar	25%-65%	25%-65%	320	304
Distributed energy & storage	50%-67%	25%-50%	680	1,049
Sustainable solutions	4%-67%	4%-49%	915	809
			$2,740	$2,546
The following table presents total assets, as well as total liabilities of Brookfield Renewable’s investments in associates and joint ventures:

	Total Assets		Total Liabilities
	2024	2023	2024	2023
Hydroelectric	$2,063	$1,221	$698	$422
Wind	4,151	1,019	2,573	383
Utility-scale solar	3,732	2,884	1,937	1,160
Distributed energy & storage	2,776	5,010	1,460	2,109
Sustainable solutions	8,105	7,757	1,830	1,564
	$20,827	$17,891	$8,498	$5,638

The following table presents total revenues, net income (loss) and other comprehensive income (loss) (“OCI”) of Brookfield Renewable’s investments in associates and joint ventures:

(MILLIONS)	2024			2023			2022
	Revenues	Net income (loss)	OCI	Revenues	Net income (loss)	OCI	Revenues	Net income (loss)	OCI
Hydroelectric	$115	$49	$849	$105	$74	$(14)	$18	$69	$(73)
Wind	56	(11)	35	—	3	21	—	68	42
Utility-scale solar	52	(152)	200	28	478	63	—	(24)	2
Distributed energy & Storage	461	(47)	98	604	210	373	582	240	(54)
Sustainable solutions	1,020	(205)	109	1,016	46	62	363	11	—
	$1,704	$(366)	$1,291	$1,753	$811	$505	$963	$364	$(83)
21. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2024	2023
Cash	$2,682	$821
Cash subject to restriction	307	251
Short-term deposits	146	69
	$3,135	$1,141

22. RESTRICTED CASH
Brookfield Renewable’s restricted cash as at December 31 is as follows:

(MILLIONS)	Note	2024	2023
Operations		$284	$299
Credit obligations		157	79
Capital expenditures and development projects		22	13
Total		463	391
Less: non-current	24	(177)	(81)
Current		$286	$310

23. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2024	2023
Trade receivables	$808	$662
Collateral deposits(1)	197	178
Short term deposits and advances	200	23
Sales tax receivable	193	94
Prepaids and others	174	127
Inventory	154	111
Income tax receivables	71	74
Current portion of contract asset	65	61
Other short-term receivables	262	187
	$2,124	$1,517
(1)Collateral deposits are related to energy derivative contracts that Brookfield Renewable enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of Brookfield Renewable's risk management strategy.
As at December 31, 2024, 83% (2023: 86%) of trade receivables were current. Brookfield Renewable does not expect issues with collectability of these amounts. Accordingly, as at December 31, 2024 and 2023 an allowance for doubtful accounts for trade receivables was not deemed necessary. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties. Management also reviews trade receivable balances on an ongoing basis.
24. OTHER LONG-TERM ASSETS
Brookfield Renewable’s other long-term assets as at December 31 are as follows:

(MILLIONS)	Note	2024	2023
Long-term receivables		$396	$382
Contract asset		250	314
Restricted cash	22	177	81
Intangibles(1)		10	15
Due from related parties	29	8	135
Other		100	84
		$941	$1,011
(1)Relates to certain power generating facilities that operate under service concession arrangements.
At December 31, 2024 and 2023, restricted cash was held primarily to satisfy operations and maintenance reserve requirements, lease payments and credit agreements.
Contract assets are the result of contract amendments made to Brookfield Renewable’s long-term power purchase agreements with Brookfield associated with generating assets in Ontario held by Great Lakes Power Limited and Mississagi Power Trust. The net impact of these changes were offset by changes to Brookfield Renewable’s long-term energy revenue agreement with Brookfield associated with several entities owned by Brookfield Renewable in the United States, however the changes resulted in a difference in timing of cash flows. As a result, the amendments were accounted for in reflection of their substance, with the recognition of contract asset and liability balances and net financing charges to be recognized over the remainder of the term of the agreements. There are no material provisions for expected credit losses on contract assets. See Note 29 – Related party transactions, for additional details regarding Brookfield Renewable’s revenue agreements with Brookfield.

25. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2024	2023
Accounts payable	$787	$388
Operating accrued liabilities	733	603
Interest payable on borrowings	264	301
Current portion of lease liabilities	49	41
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable, perpetual subordinate notes distributions and exchange shares dividends(1)	60	58
Current portion of contract liability	47	35
Income tax payable	28	41
Other	136	72
	$2,104	$1,539
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield Holders are included in due to related parties.
26. PROVISIONS

The following table presents the change in the decommissioning liabilities for Brookfield Renewable:

(MILLIONS)	2024	2023
Balance, beginning of the year	$976	$479
Additions	50	—
Acquisitions through business combinations	183	227
Disposal	(50)	(1)
Accretion	47	13
Changes in estimates(1)	(98)	253
Foreign exchange	(16)	6
Other	3	(1)
Balance, end of the year	$1,095	$976
(1)Changes in estimates are driven by changes in underlying assumptions used as inputs to determine the value of the retirement obligation.
Brookfield Renewable has recorded decommissioning retirement obligations associated with certain power generating assets. The decommissioning retirement obligation has been established for hydroelectric, wind and solar operation sites that are substantially expected to be restored between the years 2031 to 2063. The estimated cost of decommissioning activities is based on a third-party assessment.
For details on other legal provisions, please refer to Note 28 – Commitments, contingencies and guarantees.
Provisions also includes contingent and deferred acquisition consideration of $283 million (2023: $270 million).

27. OTHER LONG-TERM LIABILITIES
Brookfield Renewable’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	2024	2023
Lease liabilities	$1,109	$727
Contract liabilities	686	680
Pension obligations	56	66
Regulatory liabilities(1)	—	104
Other	225	187
	$2,076	$1,764
(1)Regulatory liabilities are related to the regulated pricing mechanism at certain of Brookfield Renewable’s Spanish assets.
Contract liabilities are the result of the amendment to the energy revenue agreement between Brookfield and several entities owned by Brookfield Renewable in the United States. See Note 24 – Other long-term assets, for additional details regarding Brookfield Renewable’s contract balances. See Note 29 – Related party transactions, for additional details regarding Brookfield Renewable’s revenue agreements with Brookfield.
28. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at December 31, 2024, Brookfield Renewable had $2,923 million (2023: $2,783 million) of capital expenditure commitments outstanding, of which $2,221 million (2023: $2,200 million) is payable in less than one year, $696 million (2023: $583 million) in two to five years, and $6 million (2023: less than $1 million) thereafter.
The following table lists the assets and portfolio of assets that Brookfield Renewable, together with institutional partners have agreed to acquire which are subject to customary closing conditions as at December 31, 2024:

Region	Technology	Capacity	Consideration	Brookfield Renewable Economic Interest	Expected Close
China	Wind	50 MW development	CNY58 million ($8 million)	20%	H1 2025
China	Wind	201 MW development	CNY599 million ($82 million)	20%	H1 2025
Brazil	Distributed energy & storage	812 MW development 30 MW operating	R$322 million ($52 million)	20%	2025 - 2026
Australia	Various	2 GW development 55 MW operating	A$268 million ($166 million)	15%	2025

An integral part of Brookfield Renewable’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 14 – Borrowings.
Brookfield Renewable, along with institutional partners, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Global Transition Fund and Brookfield Global Transition Fund II. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional partners and its subsidiaries were as at the following dates:

(MILLIONS)	2024	2023
Brookfield Renewable along with institutional partners	$74	$100
Brookfield Renewable's subsidiaries	2,718	2,026
	$2,792	$2,126
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, power marketing activities such as purchase and sale agreements, swap agreements, credit facilities of certain Brookfield private funds and that are also secured by committed capital of our third-party institutional partners, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

29. RELATED PARTY TRANSACTIONS
Brookfield Renewable’s related party transactions are recorded at the exchange amount and are primarily with Brookfield.
Brookfield Renewable and Brookfield have entered into, or amended, the following material agreements:
Principal Agreements
Limited Partnership Agreements
Each of the amended and restated limited partnership agreements of Brookfield Renewable and BRELP outline the key terms of the partnerships, including provisions relating to management, protections for limited partners, capital contributions, distributions and allocation of income and losses. BRELP’s general partner is entitled to receive incentive distributions from BRELP as a result of its ownership of the general partnership interest in BRELP. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the limited partnership units of BRELP exceed specified target levels as set forth in the amended and restated partnership agreement.
Master Services Agreement
Brookfield Renewable entered into an agreement with Brookfield Corporation pursuant to which Brookfield Corporation has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable for a management service fee. The fee is paid on a quarterly basis and has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). Total capitalization value as of December 31, 2024 is $21 billion, which against the initial reference value of $8 billion and factoring in the annual amount of $27 million (as adjusted for inflation), resulted in a management service fee payment for the year ended December 31, 2024 of $204 million (2023: $205 million and 2022: $243 million).
Relationship Agreement
Since inception, Brookfield Renewable has had a Relationship Agreement with Brookfield pursuant to which Brookfield has agreed, subject to certain exceptions, that Brookfield Renewable will serve as its primary vehicle through which it will directly or indirectly, acquire renewable power assets on a global basis.
BRELP Voting Agreement
In 2011, Brookfield Renewable entered into a voting agreement with Brookfield pursuant to which Brookfield Renewable, through BRPL, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of BRELP’s general partner.
Power Services Agreements
Power Agency Agreements
Certain Brookfield Renewable subsidiaries entered into Power Agency Agreements appointing Brookfield as their exclusive agent in respect of the sale of electricity, including the procurement of transmission and other additional services. In addition, Brookfield scheduled, dispatched and arranged for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Agreement, Brookfield was entitled to be reimbursed for any third party costs incurred, and, in certain cases, received an additional fee for its services in connection with the sale of power and for providing the other services.
On closing of the Energy Marketing Internalization, all Power Agency Agreements were transferred by Brookfield to Brookfield Renewable.

Revenue Agreements
Contract Amendments
In the first quarter of 2021, two long-term power purchase agreements for sale of energy generated by hydroelectric facilities owned by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”) were amended and Brookfield’s third-party power purchase agreements associated the sale energy generated by GLPL and MPT were reassigned.
Historically, the power purchase agreements required Brookfield to purchase energy generated by GLPL and MPT at an average price of C$100 per MWh and C$127 per MWh, respectively, both subject to an annual adjustment equal to a 3% fixed rate. The GLPL and MPT contracts with Brookfield each had an initial term to December 1, 2029, and Brookfield Renewable will have an option to extend a fixed price commitment to GLPL from Brookfield through 2044 at a price of C$60 per MWh. There were no changes to the terms following the assignment of the third-party power purchase agreements from Brookfield to GLPL and MPT.
There were no amendments to or termination of the agreement that gives Brookfield Renewable the option to extend a fixed price commitment to GLPL from Brookfield from December 1, 2029 through 2044 at a price of C$60 per MWh.
Energy Revenue Agreement
In 2018, the energy revenue agreement between Brookfield and several entities owned by Brookfield Renewable was effectively amended.
Brookfield will support the price that Brookfield Renewable receives for energy generated by certain facilities in the United States at a price $75 per MWh. This price is to be increased annually on January 1 until 2021 by an amount equal to 40% of the increase in the CPI during the previous calendar year, but not exceeding an increase of 3% in any calendar year. The price will be reduced by $3 per MWh per year from 2021 to 2025 and then further reduced by $5.03 per MWh in 2026. The energy revenue agreement will terminate in 2046 and provides Brookfield the right to terminate the agreement in 2036.
Other Revenue Agreements
Pursuant to a power guarantee agreement, Brookfield purchased all energy from the two facilities of Hydro Pontiac Inc. at a price of C$68 per MWh, increased annually each calendar year beginning in 2010 by an amount equal to 40% of the increase in the CPI during the previous calendar year. This power guarantee agreement was scheduled to commence in 2019 for one facility and in 2020 for the other, upon the expiration of existing third-party power agreements. The agreement with Brookfield had an initial term to 2029 and automatically renewed for a successive 20-year period with certain termination provisions. On closing of the Energy Marketing Internalization, the power guarantee agreement with Hydro Pontiac Inc. was transferred to Brookfield Renewable.
In addition, Brookfield Renewable from time to time may enter into other power purchase agreements with Brookfield and its subsidiaries to deliver electricity, attributes related to generation and other related services. These agreements are typically entered into at market rates.
Voting Agreements
Brookfield Renewable entered into voting agreements with Brookfield whereby Brookfield, as managing member of entities related to the Brookfield Americas Infrastructure Fund (the “BAIF Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to assign to Brookfield Renewable their voting rights to elect the Boards of Directors of the BAIF Entities. Brookfield Renewable’s economic interests in the BAIF Entities in the United States is 22%.
Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund II (the “BIF II Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF II Entities. Brookfield Renewable’s economic interests in the BIF II Entities are between 40% and 50.1%.

Except as set out below in respect to TerraForm Power and Isagen, Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries as managing members of entities related to Brookfield Infrastructure Fund III (the “BIF III Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional partners, Brookfield agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF III Entities. Brookfield Renewable’s economic interests in the BIF III Entities are between 23% and 31%.
Brookfield Renewable holds its interest in its Colombian operations as part of a consortium. The consortium in turn holds its interest in Isagen through an entity (“Hydro Holdings”) which is entitled to appoint a majority of the board of directors of Isagen. The general partner of Hydro Holdings is a controlled subsidiary of Brookfield Renewable. Brookfield Renewable is entitled to appoint a majority of Hydro Holdings’ board of directors, provided that Brookfield Corporation and its subsidiaries (including Brookfield Renewable) collectively are (i) the largest holder of Hydro Holdings’ limited partnership interests, and (ii) hold over 30% of Hydro Holdings’ limited partnership interests. Brookfield Renewable currently meets this ownership test and is entitled to appoint a majority of the board of directors.
Brookfield Renewable holds its interest in Neoen as part of a consortium. The consortium in turn holds its interest in Neoen through an entity (“BRHL Holdco”). BRHL Holdco is a controlled subsidiary of Brookfield Renewable. BRHL Holdco director votes are weighted so that the directors appointed by each consortium member exercise a number of votes proportionate to such consortium member’s percentage interest in BRHL Holdco. Brookfield Renewable is entitled to vote a majority of the director votes, provided that Brookfield Corporation and its subsidiaries (including Brookfield Renewable) collectively (i) are the largest holder of BRHL Holdco’s equity securities and (ii) hold at least 40% of BRHL Holdco’s equity securities. Brookfield Renewable currently meets this ownership test and is entitled to vote a majority of the director votes.
Simultaneously with the completion of the TerraForm Power acquisition, Brookfield Renewable entered into voting agreements with a controlled affiliate of Brookfield to transfer the power to vote their respective shares held of TerraForm Power to Brookfield Renewable. As a result, Brookfield Renewable controls and consolidates TerraForm Power.
Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund IV (the “BIF IV Entities”) and Brookfield Infrastructure Fund V (the “BIF V Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF IV Entities. Brookfield Renewable’s economic interests in the BIF IV Entities is 25% and 25% to 28% in BIF V Entities.
Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Global Transition Fund (the “BGTF Entities”) and Brookfield Global Transition Fund II (the “BGTF II Entities”), agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BGTF Entities, giving Brookfield Renewable control or significant influence over the entities that own certain renewable power and sustainable solution investments with institutional partners. Brookfield Renewable’s economic interest in BGTF I Entities is 20% and expects to hold 20% in BGTF II Entities.
Brookfield Renewable entered into a voting agreement with Brookfield to gain control of BGTF Finco LLC, the primary borrower under the Brookfield Global Transition Fund subscription facility. The voting agreements provide Brookfield Renewable with control and accordingly, Brookfield Renewable consolidates the accounts of this entity.

Other Agreements
Credit facilities and funds on deposit
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2029 and the draws bear interest at the Secured Overnight Financing Rate plus a margin. As at December 31, 2024, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation. Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at December 31, 2024 (2023: nil). The interest expense on the Brookfield Corporation credit facility and deposit for the year ended December 31, 2024 totaled nil (2023: nil and 2022: nil).
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Global Transition Fund, Brookfield Global Transition Fund II, and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with its institutional partners, has access to financing using the Private Funds’ credit facilities.
From time to time Brookfield Wealth Solutions and its related entities may participate in capital raises undertaken by Brookfield Renewable. Brookfield Wealth Solutions frequently participates alongside market participants at market rates and as at December 31, 2024, $65 million of non-recourse borrowings (2023: $101 million) and $7 million of corporate borrowings (2023: $8 million) were due to Brookfield Wealth Solutions. Brookfield Wealth Solutions has also subscribed to tax equity financing of $1 million (2023: $2 million) and preferred limited partners equity of $10 million (2023: $11 million). As at December 31, 2024, Brookfield Renewable had $348 million (2023: $450 million) of borrowings from Brookfield Wealth Solutions classified as due to related party.
During the fourth quarter of 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 50% interest in a 845 MW portfolio of wind assets in the U.S. for approximately $380 million (approximately $95 million net to Brookfield Renewable), of which 25% was sold to an affiliate of Brookfield at a value equivalent to what was agreed to with the third party that acquired the other 25% interest in the portfolio as part of the transaction. Brookfield Renewable maintains control of the portfolio.
On December 24, 2024, Brookfield Renewable, Brookfield Renewable Holdings Corporation (“BRHC”) and BEPC completed an arrangement (the “Arrangement”), pursuant to which 1505127 B.C. Ltd. (which was renamed Brookfield Renewable Corporation) became the “successor issuer” (as defined in NI 44-101) to the former BEPC, which was renamed Brookfield Renewable Holdings Corporation and BRHC’s class A exchangeable subordinate voting shares were delisted. The purpose of the Arrangement was to allow Brookfield Renewable to maintain the benefits of its business structure, while addressing proposed amendments to the Income Tax Act (Canada) that were expected to result in additional costs to BEPC if no action was taken. In connection with the Arrangement, among other things, (i) holders of class A exchangeable subordinate voting shares of BRHC, other than Brookfield, received BEPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BRHC on a one-for-one basis; (ii) Brookfield transferred their class A exchangeable subordinate voting shares of BRHC to BEPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BRHC were delisted; (iv) the exchangeable shares of BEPC were listed on the NYSE and the TSX; (v) Brookfield Renewable transferred 55 class B shares of BRHC to BEPC in exchange for 55 class B shares of BEPC; and (vi) 43,605 class B shares of BEPC were issued to Brookfield Renewable in exchange for $1 million. The class A.2 exchangeable shares are exchangeable by Brookfield into BEPC exchangeable shares (subject to an ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC) or LP units on a one-for-one basis.
Subsidiaries of Brookfield Wealth Solutions may from time to time decide to participate in Brookfield Renewable’s equity offerings. For example, in June 2023, a subsidiary of Brookfield Wealth Solutions participated in a private placement of LP units. Refer to Note 17 Limited partners’ equity for from more details.

TERP Ownership Transfer
On December 28, 2023 a subsidiary of Brookfield Renewable transferred 13.75% of its interest in TerraForm Power to BEPC, a consolidated subsidiary. The intercompany transfer had no net impact to Brookfield Renewable’s financial statements. Brookfield Renewable continues to control and consolidate Terraform Power and there was no impact to its economic ownership. In conjunction with the transfer, Terraform Power declared a non-cash dividend to its shareholders resulting in a decrease of $483 million in Equity and an increase in due to related parties of $483 million.
Other Agreements
In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.
Brookfield Renewable from time to time may enter into agreements with Brookfield and its subsidiaries to transfer income tax credits generated by renewable energy projects. These agreements are typically entered into at market rates. During the year ended December 31, 2024, Brookfield Renewable transferred $131 million (2023: nil) of income tax credits to Brookfield and its subsidiaries.
During the year ended December 31, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 95 MW under construction utility-scale solar development in Germany to an affiliate of Brookfield Asset Management for proceeds of approximately €79 million ($81 million) (€16 million ($16 million) net to Brookfield Renewable). As a result of the sale, a gain on disposition of €22 million ($23 million) (€4 million ($5 million) net to Brookfield Renewable) was recorded within Other Income in the consolidated statement of income (loss).

The following table reflects the related party agreements and transactions in the consolidated statements of income (loss), for the years ended December 31:

(MILLIONS)	2024	2023	2022
Revenues
Power purchase and revenue agreements	$—	$14	$21

Other income
Gain on disposition	$23	$—	$—
Distribution income	3	8	—
	$26	$8	$—

Direct operating costs
Energy marketing fee & other services	$(12)	$(5)	$(1)

Interest expense
Borrowings	$(63)	$(35)	$—
Contract balance accretion	(30)	(26)	(20)
	$(93)	$(61)	$(20)

Other
Other related party services (expense) income	$5	$3	$(5)
Financial instrument gain	3	21	5
	$8	$24	$—

Management service costs	$(204)	$(205)	$(243)

Current income tax
Investment tax credits	$131	$—	$—

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2024	2023
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$65	$61
Due from related parties
Amounts due from	Brookfield(1)	573	1,386
	Equity-accounted investments and other	300	57
		873	1,443
Assets held for sale	Equity-accounted investments and other	125	—
Financial instrument assets	Brookfield	38	—

Non-current assets
Financial instrument assets	Brookfield	—	170
Other long-term assets
Contract asset	Brookfield	250	314
Due from related parties	Equity-accounted investments and other	8	135

Current liabilities
Contract Liability	Brookfield	47	35

Financial instrument liabilities	Brookfield Wealth Solutions	—	2

Due to related parties
Amounts due to	Brookfield(2)	4,005	541
	Equity-accounted investments and other	684	13
	Brookfield Wealth Solutions	123	242
Accrued distributions payable on LP units, BEPC exchangeable shares, class A.2 exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	43	39
		4,855	835
Liabilities held for sale	Equity-accounted investments	31	—

Non-current liabilities
Financial instrument liabilities	Brookfield	13	—
	Brookfield Wealth Solutions	1	2
Due to related parties
Amounts due to	Brookfield(2)	309	496
	Brookfield Wealth Solutions	225	208
	Equity-accounted investments and other	58	1
		592	705
Corporate borrowings	Brookfield Wealth Solutions	7	8

Non-recourse borrowings	Brookfield Wealth Solutions	65	101
Other long-term liabilities
Contract liability	Brookfield	686	680
Equity
Preferred limited partners equity	Brookfield Wealth Solutions	10	11
(1)Includes receivables of $376 million (2023: $1,328 million) associated with the Brookfield Global Transition Fund credit facility.
(2)Includes payables of $32 million (2023: $6 million), $87 million (2023: $81 million), and $3,493 million (2023: $307 million) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund, and Brookfield Global Transition Fund II credit facilities, respectively.

Current assets
Amounts due from Brookfield are interest bearing, unsecured and due on demand.
Current liabilities
Amounts due to Brookfield are unsecured, payable on demand and relate to recurring transactions.
30. SUPPLEMENTAL INFORMATION
The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2024	2023	2022
Trade receivables and other current assets	$(233)	$540	$(296)
Accounts payable and accrued liabilities	120	(60)	109
Other assets and liabilities	(219)	(12)	(7)
	$(332)	$468	$(194)
The net change in corporate credit facilities for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2024	2023	2022
Proceeds from corporate credit facilities	$976	$596	$1,921
Repayments of corporate credit facilities	(736)	(596)	(1,921)
	$240	$—	$—
The distributions paid to participating non-controlling interests - in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	Notes	2024	2023	2022
Participating non-controlling interests – in operating subsidiaries	15	$(891)	$(1,428)	$(1,275)
Preferred equity	15	(28)	(27)	(26)
Perpetual subordinated notes	15	(37)	(29)	(29)
Preferred limited partners’ equity	16	(37)	(41)	(44)
Other(1)		—	558	2
		$(993)	$(967)	$(1,372)
(1)Pursuant to the TERP ownership transfer described in Note 29 - Related party transactions.
The distributions paid to unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	Notes	2024	2023	2022
General partnership interest in a holding subsidiary held by Brookfield	15	$(134)	$(116)	$(100)
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	15	(277)	(265)	(250)
BEPC exchangeable shares and class A.2 exchangeable shares	15	(256)	(241)	(220)
Limited partners’ equity	17	(406)	(383)	(355)
Distribution reinvestment plan and other		12	15	10
		$(1,061)	$(990)	$(915)

31. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Canadian Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at December 31, 2024:
Current assets	$41	$369	$3,193	$429	$8,836	$(4,033)	$8,835
Long-term assets	4,282	227	1	41,568	85,893	(45,997)	85,974
Current liabilities	80	8	322	7,257	13,619	(6,721)	14,565
Long-term liabilities	—	—	2,853	352	40,583	—	43,788
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	26,168	—	26,168
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,457	—	—	2,457
BEPC exchangeable shares and class A.2 exchangeable shares	—	—	—	—	2,269	—	2,269
Preferred equity	—	537	—	—	—	—	537
Perpetual subordinated notes	—	—	—	737	—	—	737
Preferred limited partners’ equity	634	—	—	639	—	(639)	634
As at December 31, 2023:
Current assets	$65	$400	$2,695	$790	$4,611	$(3,951)	$4,610
Long-term assets	4,735	246	2	44,239	71,435	(49,139)	71,518
Current liabilities	72	8	32	8,406	7,658	(8,138)	8,038
Long-term liabilities	—	—	2,650	56	35,405	—	38,111
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	18,863	—	18,863
Participating non-controlling interests – in a holding subsidiary – Redeemable\Exchangeable units held by Brookfield	—	—	—	2,684	—	—	2,684
BEPC exchangeable shares	—	—	—	—	2,479	—	2,479
Preferred equity	—	583	—	—	—	—	583
Perpetual subordinated notes	—	—	—	592	—	—	592
Preferred limited partners’ equity	760	—	—	765	—	(765)	760
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments and BEP Subco Inc., collectively the “Subsidiary Credit Supporters”.
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
For the year ended December 31, 2024
Revenues	$—	$—	$—	$—	$5,876	$—	$5,876
Net income (loss)	(218)	—	—	(1,919)	1,052	1,076	(9)
For the year ended December 31, 2023
Revenues	$—	$—	$—	$—	$5,038	$—	$5,038
Net income (loss)	(50)	—	3	(724)	1,686	(299)	616
For the year ended December 31, 2022
Revenues	$—	$—	$—	$—	$4,711	$—	$4,711
Net income (loss)	(122)	—	2	(1,322)	772	808	138
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments and BEP Subco Inc., collectively the “Subsidiary Credit Supporters”.
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco, and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 14 – Borrowings for additional details regarding the medium-term notes issued by Canadian Finco. See Note 15 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
32. SUBSEQUENT EVENTS
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, sold shares in TransAlta for total proceeds of approximately C$169 million ($118 million) (C$42 million ($30 million) net to Brookfield Renewable).
Subsequent to year-end, Brookfield Renewable and its institutional partners completed the dissolution of an existing joint venture in a 1,020 MW distributed generation portfolio in China. Brookfield Renewable received a non-cash distribution of approximately 541 MW distributed generation assets. As a result, Brookfield Renewable will derecognize its equity-accounted investment and consolidate the distributed generation portfolio.
Subsequent to year-end, Brookfield Renewable repurchased 422,800 LP units on the Toronto Stock Exchange at a total cost of $10 million.
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, agreed to acquire a diversified operating and development platform in the U.S. with 3.9 GW of operating and under construction renewable power and storage assets and an over 30 GW development pipeline for equity consideration of approximately $950 million (expected $238 million net to Brookfield Renewable). The terms of the transaction imply an enterprise value for the portfolio of $1,735 million. The closing of this transaction is expected to occur in the first half of 2025 and is subject to customary closing conditions.
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 25% interest in a 845 MW portfolio of wind assets in the U.S. for approximately $200 million (approximately $50 million net to Brookfield Renewable).
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, completed the acquisition of a series of development distributed generation projects in the United States totaling approximately 31 MW for total consideration of approximately $27 million (approximately $7 million net to Brookfield Renewable). Brookfield Renewable holds a 25% interest in these investments.

In January 2025 Brookfield Renewable, together with its institutional partners, acquired an additional approximately 14% stake in Neoen on the open market, during the pre-offer period, bringing our total interest to approximately 67%. In February 2025 Brookfield Renewable, together with its institutional partners launched a mandatory cash tender offer for the remaining shares and convertible bonds of Neoen. The mandatory cash tender offer is expected to close in March 2025. As of the date of these annual consolidated financial statements, Brookfield Renewable, together with its institutional partners, holds an approximately 85% interest in Neoen on an as converted basis. If certain conditions are met, Brookfield Renewable, together with its institutional partners intends to implement a squeeze-out procedure in order to acquire the Neoen shares not tendered to the offer, which would result in the delisting of Neoen.
Brookfield Renewable, together with its institutional partners intends to finance the total tender offer for the outstanding shares and convertible bonds of Neoen, totaling €2,921 million ($3,024 million) and €481 million ($498 million) respectively as follows:

(US MILLIONS)
Brookfield Renewable	$54
Capital contributions from participating non-controlling interests	1,897
Due to related parties	950
Non-recourse borrowings	621
Total	$3,522

Brookfield Renewable Partners L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN